5-81778



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Alinta Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

The Australian Gas Light Company
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Jane McAloon
Company Secretary
The Australian Gas Light Company
72 Christie Street
St Leonards, NSW 2065 Australia
Telephone: (011) (612) 9921-2349

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about 10 May, 2006
(Date Tender Offer is to Commence)

Exhibit Index is on page 2

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

p. 4

(a) The Australian Gas Light Company ("AGL") lodged a Bidder's Statement (Exhibit 1) for the ordinary shares of Alinta Limited with the Australian Securities and Investments Commission on April 24, 2006.

(b) Not applicable.

2. Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

A list of AGL announcements relating to the offer that have been lodged with the Australian Stock Exchange to the date immediately prior to the date of the Bidder's Statement is set out below.

	Date	Announcement
p. 227	April 26, 2006	Takeovers Panel declares unacceptable circumstances (Exhibit 2)
p. 228	April 21, 2006	AGL welcomes Takeovers Panel decision (Exhibit 3)
p. 229	April 21, 2006	T/O ann: Alinta Ltd Panel accepts undertaking (Exhibit 4)
p. 230	April 7, 2006	Letter to Shareholders (Exhibit 5)
p. 234	April 7, 2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications (Exhibit 6)
p. 237	April 3, 2006	Takeovers Panel Media Rel: Panel Receives 2 Applications (Exhibit 7)
p. 239	March 29, 2006	ACCC undertakings for Alinta Offer (Exhibit 8)
p. 255	March 29, 2006	ACCC undertakings for Alinta Offer (Exhibit 9)
p. 257	March 24, 2006	AGL Board says take no action on Alinta Bidder's Statement (Exhibit 10)
p. 259	March 23, 2006	Chairmans Letter to Shareholders (Exhibit 11)
p. 260	March 20, 2006	Letter to Shareholders (Exhibit 12)
p. 264	March 20, 2006	AGL rejects Alinta - inadequate again (Exhibit 13)
p. 266	March 13, 2006	AGL Offer to Merge with Alinta Presentation 13 March 2006 (Exhibit 14)
p. 293	March 13, 2006	AGL announces offer to merge with Alinta (Exhibit 15)

Part III – Consent to Service of Process

AGL is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE AUSTRALIAN GAS LIGHT COMPANY

By: ____________________
Name: JANE MCALOON
Title: COMPANY SECRETARY


AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA



media release

April 24, 2006

Takeovers Panel declares "unacceptable circumstances"

The Australian Gas Light Company (AGL) today welcomed the declaration of unacceptable circumstances by the Takeovers Panel in relation to AGL's application on potential market disruption arising from the competing takeover bids by AGL and Alinta for each other.

The Takeovers Panel has ordered "that both Alinta and AGL include defeating conditions in their offers which require them to acquire more than 50 per cent of the shares in their target, and the rival bidder to have acquired less than 50 per cent of them, before their offers can become unconditional".[1]

The effect of this order is "to prevent either offer from becoming unconditional (and contracts crystallizing) unless it is clear that one offer has been successful and that the other has not."[2]

AGL Chief Executive Officer Paul Anthony said, "This is consistent with AGL's submissions and the undertaking that AGL had been prepared to give the Takeovers Panel. AGL welcomes the decision which, in effect, means that without the consent of the Takeovers Panel, neither Alinta nor AGL can declare their respective bids unconditional at below 50.1 per cent shareholding in the other."

The Takeovers Panel noted these orders could avoid protracted and expensive complications for the companies and their shareholders if either bid was declared unconditional below 50.1 per cent.[3] This is also consistent with AGL's submissions to the Takeovers Panel.

AGL notes that Alinta has indicated it intends to seek a review of the Takeovers Panel declaration of unacceptable circumstances and orders.

AGL's Bidder's Statement for Alinta will be released this week. AGL's Target Statement will be released in early May.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

---

[1] Takeovers Panel Media Release No: 42/2006, p1
[2] Takeovers Panel Media Release No: 42/2006, p2
[3] Takeovers Panel Media Release No: 42/2006, p2



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

April 21, 2006

AGL welcomes Takeovers Panel decision

The Australian Gas Light Company (AGL) today welcomed the decision of the Takeovers Panel to accept an undertaking from Alinta to provide further information to AGL Shareholders on its bid for AGL.

This decision follows AGL's application on 3 April 2006 to the Takeovers Panel in relation to the content of Alinta's Bidder's Statement.

The Takeovers Panel considered that there were a number of statements in and omissions from Alinta's Bidders' Statement that were likely to mislead AGL Shareholders[1].

The effect of the undertaking accepted by the Takeovers Panel is that AGL Shareholders will receive further information from Alinta, in either a supplementary or replacement bidder's statement, that corrects these matters.

AGL Chief Executive Officer Paul Anthony said, "It is very important that Alinta makes the necessary changes to its Bidder's Statement so that AGL Shareholders have this additional information to assist them in making an informed assessment of Alinta's offer.

"AGL will send its Target Statement to AGL Shareholders within the next two weeks.

"It is very important that Shareholders ignore Alinta's current Bidder's Statement and **take no action** until they have all the relevant information including the newly disclosed Alinta information, as well as AGL's Target Statement which will contain recommendations from the AGL Board to AGL Shareholders", Mr Anthony said.

AGL also intends to release its Bidder's Statement for its merger offer with Alinta early next week.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
Mobile: + 61 (0) 419 282 319
Email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] Takeovers Panel Media Release: No 06/40 Alinta Limited 02


Takeovers
Panel

MEDIA RELEASE

No: 40/2006

Friday, 21 April 2006

Alinta Limited 02

The Takeovers Panel advises that it has accepted an undertaking from Alinta Group Holdings Pty Limited (a wholly owned subsidiary of Alinta Limited) and Alinta Limited in relation to an application dated 3 April 2006 (see TP06/33) by The Australian Gas Light Company in relation to the bid by Alinta for AGL. On the basis of Alinta's undertaking to provide additional and corrective information, the Panel will conclude the proceedings.

AGL had submitted that Alinta's Bidder's Statement dated 31 March 2006 and dispatched on 18 April 2006 contained certain misleading statements and was misleading by omission in certain respects (see TP06/33).

The Panel considered that there were a number of statements in, and omissions from, the Alinta Bidder's Statement that were likely to mislead AGL shareholders.

Accordingly, the Panel has accepted the undertaking which Alinta has offered to the Panel to provide additional and corrective disclosure. Alinta has undertaken to lodge and dispatch a supplementary bidder's statement, or a replacement bidder's statement, to address the Panel's concerns with the Alinta Bidder's Statement, in a form approved by the Panel.

The Panel has not yet made a final decision as to whether or not the document should be a supplementary bidder's statement or a replacement bidder's statement. The Panel does not intend to make this decision until it has had an opportunity to consider the draft disclosure document which Alinta puts forward and the Panel is able to assess how easily AGL shareholders are likely to be able to assimilate and use the additional and corrective disclosure.

The President of the Panel appointed Stephen Creese, David Gonski AO (sitting President) and Teresa Handicott as the sitting Panel to consider the application.

The Panel will publish its reasons for its decision on its website in due course.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au



Tel: 02 9921 2259
Fax: 02 9921 2465

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

Dear Shareholder

AGL's plan for a stronger and more valuable future – 7 April update

Consistent with our commitment to keeping you well informed, I am writing to update you on our plans to merge with Alinta.

AGL – here for the long haul

AGL has a long heritage of delivering sustained and continued growth for the Company and Shareholders.

That growth and strength of performance has been the result of carefully considered plans and sound and trustworthy management over many years. Over this time we have learnt many valuable lessons in how to run Australia's largest energy business which we apply every day in making the best decisions for the future of the Company and Shareholders.

We have a long term view about energy because it underpins the Australian economy. We have played, and continue to play, a very important role in securing Australia's future energy supplies over the next 20 years to ensure the growing energy demand of Australians can be met.

For example, AGL is playing a key role in developing a project to bring competitively priced natural gas to Eastern Australia from Papua New Guinea. This helps AGL grow in value and sustains our business and your returns.

The proposed PNG to Australia gas pipeline will be the largest pipeline to be built in the Southern Hemisphere. The Australian component of the pipeline, which AGL and its partner Petronas are developing, will take 3 years to construct be 3,900 kilometres long (the distance from Sydney to Perth) and employ 1,500 construction workers.

Demerger – two more valuable businesses

We told you in October of our plan to sustain continued future growth for AGL based on its proven performance, strong heritage and carefully considered priorities. This demerger plan has been a long time in the making. Key commentators agree a demerger of AGL into separate, independent energy and infrastructure companies is the right way forward for the Company.

That plan has been put at risk by Alinta's opportunistic offer that seriously undervalues AGL, its heritage, current performance and future plans.

AGL has made an offer to merge with Alinta, and then demerge into an infrastructure business and an energy business, ensuring that AGL's sound and proven foundations are maintained.

This will enable AGL to keep its long-term plans on track but deal with the realities of current market activities.

We will therefore be issuing a Bidder's Statement to all Alinta Shareholders this month offering to merge AGL and Alinta's businesses and for both sets of Shareholders to become part of a stronger combined company.

Our current plans for growing your business include:

- **building new gas and renewable power generators in NSW, VIC, SA, and QLD**
- **building new wind farms like Hallett is SA**
- **developing new gas pipelines such as the proposed PNG to QLD pipeline**
- **investing in new upstream gas developments like PNG**
- **continuing to invest in infrastructure essential to our electricity and gas networks**

Like all of our efforts, at their foundation is the development and acquisition of real projects that deliver essential services to current and future customers.

These development projects and the benefits they will deliver to AGL Shareholders should not be put at risk by Alinta.

Next Steps

We are now in a formal and extended legal process. Soon you will receive detailed documents for your consideration – a Bidder's Statement from Alinta and a response document from AGL called a Target Statement.

Step 1 Alinta's Bidder's Statement

As part of the standard process of merger proposals, Alinta formally lodged its Bidder's Statement with the Australian Stock Exchange and the Australian Securities and Investment Commission on 24 March 2006.

Upon our careful review of the document we discovered that it contained many potentially misleading statements. On behalf of our Shareholders, we sought clarifications and corrections. Alinta has now had to issue a replacement Bidder's Statement.

The AGL Board has already rejected Alinta's advances and recommends you take no action on the Bidder's Statement from Alinta until the AGL Board provides further advice to you.

Step 2 AGL's Target Statement

AGL's Target Statement will include significant detail on the value of your AGL investment and why AGL's plan to merge with Alinta, and then subsequently demerge the combined entity, offers superior growth opportunities and value for Shareholders. This proposal has been carefully considered and will build on long term growth plans that AGL already has in place.

Conclusion - Take No Action

You can expect to receive a Target Statement from us later this month. The Board of AGL recommends that you take no action in relation to Alinta's offer until you receive our Target Statement and have had an opportunity to consider it.

It is important that you are able to carefully consider these complex matters as they can affect the value of your investment in AGL. There will be a lot of information put before you in the next several weeks.

The Board of AGL is committed to ensuring that you can make fully informed decisions. We will continue to update you as the process unfolds and provide you with our advice for your consideration.

In the meantime, I have attached a copy of a recent advertisement for your information, which you may have seen in newspapers.

Yours sincerely,

Mark Johnson
Chairman
7 April 2006

AGL and Alinta. Let's put things in perspective.



Size (market value $)
AGL
$8.45bn*
Alinta
$2.8bn*
*As of 15 March 2006.
Customers†
AGL
1.5m
Alinta
AGL
1.3m
Alinta
AGL
2.8m
Alinta
Electricity
Gas
Total
†Source Alinta 2005 Annual Report & AGL Demerger Booklet Feb 2006.
Energy Sales Revenue ($)
AGL
3.5bn*
Alinta

For the past year AGL has been planning a demerger of the company and the creation of two independent companies, one to focus on Energy and the other on Infrastructure.

More recently, both Alinta and AGL have separately proposed mergers of those two companies.

One thing that AGL and Alinta agree on is that merging the two companies as the first step in creating two stronger demerged companies is in all Shareholders' best interests.

But whilst AGL welcomes and recognises the value of the added resources that Alinta can bring, it is increasingly clear that the ability to ensure the success of such a large undertaking rests firmly with AGL.

AGL has the history, the resources, the scale, the retail customer experience, the regulatory experience and management skills to make the merger, and subsequent creation of two new companies, work. It is the firm view of the AGL Board that Alinta does not.

The Board of AGL has rejected the Alinta Offer as inadequate and accordingly recommends that AGL Shareholders take no action.
AGL Shareholders will receive AGL's Target Statement in late April. For Alinta Shareholders, AGL's Bidder's Statement will also be released in late April.



AGL

If you would like to talk to us, or would like more detailed information please call the AGL Shareholder Information Line on **1800 824 522** or visit our website at **www.agl.com.au/alinta**


Takeovers
Panel

MEDIA RELEASE

No: 36/2006

Friday, 07 April 2006

Alinta Limited 01 & 02 Applications

The Takeovers Panel makes this announcement in respect of two applications dated 3 April 2006 (see TP06/33) by The Australian Gas Light Company (**AGL**) in relation to the bid by Alinta Group Holdings Pty Limited for AGL and the proposed bid by AGL for Alinta.

AGL submitted that there are issues which should be addressed in relation to:

- disclosure in Alinta's bidder's statement;
- demergers which Alinta proposes to implement if its bid succeeds; and
- the uncommon circumstances of two competing bids being made for each other.

AGL sought interim orders restraining dispatch of Alinta's bidder's statement until the Panel had determined the two applications. The Panel has decided not to make the interim orders requested.

Although the Panel did not make any interim order, it has required both parties to provide a number of undertakings to manage circumstances until the Panel has determined the applications. See below for a description of the undertakings which the Panel has required. Both AGL and Alinta have provided the undertakings that the Panel required.

Restraining dispatch of the Alinta bidder's statement

The Panel considered the issues raised by AGL in its applications, but it did not consider that allowing dispatch of the Alinta bidder's statement was likely to cause any material harm in relation to any of those issues which could not be remedied effectively by additional disclosure (if any) that the Panel requires after considering submissions in the applications.

Resolution between parties

The Panel has advised the parties that it would prefer that the parties continue to work towards negotiating a resolution of as many of the disclosure issues as possible. The Panel would be disappointed if the parties were unable to resolve any of the disclosure issues.

Consequences of counter offers

The Panel has advised both parties that the uncommon circumstances of two competing bids for each other potentially raise novel issues which the Panel is considering, including, for example, the question of what might occur if each of the bidders received acceptances for more than 50% of the other. The Panel noted that such scenarios have been very infrequent in Australia and in other jurisdictions.

Undertakings

The Panel has accepted an undertaking which Alinta has offered the Panel that, if the Panel allows Alinta to dispatch its bidder's statement on its current timetable, and the Panel later requires it, Alinta will send a further supplementary bidder's statement or replacement bidder's statement to AGL shareholders to address any disclosure issues raised by the Panel.

In addition, the Panel has required that:

1. Each party provide the Panel with a written undertaking that they will not cause or allow offers under their relevant takeover bid to become unconditional until the matters raised by both of the current applications have been determined by the Panel (including determination of any application for review made under section 657EA). The Panel considered that should any substantive orders be required, the undertakings would preserve the status quo while the applications were considered and ensure that the Panel's orders (if any) were not frustrated or constrained by completed contracts being difficult to unwind.

2. Alinta provide the Panel with a written undertaking that it will draft, and include in the package dispatched to AGL shareholders containing the Alinta bidder's statement, a letter, approved by the Panel, which brings the existence of the two proceedings before the Panel to AGL shareholders' attention and which advises AGL shareholders:

    (a) of the general nature of the issues raised in the two applications;

    (b) that the contents of the bidder's statement and, if relevant, any accompanying supplementary bidder's statement, are the subject of the Panel's two proceedings;

    (c) that the uncommon circumstances of two competing bids for each other potentially raise novel issues which the Panel is considering, including, for example, the question of what might occur if each of the bidders received acceptances for more than 50% of the other;

    (d) of the existence of the undertakings which the Panel has requested of both Alinta and AGL concerning the conditional status of both bids; and

    (e) the Panel may make orders requiring corrective disclosure or additional disclosure to AGL shareholders, or may make orders intended to ensure that the uncommon circumstances of two competing bids for each other do not cause market disturbance or intractable legal issues for Alinta or AGL shareholders as a consequence of the two bids; and

3. AGL provide the Panel with a written undertaking that it will draft, and include in the package dispatched to Alinta shareholders containing the bidder's statement under its offer for Alinta, a letter, approved by the Panel, which brings to the attention of Alinta shareholders the existence of any issues arising from these or other proceedings before the Panel which the Panel considers are relevant for Alinta shareholders (including, for example, the existence of the undertakings which the Panel has requested of both Alinta and AGL concerning the conditional status of both bids), and provides any cautionary advice which is relevant to those issues.

As noted above, both Alinta and AGL have provided the undertakings to the Panel.

The President of the Panel has appointed Stephen Creese, David Gonski AO (sitting President) and Teresa Handicott as the sitting Panel to consider the applications.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au


Takeovers
Panel

MEDIA RELEASE

No: 33/2006

Monday, 3 April 2006

Alinta Limited 01 & 02 - Panel Receives Two Applications

The Takeovers Panel advises that it has received two applications dated 3 April 2006 from Australian Gas Light Company (**AGL**) in relation to AGL's bid for Alinta Limited (**Alinta**) and the bid by Alinta Group Holdings Pty Limited for AGL.

In its first application AGL seeks orders that Alinta include the following terms in its Offer (and AGL include similar terms in its Offer):

a. that Alinta will not declare the Alinta Offer free from the Defeating Condition in unless Alinta has acquired a relevant interest in at least 50.1% of the AGL shares in respect of which the Alinta Offer is made as a result of on market acquisition of AGL shares or the receipt of valid acceptances of the Alinta Offer; and

b. that the Alinta Offer will immediately terminate if AGL acquires a relevant interest in at least 50.1% of the Alinta shares in respect of which the AGL Offer is made as a result of on market acquisitions of Alinta shares or the receipt of valid acceptances of the AGL Offer.

AGL's second application is in relation to the content of Alinta's bidder's statement and supplementary bidder's statement.

AGL submits that there are disclosure issues including:

a. Alinta's intentions regarding the implementation of a demerger in both the control situation where it holds at least 50.1% of AGL but does not wholly own AGL, and the situation where it is able to achieve total ownership of AGL;

b. the proposition that Alinta can control and ensure the implementation of the AGL only demerger;

c. Alinta's intentions if it acquires total ownership of AGL; and

d. discussions in Alinta's bidder's statement on the mechanics of a full demerger.

AGL seeks a declaration of unacceptable circumstances, interim and final orders.

AGL sought an interim order that Alinta be restrained from dispatching its bidder's statement to AGL Shareholders pending the hearing of the application by the Panel.

The Panel has not decided whether to conduct proceedings in relation to the applications and makes no comment on the merits of the applications. It also notes that it has not received submissions from the other parties to the application and it is, therefore, unaware of its views.

The President of the Panel is appointing a sitting Panel to consider the application.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

[Public version]

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (**AGL**) announced an offer to merge with Alinta Limited (**Alinta**), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (**Bid**). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (**Commission**). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and nëtwork services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

[Confidential]

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

[Confidential]

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1 These Undertakings commence upon completion of the Transaction.

Demerger

2 The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3 The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4 The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

(a) PNG Australia Pipeline Project (AGL's 50% interest);

(b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

(i) Moomba to Sydney Pipeline;

(ii) Goldfields Gas Pipeline;

(iii) Parmelia Pipeline;

(iv) Carpentaria Gas Pipeline;

(v) Roma to Brisbane Pipeline;

(vi) Midwest Pipeline; and

(vii) Amadeus to Darwin Pipeline;

(Agility-APT Service Contracts)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

(i) the Mondarra gas storage facility in WA; and

(ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)
NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

(a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

(b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

(c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

(d) Alinta's 20% interest in AIH which in turn owns:

   (i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

   (ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7 The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

(a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9 The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to Actew-AGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to Actew-AGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11 The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12 The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13 The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14 The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15 Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16 The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

(a) take all steps necessary to preserve the Divestment Businesses as a viable going concern **[Confidential]**;

(b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of **[Confidential]**;

(c) ensure that the management of the Divestment Businesses operate those businesses independently of **[Confidential]** and in particular, empower them independently to:

(i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

(ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

(iii) maintain all current contracts and agreements of the Divestment Businesses;

(d) subject to clause 17 below, take all steps necessary to:

(i) keep the books and records of the Divestment Businesses separate from those of the operations of **[Confidential]**;

(ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of **[Confidential]** from the Divestment Businesses; and

(iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

(e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17 The Merged Entity is entitled to receive and use:

(a) all publicly available information;

(b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

(c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

(d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18 The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19 The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

20 The Merged Entity undertakes that if **[Confidential]** the Demerger has not been implemented it will **[Confidential]** use its best endeavours to divest the following businesses:

[Confidential clauses dealing with divestiture. The clauses provide for the divestiture of specified gas transmission assets and interests in NSW, Western Australia and Queensland which are a subset of the gas transmission assets and interests referred to in clauses 5(b), (c), (d) and 6 (a), (c) and (d).]

Force majeure

43 AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44 If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

(a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

(b) take all reasonable steps to remedy or abate the Force Majeure; and

(c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45 Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46 The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name: The Australian Competition and Consumer Commission
Address: PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number: (02) 6243 1211
Attention: The Chairman

AGL

Name: The Australian Gas Light Company
Address: AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number: 02 9921 2096
Attention: General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

______________________	______________________
Signature of Director	Signature of Director/Secretary
______________________	______________________
Name of Director (print)	Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

____
Graeme Samuel/Chairman

DATED

Annexure 1

Bid Conditions

1 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2 ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3 Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4 No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5 No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6 No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

(i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7 Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8 Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9 Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10 Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11 No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

Actew-AGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 29, 2006

ASX update: ACCC undertakings for Alinta offer

The Australian Gas Light Company (AGL) today released details of its proposed structural undertakings to the Australian Competition and Consumer Commission (ACCC) in relation to its proposal to merge with Alinta Limited[1].

The undertakings are aimed at seeking clearance to proceed with AGL's proposal for a merger by way of a takeover of Alinta Limited and subsequently seek Shareholder approval for a demerger of the combined entity into separate energy and infrastructure businesses.[2]

AGL has submitted undertakings under Section 87B of the Trade Practices Act 1974, proposing the key structural elements of the separate energy and infrastructure companies through a demerger of the combined AGL/Alinta assets. The proposed Section 87B undertakings include:

1. An allocation of assets between the AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company.
2. No cross shareholdings between the AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company.
3. The AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company will be constituted as separate listed entities with separate boards and management.

AGL's proposed undertakings are consistent with the business logic and structure that underpinned AGL's original demerger proposal[3].

AGL will continue discussions with the ACCC as part of the formal merger clearance process and keep the market advised of relevant developments.

AGL continues to progress work on its Bidder's Statement for Alinta scheduled for dispatch to Alinta Shareholders in April.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Mobile: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] See separate ASX Release of ACCC Undertakings
[2] See AGL Media Release issued 13 March, 2006 "AGL announces offer to merge with Alinta"
[3] See AGL Media Release issued 31 October 2005 "AGL to demerge into two new major Australian companies"

ALLOCATION OF ASSETS BETWEEN THE INFRASTRUCTURE COMPANY AND ENERGY COMPANY

AGL Proposal: Infrastructure Company

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Asset Management/ Network Services	Related Investments
AGL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Alinta	Alinta Gas Networks (74%) Multinet (20%)	United Energy (34%)	DBNGP (20%)	WA Cogen	ANS APS NPS Financial services	Alinta Infrastructure Holdings (20%)

AGL Proposal: Energy Company

	Retail	Wholesale Electricity	Wholesale Gas	Related Investments	Asset Management/ Network Services
AGL	NSW Retail Vic Retail SA Retail [illegible]	Contract Portfolio Gas fired power generation Renewable power generation	[illegible]	[illegible]	[illegible]
Alinta	WA Retail	Alinta Sales	Wesfarmers LPG Alinta trading and marketing		



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 24, 2006

AGL Board says take no action on Alinta Bidder's Statement

The Australian Gas Light Company (AGL) today advised its Shareholders they should not take any action on Alinta's hostile takeover offer for AGL.

AGL Chairman Mark Johnson said AGL had now received the Bidder's Statement for Alinta's highly conditional offer for AGL.

"The AGL Board has already twice rejected the offer on the basis that it is comprised wholly of Alinta shares and still seeks board and management control of AGL for a price substantially below fair value" he said.

"Once again, we advise that AGL Shareholders should take no action on this inadequate offer.

"The Board continues to believe there is merit in a merger of the two companies, but it must be a true merger. We will continue with our offer to Alinta shareholders and will send them our Bidder's Statement in April.

"AGL's merger offer for Alinta and our plans to subsequently demerge the combined businesses will create separate and independent energy and infrastructure businesses. This will allow each business to grow to its full potential with appropriate management and governance, unlike Alinta's plan which will tie the two businesses together with fees and restrictive cross shareholdings.

"Alinta's offer substantially undervalues AGL and is not in the best interest of AGL Shareholders."

The Board will review the Alinta Bidder's Statement and provide advice to Shareholders once it has had an opportunity to consider it fully. AGL's formal Target Statement responding to Alinta will be dispatched to Shareholders as soon as possible. In the meantime AGL Shareholders should take no action in relation to Alinta's proposed bid.

AGL's Bidder's Statement will be sent to Alinta shareholders in April.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

Shareholder Information

Further information on the AGL's merger proposal is lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the merger proposal should contact the AGL Shareholder Information Line on **1800 824 522** from within Australia or **612 8280 7012** from outside Australia, between 8.30am and 5.30pm, Monday to Friday.



Tel: 02 9921 2259
Fax: 02 9921 2465

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

AGL continues to deliver you consistent returns

Dear Shareholder,

AGL is pleased to enclose your interim dividend payment statement.

The Board fully expect AGL's strong growth and consistent returns to continue as our management team executes our strategic plans for the future.

As you are most likely aware, these plans include AGL's offer to merge with Alinta and then create two larger and stronger, but fully independent, energy and infrastructure businesses by undertaking a demerger.

These two new businesses will be Australian leaders in their sectors and will be among the top 50 companies on the Australian Stock Exchange.

Our plans for the future are clear and well defined and seek to combine the best board and management strengths from both companies.

The AGL Board has rejected Alinta's hostile takeover bid, which sought total control of AGL for substantially less than fair value.

It will take some time to conclude these matters and at this stage there is nothing you need do. We will continue to keep you informed about AGL's plans for the future, as well as matters in relation to Alinta.

We will advise you when we believe you should take action.

In the meantime if you have any queries about our merger offer for Alinta, please visit the AGL Information Website at **www.agl.com.au/alinta**, or call the AGL Information Line on **1800 824 522.**

Yours sincerely,

Mark Johnson
Chairman
23 March 2006



Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

20 March 2006

TO: Company Announcements Office

BY: Electronic Lodgement

Letter to AGL Shareholders

Please find attached the letter to Shareholders dated 17 March 2006 advising of the cancellation of the General and Court Ordered Scheme meetings.

Jane McAloon
Company Secretary



Tel: 02 9921 2259
Fax: 02 9921 2465

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

Dear Shareholder

AGL's plan for a stronger and more valuable future

In my last letter to you I committed to keeping you informed about progress on key company matters and our plans to improve value for AGL Shareholders.

You may have read last week that AGL announced an offer to merge with the energy company Alinta Limited. This followed an earlier proposal Alinta had put to the AGL Board to consider.

This letter explains what Alinta wanted to do, why we said no and what our plans are for the future. It also explains why we asked the Federal Court to cancel the Shareholder meeting which was scheduled for 27 March 2006.

Rejection of Alinta's initial proposal

Alinta's proposal amounted to taking control of AGL's assets (the AGL business is about three times the size of Alinta) without paying a takeover premium to AGL Shareholders.

This is why, after review and advice from financial and legal experts, we said no. We do not think it is in AGL Shareholders' best interests for control of the company to pass at a price substantially below fair value.

AGL's plans

Our original plans were to demerge AGL's current business into two separate infrastructure and energy businesses. This is what we announced in October last year and sent to you in February in the Demerger Scheme Booklet.

The business logic that underpinned AGL's original demerger plan still applies. Energy companies and infrastructure companies are very different businesses, and each requires specific business focus, unique skills and management experience.

What we now want to do is put AGL and Alinta together in a true merger and then subsequently demerge into two larger and stronger but separate infrastructure and energy businesses. Both businesses would be Australian leaders in their respective sectors and would be amongst the top 50 companies on the Australian Stock Exchange.

We want to create separate strong and vibrant energy and infrastructure businesses

Looking ahead both the energy and infrastructure businesses will be stronger with excellent opportunities to grow, improving returns to both AGL Shareholders and Alinta Shareholders.

The combined Energy Company will:

- build on AGL's standing as Australia's biggest gas and electricity retailer with over 3 million customer accounts.
- be backed by a substantial portfolio of renewable power and generation assets.
- pay fully franked dividends for the foreseeable future.

The combined Infrastructure Company will:

- be Australia's largest owner and manager of electricity, gas and water assets including high pressure gas pipelines, gas distribution networks and electricity poles and wires.
- pay steady and growing dividends.

Shareholders will own shares in both companies in proportion to their ownership (approximately 70% AGL Shareholders, 30% Alinta Shareholders).


AGL
$8.45 billion*
$2.8 billion*

*Based on closing prices of AGL and Alinta as at 15 March 2006. AGL's market capitalisation is approximately $6.6 billion when adjusted for cancellation of Alinta's 19.9% of AGL.

Cancellation of Shareholder Meetings

Putting in place our plans to create additional Shareholder value required the cancellation of our original demerger General Meeting which was scheduled for 27 March 2006. The Federal Court has also approved the cancellation of our original demerger Scheme Meeting which was scheduled for 27 March 2006. A formal notice cancelling both meetings is set out below.

What happens now?

Some time is required to conclude these matters. We intend to schedule a new meeting for AGL Shareholders to vote later in 2006 on the demerger of the merged AGL/Alinta businesses after the successful completion of the offer to Alinta Shareholders.

We will continue to keep you informed and, at this stage, **there is nothing that you need to do.** More information and documentation will be provided to you at the appropriate time. In the meantime if you have any queries please call the AGL Information Line on **1800 824 522.**

Yours sincerely

Mark Johnson
Chairman

17 March 2006

Notice to AGL Shareholders

1 Notice of Cancellation of General Meeting

Notice is given under Clause 32.3 of the Australian Gas Light Company's (the Company) Constitution that the Directors have cancelled the General Meeting of the Company which was scheduled to be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10.00am. Accordingly, that meeting will now not take place.

2 Notice of Cancellation of Court-Ordered Scheme Meeting

Notice is given that on 14 March 2006 the Federal Court of Australia made an order directing that the Scheme Meeting which was to be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10.30am (or as soon thereafter as the General Meeting has been concluded or adjourned) not be held. Accordingly, that meeting will now not take place.

Capitalised terms in this Notice have the same meaning as in the Company's Demerger Booklet dated 13 February 2006.

Jane McAloon
Company Secretary

000001-V-LS



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

20 March 2006

AGL rejects Alinta – inadequate again

The Australian Gas Light Company (AGL) today rejected Alinta Limited's takeover bid, which repeated the terms of its already rejected February proposal.

AGL Chairman Mark Johnson said the AGL Board had already rejected the 1.773 ratio of Alinta shares for each AGL share, as it was substantially below fair value and comprised wholly of Alinta shares.

Mr Johnson said Alinta's bid was highly conditional and appeared to be designed to frustrate AGL's takeover bid for Alinta.

"The fact remains that Alinta is still seeking board and management control of AGL for a price substantially below fair value," he said.

"It is difficult to take this bid seriously, given the number of broad-based and highly restrictive conditions which have been included.

"The bid has numerous conditions which require AGL to waive rights, take certain actions, provide undertakings or commercial information. As things presently stand we do not see how it would be in the interests of AGL Shareholders to do any of these things.

"By way of example, if AGL proceeds with its own bid, which it fully intends to do, this will give Alinta the right to withdraw its bid."

Mr Johnson said Alinta's claims that AGL had been unwilling to engage in discussions were simply incorrect.

"In recent days I have met with and spoken to Alinta's Chairman-elect on numerous occasions, and our advisers have been in close and continued contact," he said.

"No progress has been achieved in these discussions due to Alinta's refusal to change the terms of its proposal which are fundamentally inadequate.

"The AGL Board is not going to recommend that Shareholders sell their shares in AGL at substantially below fair value and hand over management control.

"AGL shares closed at $17.87[1] two weeks after Alinta publicly confirmed the sale of its AGL shares in early February, 2006. This was prior to Alinta commencing the acquisition of its 19.9 per cent stake for $19.45 in cash.

"Shareholders should take no action on Alinta's offer."

---

[1] AGL's share price at close of trading on 17 February.

AGL's merger offer

Mr Johnson said AGL's merger offer for Alinta, using the same ratio, represented fair value for a true merger of both companies and reflected the relative value of each business.

"AGL wants a true merger with the best combination of board and management strengths, which recognises that AGL represents 70 per cent of the combined group and Alinta 30 per cent," he said

"AGL's proposal of a merger with Alinta and subsequent demerger of the combined group, would result in fully separate and independent energy and infrastructure businesses."

Mr Johnson said AGL's total shareholder returns since the Federal Court decision on Loy Yang A power station in December 2003, were ahead of the ASX200 index and comparable to Alinta, demonstrating AGL's strong track record at delivering its business strategy.

AGL's proposal is expected to generate dividends of at least 88.7 cents per share for the year ending 30 June 2007. This is 14 per cent more than that outlined in AGL's original demerger proposal.

Future cost savings and synergies will support the uplift in dividends beyond 2007.

AGL is also finalising a major retail cost-saving program, which should result in savings of $50-60 million per year once implemented.

Mr Johnson said AGL's Bidder's Statement would be sent to Alinta Shareholders in April.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

Shareholder Information

Further information on the AGL's bid is lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the acquisition proposal should contact the AGL Shareholder Information Line on **1800 824 522** from within Australia or **612 8280 7012** from outside Australia, between 8.30am and 5.30pm, Monday to Friday.


AGL

AGL Offer to Merge With Alinta

Transforming Australia's leading energy and infrastructure businesses

13 March 2006


AGL

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda


AGL

- Overview
- AGL Offer to Merge With Alinta
- Transaction Mechanics
- AGL Performance
- Summary

Questions

Overview


AGL

- The AGL board of directors has rejected the Alinta Proposal
  - Effectively a takeover at substantially below fair value
- However, AGL agrees with Alinta that there is merit in combining the companies
- AGL is now proposing a true merger with Alinta by way of a formal takeover offer ("AGL Offer")
  - Shared board representation
  - Appropriate allocation of management skills and experience
  - The same exchange ratio as proposed by Alinta
- The proposed merger with Alinta will be followed by a demerger of the combined businesses into an energy business ("Energy") and an infrastructure business ("Infrastructure")
- As the AGL Board considers that it represents a better alternative for AGL shareholders, it has withdrawn its recommendation of the current demerger and will seek Court approval to cancel the demerger meeting scheduled for 27 March

Analysis of Alinta Proposal


AGL

AGL has taken a disciplined approach to the assessment of the Alinta Proposal

In examining Alinta's Proposal:

- AGL has engaged advisers and conducted an extensive analysis of Alinta's Proposal
- The AGL Board has focussed on a number of threshold matters in assessing the Alinta Proposal:
  - Valuation – attractiveness of the value proposition for AGL shareholders
  - Governance – required skills to manage an energy business in a highly competitive environment and regulated/contracted infrastructure assets
  - Growth – focus on valuable and strategic organic growth opportunities

Conclusions


AGL

Alinta Proposal substantially undervalues AGL for a change of control
Board and management expertise in competitive energy markets is critical

➢ After due consideration, conclusions reached on the Alinta Proposal:

Value

- The value proposition offered by Alinta for AGL:
  - Substantially undervalues AGL for a change of control
  - Is a reasonable exchange ratio in a true merger of the companies

Energy skills and expertise

- Competitive Eastern Australian electricity and gas markets require specific skills. AGL has the superior experience in these markets
- AGL is best placed to drive value from Energy including the extraction of cost savings

Other issues considered

- AGL contributes the greater balance of cost savings and growth opportunities
- Key projects currently under consideration could be delayed


AGL

AGL Offer to Merge with Alinta

AGL's Offer to Merge With Alinta


AGL

- AGL has announced an offer to merge with Alinta by way of an off-market offer to Alinta shareholders
- Alinta shareholders are offered 0.564 AGL shares for each Alinta share (identical to Alinta Proposal)
- Exchange ratio seen as appropriate in a <u>true merger transaction</u>
  - One which shares governance structures and influence in proportion to value and overall contribution to the combined entity
- Full set of conditions is contained in the Annexure to the AGL Media Release issued today. Conditions include but are not limited to:
  - Minimum 90% acceptance
  - Cancellation of the current Demerger scheme meeting
  - No sale of the AGL shares currently held by Alinta


AGL

Corporate Governance – Proposed Board and CEOs

Interim Governance

- **Interim Board: Combined interim board of 10* non-executive directors**
  - 6 AGL; 4 Alinta, with two additional directors acting as alternates for the interim period pre-demerger (currently 7 plus 5)
  - Chairman: Mark Johnson
- **Interim co-CEOs**
  - AGL: Paul Anthony
  - Alinta: Bob Browning

Post Demerger Governance

- **Board following Demerger:**
  - Energy:
    - To be determined. Expected around 7 plus CEO
  - Infrastructure:
    - To be determined. Expected around 5 plus CEO
- **CEOs following demerger:**
  - Energy: Paul Anthony
  - Infrastructure: invitation extended to Bob Browning

* AGL constitution limited to a maximum of 10 directors

Strategic rationale – Complementary businesses


AGL

- Transforming two of Australia's leading independent energy and infrastructure companies
- Value accretive transaction to both AGL and Alinta shareholders through demerging into focussed Energy and Infrastructure companies
- Strong cash flows and the ability to increase distributions to shareholders
- Strong infrastructure asset base
- Agility benefits from the addition of skills and a greater national footprint, as well as synergies when combined with Alinta Asset Management
- Retail energy business
  - Adds Western Australian retail franchise to Australia's #1 NEM-states retail business
  - AGL skills in contestable energy markets can be applied to the WA market
- Growth opportunities
  - PNG pipeline project and gas, hydro and wind power generation projects
  - DBNGP expansion, co-generation plants and organic growth


AGL

Combined Businesses

- Combined market capitalisation of $9.5 bn (closing trading prices on 10 March), assuming the cancellation of Alinta's 19.9% in AGL
  - Combined 2005 EBITDA of over $1bn
  - Combined enterprise value of around $15bn
- AGL shareholders will have 70% of combined group: Alinta 30%
- Post-demerger, Energy and Infrastructure will be roughly similar in enterprise values – both are expected to be ASX Top 50 stocks



AGL
+
Alinta
=
AGL / Alinta
Energy
Infra-structure
~$6.7bn Market Cap (adjusted for 19.9% cancellation)
~$2.8bn Market Cap
~$9.5bn Market Cap (adjusted for 19.9% AGL cancellation)

Demerged Business Model


AGL

- Energy Model
  - Management focussed on core business activities of energy trading, supply, retailing
  - Facilitates valuation and performance transparency
  - No cross shareholding with infrastructure

- Infrastructure Model
  - Model will be flexible - capital structure options to enhance cash returns to shareholders will continue to be pursued
  - No cross shareholding with energy company
    - Retains ownership of operations and maintenance to help drive growth via developments, cost savings and synergies
    - Not reliant on highly competitive acquisition opportunities to grow
    - Obtains additional returns from 3rd party work and greenfield developments

- The infrastructure and asset management activities have been included in Infrastructure as no apparent business synergies exist with the Energy business, and results in fewer competition overlaps

Significant cost savings and synergies: $120m+ targeted


AGL

- AGL expecting cost savings and synergies in Energy, Infrastructure and corporate functions
- AGL will exceed Alinta's retail saving estimate: $50-60m being targeted
- The combination of the infrastructure businesses of AGL and Alinta will create significant synergies

Energy $50-60m	Infrastructure $45m	Corporate $25m

Cost savings
- Retail
  • $20 million per annum from 2008 onwards
  • No capital requirement
- Systems
  • $30-$40 million per annum from 2008 onwards
  • Less than $100million capital required
	Cost savings and synergies
	- Alinta's proposal projected $45 million of cost savings and synergies per annum
	- Preliminary review of the Alinta proposal indicates this is reasonable
	- Property and site rationalisation, duplication, improved systems
		Cost savings
		- AGL overhead
		  • AGL expected net $10 million from 2008 onwards as a result of IT efficiencies extracted once original AGL demerger bedded down

Synergies - No significant overlap or synergies with Alinta's operations in WA		**Synergies** - Three to two head offices • AGL assumes $15 million
Source - Based on AGL Project Phoenix which commenced in 2005 - Supported by two global consultancy firms	**Source** - Alinta Proposal - Agility Management	**Source** - AGL Management

Forecast Distributions



Distributions

- AGL Offer will provide a proforma dividend from the combined businesses of at least 88.7 cents in 2007 financial year

Distribution Policy

- Consistent with the policy outlined in Demerger Scheme Booklet
- Energy payout ratio post demerger ~ 60% of earnings
- Infrastructure payout ratio post demerger ~ 100% of maintainable equity cashflows


AGL

Transaction Mechanisms

AGL Offer – Transaction Mechanics


Pre merger
AGL
AGL shareholders
100%
AGL
100%
AGL Business
Post merger
AGL
AGL shareholders
Alinta
Alinta shareholders
~70%
~30%
AGL
100%
100%
AGL Business
Alinta Business

Proposed Asset Allocation Post Demerger


AGL
AGL shareholders
Alinta
Alinta shareholders
~70%
~30%
Infrastructure
Energy
Gas Distribution networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management
Retail
Wholesale Electricity
Wholesale Gas
Related Investments
AGL
NSW Gas Network
Actew AGL Gas Network (50%)
Gas Valpo Chile
Victorian Electricity Network
Actew AGL Electricity Network (50%)
Wind Powered Generation
Gas Fired Power Generation
Agility Infrastructure services
Construction, operation and maintenance
NSW Retail
Vic Retail
SA Retail
ActewAGL Retail (50%)
Elgas (50%)
Contract Portfolio
Gas fired power generation
Renewable power generation
Loy Yang Power (32.5%)
Contract Portfolio
PNG Upstream Gas (10%)
Sydney CSM Project (50%)
HC Extractions
Australian Pipeline Trust (30%)
PNG Australian Pipeline
Alinta
AlintaGas Networks (74%)
Multinet (20%)
United Energy (34%)
DBNGP (20%)
AIH (20%)
WA Cogen
AIH (20%)
ANS
APS
NPS
Financial services
WA Retail
Alinta Sales
Wesfarmers LPG
Alinta trading and marketing


AGL

AGL Performance

AGL Delivery on Strategy 2004-2006


AGL

Power generation

- Loy Yang A (32.5% investment)
- Hallett Power Station expansion
- Townsville Power Station (proposed)
- NSW greenfield gas-fired site secured at Leafs Gully

Wholesale Gas

- Formed Sydney CSM Joint Venture
- Acquired 10% interest in PNG oil and gas project fields (Kutubu & Gobe)
- 1,500 PJ gas supply agreement for 20 years with PNG gas producers
- Renegotiated gas supply with Gippsland Producers

Retail

- Increase in dual fuel accounts to 1.1million
- Turnaround in retail margins following successful retention strategy
- Positioning for Queensland full retail contestability in July 2007

Renewable generation

- Southern Hydro acquisition
- Wattle Point Wind Farm
- Hallett Wind Farm(to be built)
- The Bluff, Dollar & Macarthur wind farms (proposed)
- Bogong Hydro (proposed)

Portfolio Rationalisation

- Sale of NGC shareholding in December 2004 realising a profit on sale of A$628.8 million

Capital management

- Capital return and special dividend in 2005
- Successful Loy Yang A refinance
- Launched demerger proposal to realise value of Infrastructure and Energy optimise capital structure

AGL Shareholder Returns


AGL

AGL Total Shareholder Returns


110%
90%
70%
50%
30%
10%
(10%)
Dec-03
Mar-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
S&P/ASX 200
AGL
Alinta
Impact of AGL demerger announcement

Source: IRESS

As AGL has progressively integrated its NEM operations, over the last two years AGL has delivered to shareholders:

- 104% total shareholder return
- A special dividend of 30 cents ($137m) and a 50 cent capital return ($228m) was paid to shareholders in 2005
- Performance ahead of the ASX 200 and comparable to Alinta

AGL Energy Strengths


AGL

- #1 energy and dual fuel retailer in the National Electricity Market states
- Australia's largest downstream competitive energy business
- Largest listed power generator with net equity generation of 1,700MW
- Progressive integration of diverse generation portfolio to reduce supply costs and manage price risks
- Upstream gas integration for greater influence over sources of supply
- 20 year wholesale gas supply contract positions from multiple gas basins
- Over 2,000MW of identified power generation development and growth opportunities
- Positioning in important Queensland growth market with gas pipelines, gas contracts and power generation in Townsville

AGL has significant experience in managing risk and return in its energy portfolio

AGL Infrastructure/Agility Performance


AGL

- Objective evidence shows AGL being amongst the most efficient in the industry. Agility is successfully winning third party business
- WorleyParsons independent review (September 2005) as part of Envestra's SA gas network regulatory review
  - "Clearly no two distributors are the same – they will have differences in network size, physical operating environment, climate, customer density, geographic considerations etc. Many of these differences will impact on the requirements for expenditure so comparisons need to be approached with a great deal of caution." (available on www.escosa.sa.gov.au)

Distributor	Efficiency ranking	Operator
Envestra SA	1	Origin Energy Asset Management
➡ ActewAGL ACT	2	Agility (AGL)
Allgas Queensland (Energex)	3	Energex
➡ AGL Gas Networks NSW	4	Agility (AGL)
Envestra Victoria	5	Origin Energy Asset Management
➡ Multinet Victoria (Alinta)	6	Alinta Network Services
SP Ausnet Victoria	7	T squaredalliance (Tenix andSP Ausnet)
➡ AlintaGas Networks WA	8	Alinta Network Services
Envestra Queensland	9	Origin Energy Asset Management

- Other studies draw similar conclusions:
  - PA consulting (AlintaGas 2005 – www.offgar.wa.gov.au)
  - Meyrick & Associates (internal review in support of AGL electricity submissions in 2005)
  - Regulatory decisions – publicly available on regulator websites, eg ESC


AGL is delivering growth projects across its business
AGL
2006
2007
2008
2009
2010
Wholesale Gas
Upstream PNG Gas Project
Sydney CSM project
Wholesale Electricity
Hallett 95MW (SA)
Hallett expansion 250MW and Bluff 45MW (SA)
Bogong 130MW and West Kiewa 12MW (Vic)
Dollar 79MW and Macarthur 330MW (Vic)
Townsville 370MW (Qld)
Leaf Gully Stage 1 300MW and Stage 2 500MW (NSW)
Related Infra.
PNG Australia Gas Pipeline project
NSW water recycling
AGL believes that the growth opportunities it has identified will continue to deliver value to shareholders
22


AGL

Summary

Summary


AGL

- The Alinta Proposal has been rejected by the AGL Board
  - It is a takeover presented as a merger, at substantially below fair value
- AGL Offer to effect a true merger between the parties:
  - The proposal reflects the same relative valuations between AGL and Alinta as was proposed by Alinta
  - The Board will comprise directors from both Alinta and AGL
  - The requisite skills and experience of management will be suitably directed
- Following the merger with Alinta, it is proposed to demerge the combined businesses into an Energy business and an Infrastructure business
- As the AGL Board considers that the AGL Offer represents a better alternative for AGL shareholders, it has withdrawn its recommendation of the current demerger and will seek Court approval to cancel the demerger meeting scheduled for 27 March


AGL

Questions

Further Information / Contacts


AGL

A full range of information on AGL including the scheme booklet, prior AGL annual reports, presentations, announcements and financial results is available from www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 13, 2006

AGL announces offer to merge with Alinta

The Australian Gas Light Company (AGL) today announced an offer to merge with Alinta Limited (Alinta), offering 0.564 AGL shares for every Alinta share, implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares. Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

The offer is based on the same ratio as Alinta's proposal of 1.773 Alinta shares for every AGL share. AGL considers this ratio to be appropriate reflecting the relative value of each business in the context of a true merger.

AGL Chairman Mark Johnson said that after careful consideration the AGL Board had rejected the Alinta proposal. Mr Johnson said it would effectively constitute a takeover of AGL at a price substantially below fair value.

Mr Johnson said: "There is a compelling case for the two businesses to combine, particularly the infrastructure operations. Our offer is an interim step to a demerger of the expanded infrastructure and energy businesses. It builds upon Alinta's proposal and will achieve the best combination of Board and management strengths."

Each of the demerged energy and infrastructure businesses is expected to rank in the ASX 50. This will provide enhanced index weighting and liquidity for Shareholders.

"The energy business and infrastructure business will be Australian leaders in their respective sectors. Each business will focus on its own strategy for creating shareholder value and lead to faster realisation of growth opportunities. In addition, this structure is expected to have fewer competition issues", Mr Johnson said.

"The combined energy business will draw on AGL's skills and capabilities in the deregulated and highly competitive energy sector, allowing it to focus on its substantial growth potential without the dilution of focus that would occur in an energy business that is also an infrastructure fund manager. AGL's Chief Executive Officer-elect, Paul Anthony, will become CEO of the combined demerged energy business.

"Alinta has performed well under the leadership of Chief Executive Officer Bob Browning and AGL will seek to utilise his experience in the role of CEO for the combined demerged infrastructure business. Accordingly, AGL will invite Mr Browning to consider the role of CEO of the combined infrastructure business upon the successful completion of the offer.

Following the successful completion of the offer, the AGL Board intends to invite four members of Alinta's Board to form a combined interim Board of 10 directors (the maximum permitted under AGL's Constitution). The optimal composition of the Boards of the demerged energy and infrastructure businesses will be determined before the demerger.

The AGL Board considers that its proposed merger with Alinta and subsequent demerger of the expanded infrastructure and energy businesses represents a better alternative for AGL Shareholders than the current demerger.

Accordingly the Board now withdraws its recommendation on the current demerger proposal and will ask the Federal Court to cancel the Shareholder meeting which has been convened for March 27 to consider the demerger. AGL intends to schedule a new meeting for Shareholders to vote on a revised demerger proposal after the successful completion of the AGL offer.

AGL's Offer

Under the AGL offer, Alinta shareholders will receive 0.564 AGL shares for each Alinta ordinary share.

The acquisition is expected to generate dividends per share (DPS) of at least the level indicated in Alinta's proposal. Pro forma DPS under Alinta's proposal is 88.7 cents per share for the year ended 30 June 2007.

Upon acceptance of the offer, AGL will merge with Alinta before fully demerging into a combined energy business and a combined infrastructure business.

The benefits of the AGL offer include:

- **Combined infrastructure business**: Will be Australia's leading energy infrastructure group, with independent corporate management, a highly skilled asset management workforce and a diversified infrastructure portfolio. The business will not be externally managed by the energy business and will include infrastructure services business Agility;
- **Combined energy business**: Will be Australia's largest integrated energy company, with a significant presence in all states, and exposure to fast-growing energy markets in Queensland and Western Australia;
- The two independent businesses will be able to grow by focusing on their strengths, without cross shareholdings or fees between them;
- AGL can obtain stand alone cost savings in excess of those offered in the Alinta proposal, particularly associated with the energy business; and
- AGL's commitment to the PNG Gas Project and the Townsville Power Station project will not be affected.

Offer conditions

The AGL offer is conditional on AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, no objections from the Australian Competition and Consumer Commission and other conditions as set out in Attachment A.

Bidder's Statement

Further information on AGL's offer will be contained in AGL's Bidder's Statement which will be served on Alinta and lodged with the Australian Stock Exchange and the Australian Securities and Investment Commission within the statutory timeframe.

Shareholder Information

Further information on AGL's merger proposal will be lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the offer should contact the AGL Information Line on 1800 824 522 from within Australia or 61 2 8280 7012 from outside Australia, between 8.30am and 5.30pm (SYD time), Monday to Friday.

AGL is advised by Goldman Sachs JBWere, UBS and Gilbert + Tobin.

Further enquiries:
Media
Contact: Sue Cato
Mobile: + 61 (0) 419 282 319
E-mail: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

A media conference will be held at 10.30am, Monday, March 13, at AGL's head office, 72 Christie St, St Leonards, Sydney.

The conference will also be available by teleconference on:

Dial in numbers
1800 268 165 toll free Australia wide
+61 3 8414 5155 international callers

This will be followed by an analyst teleconference commencing at 11.30am (Sydney time).

Dial in numbers
1800 268 165 toll free Australia wide
+61 3 8414 5155 international callers

A market/analyst presentation will be released shortly to the ASX. The presentation will be spoken to during the analyst teleconference however there will be no webcast. A recording of the analyst teleconference (including the question and answer session) will be available via the AGL website at the close of business today.

ATTACHMENT A: BID CONDITIONS

1 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2 ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the Trade Practices Act; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

3 Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4 No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5 No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6 No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

    (i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) - (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) - (i) above.

7 Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8 Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9 Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10 Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11 No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.



Bidder's Statement

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405

offers to acquire all of your fully paid ordinary shares in

ALINTA LIMITED
ABN 40 087 857 001

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

KEY DATES

Bidder's Statement lodged with ASIC and ASX	24 April 2006
Offer opens	[ ] 2006
Date of Offer conditions notice*	[ ] 2006
Offer closes (unless extended)*	[ ] 2006

* This date is indicative only and may be changed as permitted by the Corporations Act.

HOW DO I ACCEPT THE OFFER?
You may only accept the Offer for all of Your Alinta Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Alinta Shares (Securityholder Reference Number beginning with "I")
To accept the Offer, complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Alinta Shares (Holder Identification Number beginning with "X")
To accept the Offer, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

AGL OFFER INFORMATION LINE
If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT INFORMATION AND NOTICES

(a) Bidder's Statement

This Bidder's Statement is given by The Australian Gas Light Company ABN 95 052 167 405 to Alinta Limited ABN 40 087 857 001 under Part 6.5 of the Corporations Act and relates to the Offer. This Bidder's Statement is dated 24 April 2006 and includes in Section 9 an Offer dated [ ] April 2006 to acquire all Your Alinta Shares.

(b) Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with ASIC on 24 April 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

(c) Offers outside Australia

If you are a Foreign Alinta Shareholder, you should note that the consideration under the Offer is securities of AGL, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in other countries. The financial statements included in this Bidder's Statement have been prepared in accordance with AIFRS. These may not be directly comparable to financial statements in other countries. If you are a Foreign Alinta Shareholder, you should be aware that AGL may purchase Alinta Shares otherwise than pursuant to the Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares on acceptance of the Offer. If you accept the Offer and are a Foreign Alinta Shareholder, you will receive the net cash proceeds of a nominee sale of the AGL Shares to which you would otherwise be entitled as described in Section 8.6.

This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

(d) Important notice to US shareholders

The Offer is made for the shares of an Australian registered company. It is important that US shareholders understand that the Offer is subject to disclosure requirements in Australia that are quite different from those in the US. Financial statements included in the Bidder's Statement have been prepared in accordance with AIFRS, which may not be comparable to generally accepted accounting standards in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside of the US and some or all of its officers and directors are located outside of the US. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to the judgment of a US court.

You should be aware that AGL may purchase Alinta Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Bidder's Statement will be furnished to the US Securities and Exchange Commission but will not be reviewed by it. This Bidder's Statement will not be filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offense in the US.

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933 (**Securities Act**), as amended, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act.

(e) Disclosure regarding forward looking statements

The Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the industries in which AGL and Alinta operate (including those risks described in Section 6) as well as matters such as general economic conditions, many of which are outside the control of AGL and its directors. These factors may cause the actual results, performance or achievements of AGL, Alinta or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of AGL and Alinta is not a guarantee of future performance.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist you in assessing the Offer. The forecast financial information and other forward looking statements are based on information available to AGL at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 5.

(f) Pro forma financial information

The financial material included in Sections 5 has been prepared from historical information. AGL is an entity to which ASIC Class Order CO 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Bidder's Statement, amounts presented may have been rounded differently to previously published data. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

(g) Investment decisions

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You should therefore seek your own financial and taxation advice before deciding whether or not to accept the Offer.

(h) Implied value

As you are being offered AGL Shares as consideration for Your Alinta Shares, the implied value to you of the Offer may vary with the market price of AGL Shares. In addition, all references to the implied value of the Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to Sections 6.2 and 6.6(b).

(i) Defined terms and interpretation

Unless otherwise noted, capitalised terms and certain abbreviations used in this Bidder's Statement are defined in the Glossary in Section 10. That Section also sets out certain rules of interpretation which apply to this Bidder's Statement.

Capitalised terms used in Section 7 (Taxation Implications) are defined in Section 7. Capitalised terms used in Annexures A, B and E to G which are not defined in Section 10 are defined in those Annexures.

Contents

Page


AGL

Dear Alinta Shareholder

AGL invites Alinta Shareholders to join us in future growth and success

AGL is seeking to merge with Alinta to deliver increased value to both Alinta and AGL shareholders. You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

Consistent with AGL's long term plans for growth, AGL proposes once AGL and Alinta have merged, to then demerge into two separate and more valuable companies – one focussed on the energy business and the other focussed on the infrastructure business.

This statement provides information regarding AGL's Offer to Alinta Shareholders. **To ACCEPT AGL's Offer, follow the instructions on the enclosed acceptance form.**

Join Australia's largest energy and infrastructure company

AGL has a long term view about energy supplies because energy underpins the whole Australian economy. We have played and continue to play an important role in meeting the energy needs of Australians.

We have a long heritage over 168 years of delivering sustained and continued growth for AGL and its shareholders. This growth and strong performance has been the result of carefully considered plans and sound and trustworthy management. We have also learnt many valuable lessons about how to run Australia's largest energy business.

AGL is now Australia's leading energy and infrastructure company with around 2.8 million customer accounts and a significant portfolio of development projects. Alinta Shareholders are invited to share in this future.

Key reasons to ACCEPT AGL's Offer:

1. **Size and Scale -** you will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

2. **Upside Growth –** you will share in AGL's exciting growth prospects, driven by its high quality development projects.

3. **Enhanced Shareholder Value –** you will benefit from pro forma forecast dividends per share of at least 88.7 cents for 2007 and strong forecast growth in AGL's business.

4. **Savings and synergies –** you will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta.

5 **Combined Management Expertise** – you will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

6 **Focussed business model** – if the proposed demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure.

Next Steps

The AGL Board believes that AGL has the history, the resources, the scale, the retail customer experience, the regulatory experience and the management skills to deliver growth. We also believe that a true merger between AGL and Alinta is the best way to continue, over time, to create shareholder value.

To be part of this future you need to ACCEPT AGL's Offer.

Yours sincerely

Mark Johnson
Chairman
24 April 2006

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

OVERVIEW

Who is AGL?

AGL was established in 1837 as a privately owned New South Wales gas utility and is Australia's largest energy and infrastructure company

Size of AGL's operations

AGL is Australia's largest energy and infrastructure company. It has Australia's largest retail customer base with around 2.8 million electricity and gas customer accounts. In addition, AGL has an extensive portfolio of electricity, gas supply and infrastructure assets.


AGL is Australia's largest energy and infrastructure company
AGL
Alinta
$8.4 billion
$2.9 billion
AGL has Australia's largest retail energy customer account base
2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta
Note: Market capitalisation as at 21 April 2006.
Source: AGL and Alinta Annual Reports 2005
AGL has the largest market capitalisation and largest customer base of any Australian energy and infrastructure business

Scope of AGL's operations

- AGL's business involves:
- supplying gas and electricity to customers;
- owning and investing in power generation plants, gas supplies, and electricity and natural gas distribution networks;
- providing a wide range of energy products and services; and
- performing asset construction and management services.

Scope of AGL's operations



AGL
AGL Retail (NSW, Vic, SA, Qld)
1.5 million electricity customers
1.3 million gas customers
Gas Supply Ownership
PNG Upstream Gas Project
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
Australian Pipeline Trust (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

AGL's operations extend throughout Australia and internationally (including PNG and Chile)

Agility, AGL's asset management and services company has substantial operations in each state including WA.

Today, AGL is Australia's largest listed energy and infrastructure business

What is AGL's Proposal?

- AGL is offering you 0.564 AGL Shares for each Alinta Share that you own. This is on the **same financial terms** as Alinta's Offer for AGL. By accepting AGL's Offer you will have access to:
  - AGL's scale and diversity of operations;
  - AGL's strong future growth and development projects;
  - AGL's comprehensive cost savings programs; and
  - AGL's proven knowledge of operating an energy business in the eastern Australian market.
- After the merger with Alinta, AGL is proposing to implement a demerger to create:
  - AGL/Alinta Energy: Australia's largest energy business to be run by Paul Anthony (CEO); and
  - AGL/Alinta Infrastructure: Australia's largest energy infrastructure business in which an invitation is to be extended to Robert Browning to be CEO, Alinta's current CEO.

Step 1: Merger with Alinta	Step 2: Post-Bid Demerger into AGL/Alinta Energy and AGL/Alinta Infrastructure

AGL + Alinta = AGL Alinta → AGL/Alinta Energy; AGL/Alinta Infrastructure

$8.4 billion | $2.9 billion | $11.3 billion

Note: Market capitalisations at 21 April 2006. Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.

- The separate AGL/Alinta Energy and AGL/Alinta Infrastructure companies will:
  - utilise both AGL's and Alinta's management and board expertise in their relevant areas;
  - be focussed and tailored to the growth, development and financial needs of the separate energy and infrastructure businesses that will enable each company to maximise shareholder value; and
  - give you an opportunity to make separate decisions on your ownership in each of the businesses:
    - AGL/Alinta Energy -> designed to deliver sustainable growth; and
    - AGL/Alinta Infrastructure -> designed to deliver stable cash flow yield.

Key reasons to accept AGL's Offer:

Size and Scale

(1) You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business and a company with a truly national footprint

Upside Growth

(2) You will share in AGL's exciting growth prospects, driven by its high quality development projects

Enhanced Shareholder Value

(3) You will benefit from:

- forecast dividends per share of at least 88.7 cents for 2007; and
- strong forecast growth in AGL's business

Savings and Synergies

(4) You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

Combined Management Expertise

(5) You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

Focussed Business Model

(6) If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

AGL's Offer has been structured efficiently so that:

- you should receive Australian capital gains tax rollover relief if you accept AGL's Offer; and
- you will not incur any brokerage costs in accepting AGL's Offer (unless you are a Foreign Alinta Shareholder).

Overview of AGL's Offer	
Offer	AGL's Offer is for all of Your Alinta Shares. AGL's Offer is 0.564 AGL Shares for each of Your Alinta Shares.
Closing Date	AGL's Offer is scheduled to close at 5:00pm (Perth time)/7:00pm (Sydney time) on [ ] 2006, unless extended by AGL as permitted by the Corporations Act.

When you will receive AGL Shares	If you accept AGL's Offer, you will receive AGL Shares on the earlier of:
	- 21 days after the end of the Offer Period; or
	- one month after the day that:
	  - you have validly accepted AGL's Offer; and
	  - AGL's Offer has become unconditional.
	If you accept AGL's Offer and are a Foreign Alinta Shareholder, you will not receive AGL Shares; rather, the AGL Shares which you would otherwise receive will be sold by a nominee on ASX within 30 days after the end of the Offer Period and the proceeds of sale (less brokerage and other sale expenses) will be paid to you in cash.

Brokerage	You will not pay brokerage if you accept AGL's Offer (unless you are a Foreign Alinta Shareholder, in which case the proceeds you will receive will be net of sale costs including brokerage).
Conditions	AGL's Offer is subject to the Defeating Conditions which are set out in full in Section 9.8(a). These Defeating Conditions include requirements that: – at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares; – before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC to intervene or seek to prevent AGL's acquisition of Alinta Shares; – before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede AGL's Offer; – no materially adverse changes occur to Alinta's financial position between 13 March 2006 and the end of the Offer Period; – Alinta does not enter into a material transaction between 13 March 2006 and the end of the Offer Period; and – the S&P/ASX 200 Index does not fall below 4,500 on any trading day. AGL may choose to waive these Defeating Conditions. If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, then AGL's Offer will lapse.
How do I accept AGL's Offer?	See the inside front cover of this Bidder's Statement, as well as the information on the enclosed Acceptance Form.

Overview of AGL's Offer	
Further information	If you have any questions in relation to AGL's Offer or how to accept AGL's Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8.30am and 5.30pm (Sydney time). Please note, as required by the Corporations Act, calls to these numbers will be recorded.

Size and Scale



You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business - a company with a truly national footprint

This section outlines the scale and diversity of AGL's existing operations. The merger of AGL and Alinta will further expand AGL's existing asset base and expand its national portfolio of energy and infrastructure assets.

ACCEPT AGL's Offer to **JOIN** AGL, Australia's largest energy and infrastructure company.

Join Australia's largest energy and infrastructure company

Under AGL's Offer, Alinta Shareholders will receive shares in AGL, Australia's largest energy and infrastructure company which is almost three times the size of Alinta in terms of market capitalisation.

AGL's Offer will create a Merged Group with a market capitalisation of A$11.3 billion as at 21 April 2006[1].

Indicative size of the Merged Group (by market capitalisation)

AGL + Alinta = AGL Alinta

$8.4 billion

$2.9 billion

$11.3 billion

[1] *Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.*

Did you know that AGL is Australia's largest retail energy business, serving around 2.8 million gas and electricity customer accounts?

AGL's existing asset portfolio comprises Australia's largest retail energy business, direct gas and extensive generation ownership, and significant infrastructure assets throughout Australia.

The merger of AGL and Alinta will further expand AGL's national footprint and provide shareholders with greater asset diversity and businesses with the scale and market position for future growth.

Accept AGL's Offer to GAIN an interest in AGL's diversified and comprehensive asset portfolio and RETAIN an interest in Alinta's asset portfolio

The combined assets of AGL and Alinta — a unified national footprint



Alinta
AGL
Gas Distribution Pipelines
AlintaGas Networks (74%)
Infrastructure Investments
AIH (20%)
Dampier to Bunbury Natural Gas Pipeline (20%)
Multinet (20.1%)
UED (34%)
Electricity Generation
Pinjarra Cogeneration (WA) - 280MW
Asset Management
ANS and APS
Alinta Retail (WA)
0.5 million gas customers
0.001 million electricity customers
AGL Retail (NSW, Vic, SA, Qld)
1.5 million electricity customers
1.3 million gas customers
Gas Supply Ownership
PNG Upstream Gas Project
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
Australian Pipeline Trust (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites


AGL will make major contributions to the Merged Group
Customer numbers
Alinta
16%
AGL
84%
2.8 million
Electricity generation capacity (equity share)
Alinta
17%
AGL
83%
1,782MW
Transmission and distribution Networks (equity share)
Alinta
28%
15,655km
AGL
72%
40,335km
Gas supply ownership
Alinta
0%
AGL
100%

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites
Note: The respective equity share of AGL's and Alinta's interest in investments (e.g. APT, UED, Multinet, DBNGP) have been reflected in the asset contributions.

AGL is committed to the important Western Australian market, and will seek to maintain and strengthen Alinta's customer and other shareholder relationships. Following the merger, AGL intends to retain the Alinta brand name in the Western Australian retail market.

Alinta Shareholders can be assured that AGL and Alinta will endeavour to provide a level of service to Western Australian retail customers that is equal to or better than current service standards

Upside Growth



You will share in AGL's exciting growth prospects, driven by its high quality development projects

This section outlines AGL's history of developing assets, as well as its extensive development projects that are planned for the future.

ACCEPT AGL's Offer to **SHARE** in AGL's exciting development projects and retain exposure to Alinta's planned projects.

AGL's growth strategy

AGL has reached its market position by pursuing internal growth, as well as strategic acquisitions, to deliver attractive and sustainable returns for shareholders.

A) Development projects

AGL has a strong history of successfully developing assets and new business ideas which have consolidated AGL's position as the largest energy and infrastructure business in Australia

AGL's recent history of energy developments



1970
to
2006
1971
Design and initial development of Moomba-Sydney Pipeline (1,309km)
1980-1995
Construction of Canberra's natural gas distribution network leading to formation of ActewAGL in 2000
1981-1998
Construction of pipeline laterals to NSW regional centres (887km) which were sold into APT in 2000
1986-1987
Construction of Alice Spring to Darwin Pipeline and laterals (1,681km)
1998
Construction and 70% interest in Qld of the Ballera to Mt Isa pipeline (944km)
1998
Construction and ownership of NSW-Vic interconnect pipeline (88km)
1999-2006
Development and construction of landfill and biogas fuelled generation and cogeneration projects in NSW, Vic, SA and WA totalling 23MW
2000
Formation of Agility
2000
Cornerstone investor in the IPO of APT as owner of transmission pipelines
2002-2003
Development of gas fired stations: Hallett (180MW) in SA and Somerton (150MW) in Vic
2005-2006
FEED process for the proposed PNG Australian Pipeline

Through Agility, AGL has a national footprint with substantial operations in each state including WA

At 31 December 2005, Agility had over $100m of third party work in addition to its work with AGL and related parties

AGL's Offer provides Alinta Shareholders the opportunity to participate in AGL's exciting future.

By ACCEPTING AGL's Offer, you will gain exposure to AGL's exciting development projects, which have been carefully planned to provide growth into the next decade

AGL's current development projects

	2007	2008	2009	2010	2011

Identified growth

- Growth in Victoria, New South Wales and South Australian gas and electricity retail customer bases
- Growth in Victoria and New South Wales gas and electricity distribution networks
- Growth in Agility electricity, gas and water asset management and services

In progress

- Hallett wind power generator 95MW (SA) (1megawatt is enough electricity to power 780 average homes)
- Sydney coal seam methane gas project
- Proposed PNG Australian Pipeline Project – the largest pipeline project in Australia

In development

- Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
- Hallett gas power generator expansion 250MW (SA)
- Townsville gas power generator 370MW (Qld)
- PNG Upstream Gas Project
- Bluff 45MW (SA) wind power generator

Planning stage

- Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
- Leafs Gully Stage 1 300MW (NSW) and Stage 2 500MW (NSW) power generators
- Sydney water recycling project

40% projected growth in AGL's assets over the next 4 years

Note: Projects described as "In progress" have either commenced construction or been scheduled to commence construction, or in respect of which AGL has committed significant resources to its development.
Projects "in development" have been granted a number of the required approvals, but have not yet been scheduled for construction. The financial viability of these projects continues to be assessed.
Projects in the "planning stage" are currently being assessed for shareholder value. For more detailed information on the status of AGL's development projects, see Section 1.5(iv).

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

The proposed PNG Australian Pipeline and the PNG Upstream Gas projects provide an opportunity to deliver a new and substantial source of natural gas to Australia into the future

B) Strategic energy business acquisitions

As well as AGL's development projects and internal growth, AGL has actively participated in industry consolidation having acquired and successfully integrated several significant energy businesses into its portfolio over the last decade or so.

Energy business acquisitions by AGL



1995 to 2006
1995 Initial acquisition of 50% stake in Solaris electricity retail and distribution business (Vic) remaining 50% acquired in 1999
1998 Acquisition of Gas Valpo (Chile)
2000 Acquisition of ETSA electricity retail business (SA)
2000 Formation of ActewAGL
2002 Acquisition of Pulse gas and electricity retail business (Vic)
2004 Acquisition of 32.5% interest in Loy Yang A power station and coal mine (Vic)
2005 Acquisition of 50% interest in Sydney coal seam methane Project
2005 Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006 Investment in PNG Upstream Gas Project (10%)
PNG Upstream Gas Project 2006 (10% ownership)
Sydney CSM Project 2005 (50% ownership)
ETSA - 2000
ActewAGL - 2000[1]
Pulse - 2002
Solaris - 1995[1]
Loy Yang A - 2004 (32.5% ownership)
Southern Hydro - 2005
Legend:
Upstream
Retail
Generation

It is expected that the Merged Group will be well positioned to participate in any further deregulation and privatisation of energy and infrastructure businesses currently owned by government.

AGL's strategy of securing energy supplies

AGL's planned development projects would not only provide shareholders with growth prospects, but also aim to secure the future energy to supply to retail customers.

AGL's strategy to secure energy supply



Electricity
Generation
Generation capacity:
- Brown coal
- Hydro
- Gas
Gas
Upstream ownership
Direct ownership interests in gas supply:
- PNS Upstream Gas Project (50%)
- Sydney CSM (50%)
- HC Extractions (100%)
AGL
AGL's energy portfolio and risk management
Electricity
Retail
Customers:
- 1.5 million accounts
Electricity sales 2005:
- 22,279GWh
Gas
Retail
Customers:
- 1.3 million accounts
Natural gas sales 2005:
- 173PJ

Continued access to Alinta's development projects

You will continue to retain an interest in Alinta's planned development projects which are primarily in WA, including:

- the proposed generation units to be constructed in conjunction with Alcoa;
- stages 4 and 5 expansion of the Dampier to Bunbury Natural Gas Pipeline.

By ACCEPTING AGL's Offer you will GAIN exposure to AGL's development projects

Enhanced Shareholder Value

You will benefit from:



- forecast dividends per share of at least 88.7 cents for 2007[1]; and
- the strong forecast growth in AGL's business.

This section explains that AGL's Offer has forecast dividends for 2007 of at least 88.7 cents per share[1].

By ACCEPTING AGL's Offer, you will **GAIN** from these dividend payments and the strong forecast in growth of AGL's business.

Under AGL's Offer, you will receive 0.564 AGL Shares for each Alinta Share that you own.

Dividends per share in 2007[1]

Under AGL's Offer, it is forecast that you will receive dividends per share in 2007 of at least that which you would have received under Alinta's Offer for AGL (if successful).

2007 Dividends per share[1]


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
cents per share
88.7
88.7
Alinta Offer for AGL
AGL Offer for Alinta

AGL's dividend forecast is for year ending 30 June 2007. Alinta's dividend forecast is for year ending 31 December 2007. AGL's forecast dividend would be payable approximately 6 months earlier.

Source: For Alinta's Offer, Alinta's Bidder's Statement (Section 5). For AGL's Offer, Section 5.5 of this Bidder's Statement.

1. Subject to the assumptions set out in Section 5.

AGL has forecast strong underlying business growth

Earnings before interest, tax, depreciation and amortisation (EBITDA) is an indicative measure of a company's cash flow, which can be used to fund further growth and the payment of dividends.

Benefit of AGL's higher growth forecasts in EBITDA (2006 to 2007)



Growth of 24.4%
1,400
1,200
1,000
800
600
400
200
0
EBITDA ($m)
$1,198
$963
Growth of 10.6%
$254
$281
2006
2007
2006
2007
Alinta
AGL

AGL has a higher forecast than Alinta for growth in EBITDA on a stand alone basis over the years 2006 to 2007. By ACCEPTING AGL's Offer, you will benefit from AGL's strong underlying business growth

Source: For Alinta, Alinta's Bidder's Statement (Section 5). For AGL, this Bidder's Statement in Section 5.5.

Note:

- Alinta, stand alone forecasts are based on a 31 December year end
- AGL's stand alone forecast is on a 30 June year end

Savings and Synergies



4

You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

This section explains the cost savings programs that AGL has for its business, and the synergies expected from the merger of AGL and Alinta.

ACCEPT AGL's Offer to **SHARE** in the benefits of AGL's cost savings and the synergies created by merging AGL and Alinta.

AGL's cost saving programs will be a key driver of future profit growth

Forecast profit growth will be further driven by cost savings initiatives which have already been identified by AGL.

AGL has in place comprehensive projects to drive costs down, such as rationalising energy billing systems and processes. AGL has projected total cost savings of $75 - $90 million per year to be achieved within the next three to five years.

AGL's forecast annual cost savings



Energy
$50-$60 million[1]
$20 million per annum from 2008 onwards and without capital spend
IT systems development savings of $30 to $40 million per annum from 2008 onwards[2]
Infrastructure
$15-$20 million[3]
$15 to $20 million per annum forecast by 2009 from productivity improvements, property and site rationalisation and labour reductions
Corporate
AGL
$10 million[4]
$10 million from 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated

Notes:

1. These costs savings were identified by AGL.
2. The IT savings require an initial outlay of $80-$100 million.
3. These cost savings were identified by Agility Management.
4. These cost savings of corporate overheads were determined by AGL as part of the Original AGL Demerger.

You will benefit from the synergies expected from merging AGL and Alinta

You will receive the benefit of synergies from merging AGL and Alinta. These are expected to primarily come from AGL/Alinta Infrastructure, with some corporate synergies.

AGL's forecast annual synergies


Infrastructure
$25-$30 million
$25 to $30 million per annum is forecast to be saved in AGL/Alinta Infrastructure
Corporate
AGL
/Alinta
$15 million
$15 million of corporate costs are forecast to be saved

By ACCEPTING AGL's Offer you will SHARE in the benefits of AGL's cost savings and the synergies from merging AGL and Alinta

Combined Management Expertise

(5) You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

This section outlines the proven experience of AGL's board and management in operating an energy business in the National Electricity Market.

ACCEPT AGL's Offer to **GAIN** the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

Did you know that AGL has had over 150 years of experience in the Australian energy industry and has operated in the National Electricity Market since its foundation in 1998?

Managing a retail business in the National Electricity Market

The National Electricity Market is an electricity market linking the eastern Australian regions, through which AGL currently supplies electricity to around 1.5 million customer accounts. Western Australia is not connected to the National Electricity Market.

The Australian electricity market - in perspective



Western Australian market
National Electricity Market
Alinta
AGL

Operating in the National Electricity Market is risky without a comprehensive market understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes although retail prices charged to customers are fixed;
- the ownership of generation capacity;
- risks arising from physical failure of transmission power lines between States which sometimes means power failures; and
- the implementation of appropriate risk management strategies.

✓ AGL is an **EXPERIENCED** energy operator, with substantial skill in managing wholesale energy exposures and generation capacity

✓ AGL has approximately 2.8 million gas and electricity customer accounts, about **five times** that of Alinta

✓ AGL has an interest in or owns over **18 times** Alinta's generation output in the National Electricity Market

Accept AGL's Offer to GAIN the benefit of the proven experience of AGL's board and management in running an energy business in the National Electricity Market

AGL's energy business - in perspective

AGL's energy business represents 63% of AGL's earnings[1], and generates around **nine times** the earnings (before interest, tax, depreciation and amortisation) of Alinta's energy business based on 2007 forecasts.

AGL and Alinta energy businesses – relative contributions (by FY2007 forecast EBITDA)


Infrastructure
and other
37%
$441m

AGL

EBITDA: $1198m


Energy
$79m
29%
Infrastructure
and other
$190m
71%

Alinta

EBITDA: $269m

Source: Forecasts from Alinta's Bidder's Statement have been calendarised to financial year ending 30 June 2007 and AGL forecasts used are those included in Section 5.5 of this Bidder's Statement.

1. Energy includes gas and electricity sales, generation and upstream interests. AGL's contracted generation and AGL's Agility asset management business (excluding the APT contract) are included in Infrastructure. Similarly, Alinta's asset management business and Alinta's power generation (WA cogeneration units) are included in Infrastructure. Other EBITDA as disclosed in Section 5 of Alinta's Bidder's Statement has been allocated 30% and 70% to Energy and Infrastructure respectively. The above excludes any dividends that Alinta may receive from its interest in AGL.

AGL's customer base - in perspective

AGL is the manager of approximately 2.8 million customer accounts in the National Energy Market. This is the largest retail energy customer base in Australia.

AGL customer account numbers – in perspective



2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta

AGL is Australia's largest retail energy business serving approximately 2.8 million gas and electricity customer accounts, around five times that of Alinta's

Source: AGL and Alinta 2005 Annual Reports

AGL's generation capacity - in perspective

AGL has a large generation portfolio in the National Electricity Market. This is a result of a successful strategy to develop and grow generation capacity. AGL is planning to invest in further generation developments over the next five years.

AGL vs Alinta generation capacity (MW) in the National Electricity Market



Total 3,886MW
Planning stage 1209MW
In development 807MW
In progress 95MW
Now 1,775MW
Now 94MW
AGL
Alinta

AGL has a large generation capacity in the National Electricity Market and plans to more than double the size of this portfolio in the next four years

Source: AGL Demerger Booklet and Alinta Annual Report 2005.
Note: AGL generation includes 32.5% (equal to 689MW) of Loy Yang A. AGL is not involved in the dispatch and trading of Loy Yang A's capacity. Alinta has only an indirect interest in the Bairnsdale power station in Victoria (94MW) through its 20% interest in AIH. Alinta is responsible for dispatch from this power station under a tolling arrangement with AIH.

AGL's Proposal – a true merger

AGL proposes to provide shareholders the benefit of the combined skills of AGL's and Alinta's existing board and management, by deploying them according to their areas of expertise and experience.

It is proposed that the interim board of AGL/Alinta (pre-demerger) consist of six AGL Directors and four Alinta Directors.

Following the merger, AGL proposes to seek AGL shareholder approval and the approval of the Court to demerge AGL/Alinta into two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure. For further details see Section 4.3.

The CEO of AGL/Alinta Energy will be Paul Anthony and an invitation is to be extended to Robert Browning, Alinta's current CEO, to be the CEO of AGL/Alinta Infrastructure.

Proposed corporate governance under AGL's Offer



Before Proposed Demerger
AGL
/Alinta
10 directors
AGL - 6 directors
Alinta - 4 directors
After Proposed Demerger
Shareholders
AGL
/Alinta
AGL/Alinta Energy
AGL
/Alinta
AGL/Alinta Infrastructure
CEO:
Paul Anthony
CEO role proposed to be offered to:
Robert Browning

Shareholders in AGL/Alinta will have the benefit of:

- AGL's proven board and management expertise in operating in the National Electricity Market;
- AGL's and Alinta's board and asset management skills in operating infrastructure businesses; and
- Alinta's management skills and knowledge in operating in WA.

Focussed Business Model


6

If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

This section explains AGL's proposed demerger and the benefits of the AGL model compared to that proposed by Alinta.

By ACCEPTING AGL's Offer, you will **SHARE** in the benefits of AGL's demerger proposal (if implemented) and business structure.

If the demerger of AGL/Alinta is approved by its shareholders and the Court, it will create two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure which will be of similar size, and like AGL, are expected to be in the S&P/ASX 50 Index.

Like AGL, AGL/Alinta Energy and AGL/Alinta Infrastructure are expected to enter the S&P/ASX 50 Index

Proposed asset allocation between AGL/Alinta Energy and AGL/Alinta Infrastructure[1]


AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Energy
Retail
Wholesale Electricity
Wholesale Gas
Related Investments

- Company expected to be in the S&P/ASX 50 Index
- Largest Australian retail energy company
- Paul Anthony to be CEO


AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management

- Company expected to be in the S&P/ASX 50 Index
- Largest energy utility/infrastructure owner in Australia
- Invitation extended to Robert Browning to be CEO

Notes:

1. Under this proposal, AGL's interest in APT and the proposed PNG Australian Pipeline Project will form part of AGL/Alinta Energy. This is consistent with draft undertakings provided by AGL to the Australian Competition and Consumer Commission.

Key strengths of AGL/Alinta Energy and AGL/Alinta Infrastructure


AGL
/Alinta

AGL/Alinta Energy



✓ **Size:** AGL/Alinta Energy will be Australia's largest energy retailer with approximately 3.3 million customer accounts

✓ **Asset management:** AGL/Alinta Energy will have the benefit of AGL's proven management and Board in continuing to operate the retail merchant energy business after the proposed demerger

✓ **Growth:** AGL/Alinta Energy will be well positioned to capture growth opportunities in Eastern and Western Australia

✓ **Integrated business:** AGL's planned developments in upstream power generation and gas supplies will further enhance its integrated energy strategy

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

✓ **Strong brands:** AGL and Alinta brands will continue to be used in their home markets

AGL/Alinta Energy will focus on delivering sustainable growth in earnings per share and total shareholder returns


AGL
/Alinta

AGL/Alinta Infrastructure





✓ **Size:** AGL/Alinta Infrastructure will be Australia's largest energy utility/infrastructure company, specialising in the ownership, management and operation of energy infrastructure

✓ **Asset management:** The merger of Agility and Alinta Network Services will create a best-in-class asset management business that will operate AGL Infrastructure's assets as well as provide services for existing and new third party customers

✓ **Growth:** AGL will continue to deliver growth from a portfolio of development projects expected to facilitate strong cash flow growth

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

AGL/Alinta Infrastructure will focus on delivering consistent cash flow growth and maximising distributions to shareholders

AGL's proposal provides substantial benefits when compared to the business structure proposed by Alinta

As you may know, Alinta has made a takeover offer for AGL. AGL agrees that there are strategic benefits in combining the businesses, but believes AGL's proposal provides a structure that will better support growth, business development and financial stability.

AGL's proposed structure will create significant long term value for both Alinta and AGL Shareholders

AGL's Proposal vs the Alinta Proposal

	AGL	Alinta
Management expertise	✓ AGL and Alinta Directors and management will be deployed according to their expertise and experience ✓ AGL has the proven energy experience essential to protect shareholder value in the highly competitive and volatile National Electricity Market	✗ Alinta has little experience operating in the highly competitive National Electricity Market
Potential conflicts of interest	✓ None	✗ Alinta has an alliance agreement with AIH which provides AIH with preferential rights over infrastructure assets that Alinta may wish to acquire or divest
Cross shareholdings	✓ No cross shareholdings between the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses which enables each business to pursue independent strategic and financial objectives	✗ Alinta proposes that the energy business retains 20% of the infrastructure business ✗ The infrastructure business may therefore not be free to operate independently of the energy business ✗ Shareholders would not be able to access a pure energy company exposure
Management fees	✓ Internally managed model with no leakage	✗ Proposed that infrastructure will pay management and operating fees to energy ✗ Potential impediment to growth of infrastructure as it is another "cost" to the business

In contrast to AGL's demerger plans, Alinta's Offer includes a potential conflict of interest between AIH and the growth prospects for AGL's infrastructure business

Positive market reaction

AGL's trading performance on the ASX in the last six months has been driven by the Original AGL Demerger proposal announced on 31 October 2005 and the subsequent release of significant information to the market including the Hallett development project, the acquisition of the 10% interest in the PNG Upstream Gas Project, and AGL's cost saving projections.



AGL share price performance post-announcement of Original AGL Demerger proposal



AGL Share price ($)
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
31 October 2005
- Original AGL Demerger Announcement
- Southern Hydro Acquisition
16 January 2006
- Agreement to acquire 10% PNG Upstream Gas Project
- $4.5bn, 1,500PJ PNG Gas Purchase Agreement signed
31 January 2006
- Hallett Wind Farm announced
13 February 2006
- AGL Scheme Booklet released
21 February 2006
- Alinta announces proposal to take over AGL
13 March 2006
- AGL Merger Offer announced in conjunction with disclosure of substantial cost savings
20 March 2006
- Alinta announces formal takeover offer

Source: AGL

The market has recognised the merits in the Original AGL Demerger proposal. If you ACCEPT AGL's Offer and the demerger is implemented, you will SHARE in these benefits as a shareholder in the merged AGL/Alinta

What you should do:

1. Read this Bidder's Statement

2. Read the target statement to be provided by Alinta

3. Consult your broker, financial or other professional adviser if you are in doubt as to what action to take

4. ACCEPT AGL's Offer by filling in and returning the enclosed Acceptance Form

Frequently Asked Questions

What is the Offer?

You are being offered AGL Shares for Your Alinta Shares on the terms and conditions set out in Section 9. The Offer is 0.564 AGL Shares for each of Your Alinta Shares.

As an example, if you own 1,000 Alinta Shares and you accept the Offer, you will, subject to the terms of the Offer, receive 564 AGL Shares in exchange for Your Alinta Shares (assuming that the Offer becomes, or is declared, unconditional).

What is the value of the Offer?

You can calculate the implied value of the Offer per Alinta Share at any time by multiplying the AGL Share price on ASX by 0.564.

What choices do I have as an Alinta Shareholder?

As an Alinta Shareholder, you have the following choices in respect of Your Alinta Shares:

- accept the Offer before the end of the Offer Period;
- sell Your Alinta Shares on ASX (provided that you have not previously accepted the AGL Offer for Your Alinta Shares); or
- do nothing.

How do I accept the Offer?

To accept the Offer:

(i) if Your Alinta Shares are held in an issuer sponsored holding (Securityholder Reference Number beginning with "I"), complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form; or

(ii) if Your Alinta Shares are held in a CHESS Holding (Holder Identification Number beginning with "X"), either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

Can I accept the Offer for part of my holding?

No, you cannot accept for part of your holding. You may only accept the Offer for all of Your Alinta Shares.

When does the Offer close?

The Offer is scheduled to close at 5:00pm Perth time/7:00pm Sydney time on [ ] 2006, unless extended.

The Offer can be extended at AGL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension as required by the Corporations Act.

When will I receive AGL Shares?

If you accept the Offer, unless you are a Foreign Alinta Shareholder, you will be allotted the AGL Shares to which you are entitled no later than the earlier of:

- one month after the Offer is validly accepted by you, or if the Offer is still subject to a Defeating Condition when accepted, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

You should also read Section 9.9 which contains further information about AGL's obligations to provide the consideration under the Offer.

Will I need to pay stamp duty or brokerage if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If Your Alinta Shares are registered in an issuer sponsored holding in your name, you will not incur any brokerage in connection with your acceptance of the Offer.

If Your Alinta Shares are in a CHESS Holding or you hold Your Alinta Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

If you are a Foreign Alinta Shareholder, the proceeds of sale of the AGL Shares to which you would otherwise become entitled as a consequence of accepting the Offer will be paid to you net of sale costs, including brokerage (see Section 9.10).

What if I am a Foreign Alinta Shareholder?

If you are a Foreign Alinta Shareholder then you will not be entitled to receive AGL Shares on acceptance of the Offer. If you are a Foreign Alinta Shareholder and you accept the Offer, you will receive the net cash sale proceeds of the AGL Shares which you would otherwise have received.

AGL retains a discretion to declare that certain foreign Alinta Shareholders are not Foreign Alinta Shareholders for the purpose of the Offer. See Section 9.10 for further information.

What are the tax consequences if I accept the Offer?

Section 7 describes the major tax implications for you if you accept the Offer. Among other things, Section 7 discusses the Australian capital gains tax (**CGT**) rollover relief that you will be eligible for if you are an Australian resident for tax purposes and AGL acquires more than 80% of the Alinta Shares under the Offer (note that the Offer is conditional on AGL having a relevant interest in more than 90% (by number) of Alinta Shares by the end of the Offer Period).

What happens if I do not accept the Offer?

If you do not accept the Offer and AGL acquires more than 90% (by number) of the Alinta Shares and the other Defeating Conditions are fulfilled or waived, AGL intends to proceed to compulsorily acquire Your Alinta Shares. If this occurs, you will be allotted AGL Shares at the end of the compulsory acquisition process. If AGL proceeds to compulsory acquisition, you will receive AGL Shares sooner if you accept the Offer.

Can I sell the AGL Shares I receive from accepting the Offer on the market?

Yes. Once you receive AGL Shares from accepting the Offer, you will be able to sell them on ASX.

What are the Defeating Conditions of the Offer?

The Offer is subject to a number of Defeating Conditions which are set out in full in Section 9.8(a). If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse.

In summary, the Defeating Conditions include requirements that:

- at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares;
- before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC or Australian Competition Tribunal to intervene or seek to prevent AGL's acquisition of Alinta Shares;
- before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede the Offer;
- between 13 March 2006 and the end of the Offer Period, no event occurs or is announced which has a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole;
- Alinta does not conduct a material transaction between 13 March 2006 and the end of the Offer Period; and
- the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

For a detailed description of these Defeating Conditions, please refer to Section 9.8(a).

What happens if the Defeating Conditions are not fulfilled or waived?

If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse. This means that the Offer will not proceed, you will retain Your Alinta Shares (unless you sell them on ASX), you will not receive AGL Shares and AGL will not be able to implement its intentions for the Merged Group set out in Section 4.

Further information?

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

DETAILED INFORMATION SECTIONS

1 Profile of AGL Group

1.1 Overview of AGL

AGL has been in the Australian energy industry since 1837. AGL began as a privately owned gas utility in New South Wales and since then has built an extensive energy business across Australia. Today, AGL is the largest Australian energy and infrastructure company. It is also Australia's largest energy retailer by customer account numbers. It directly sells gas and electricity to approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. Through its interests in ActewAGL (50%) and Elgas (50%), Australia's largest LPG distributor, there are more than 550,000 additional gas, electricity and LPG accounts across Australia. AGL has an extensive portfolio of wholly and partly owned investments in energy infrastructure, infrastructure management and other energy businesses.

AGL's business involves:

- buying gas and electricity from gas producers and electricity generators;
- supplying gas and electricity to customers via gas pipelines and power lines;
- owning and investing in power generation plants, gas development and production assets and electricity and natural gas distribution networks;
- selling a wide range of energy products and services; and
- designing, constructing, operating, maintaining and managing energy infrastructure through Agility, its wholly owned infrastructure management business.

AGL has offices and businesses in every Australian state and territory and as at the date of this Bidder's Statement has about 3,500 employees. AGL's head office is in Sydney.

As at the date of this Bidder's Statement, AGL's market capitalisation is approximately $8.4 billion, ranking it the 27th largest entity on ASX. AGL is included in the S&P/ASX 50 Index and most other key market indices.

Figure Overview of AGL's growth



1837: The Australian Gas Light Company established in Sydney - Australia's first energy company
1800s
1871: AGL listed
Organic growth of Sydney gas market and acquisition of regional NSW gas markets
1900 to 1975
1957: Formation of LPG business - Portagas
1971: Design and initial development of Moomba to Sydney pipeline (NSW)
1976: Introduction of natural gas to NSW
1976-94: Development and acquisition of regional NSW and ACT gas markets
1976 to 1994
1984: Formation of Elgas
1986-87: Construction and interest in Alice Springs to Darwin pipeline (NT).
1988: Acquisition of 85% interest in the Roma to Brisbane Pipeline (Qld)
1994: Acquisition of initial 51% interest in Moomba to Sydney Pipeline (NSW)
1995: Acquisition of Solaris, Victorian electricity retail and distribution business
1997-98: Construction and 70% interest in Ballera to Mt Isa Pipeline (Qld)
1998: Acquisition of initial 28% interest in Goldfields Gas Pipeline (WA)
1998: Acquisition of Gas Valpo (Chile)
1998: Construction and ownership of NSW-Vic interconnect pipeline
1998: Acquisition of Cawse cogeneration plant (WA)
1998: Selection of AGL/Petronas to develop PNG Australian Pipeline
2000: Formation of Agility
1995 to 2006
2000: Launch of APT, owner of transmission pipelines
2000: Formation of ActewAGL
2000: Acquisition of ETSA, electricity retail business (SA)
2001-02: Development of Hallett (SA) and Somerton (Vic) power stations
2002: Acquisition of Pulse, Victorian gas and electricity retail business
2004: Acquisition of 32.5% interest in Loy Yang A Power Station and adjacent coal mine (Vic)
2005: Acquisition of 50% interest in Sydney CSM Project
2005-06: FEED process for PNG Australian Pipeline
2005: Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006: Acquisition of 10% interest in PNG Upstream Gas Project

1.2 AGL's principal activities

As at the date of this Bidder's Statement, AGL's principal activities are as follows:

(a) NSW gas distribution network

AGL's NSW gas distribution network comprises 23,541 km of gas distribution pipes transporting natural gas for a number of energy retailing organisations and major end users. Through this business, AGL distributes gas throughout Sydney, Newcastle, Wollongong and over 20 major centres in NSW. At 30 June 2005, the gas network in NSW served approximately 950,000 end users, with consumption during the financial year of approximately 96 PJ.

The NSW gas network derives revenues primarily from distribution tariffs charged for transporting gas and is subject to the economic regulatory regime established under the

Gas Pipelines Access Law (including the third party access code). Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends until 30 June 2010.

Figure NSW gas network



Narromine
Dubbo
Wellington
Parkes
Forbes
Orange
Millthorpe
Bathurst
Wallerawang
Lithgow
Blayney
Oberon
Cowra
West Wyalong
Young
Boorowa
Griffith
Leeton-Yanco
Cootamundra
Yass
Goulburn
Mittagong
Bowral
Exeter
Bundanoon
Appin
Sydney
Wollongong
AGL GN Trunk Pipeline
AGL GN Distribution Network
APT Pipeline
Eastern Gas Pipeline
ActewAGL Primary Main

(b) Victorian electricity distribution network

AGL's electricity distribution network is one of five networks in Victoria. As duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. The AGL Victorian electricity network service area covers 950 square kilometres in the central west to north west area of greater Melbourne and includes approximately 8,112 km of overhead and 2,173 km of underground high and low voltage lines, cables and services.

The Victorian electricity distribution network derives revenues primarily from regulated tariffs. Economic regulation of this network is currently the responsibility of the ESC. The current regulatory period for the Victorian electricity network commenced on 1 January 2006 and extends to 31 December 2010.

Figure Victorian electricity distribution network

(c) Agility

Agility is an energy and utility infrastructure management and services company. It was formed in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility was formed from AGL's own internal operations business unit and draws on AGL's many years of experience in the energy infrastructure industry. Agility has since been successful in growing its external client base and has achieved an average annual growth in EBIT over the last three financial years of more than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets and of water and wastewater infrastructure assets. These services cover the full life-cycle of assets from feasibility studies to planning, construction, management, operation, maintenance and de-commissioning. Agility currently manages and services AGL's NSW gas network and Victoria's electricity network, APT's gas transmission assets and ActewAGL's gas networks. Agility has also been assisting with the front end engineering and design (**FEED**) work on the PNG Australian Pipeline. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines – more than any other pipeline operator in Australia.

In addition, Agility has (together with Veolia Water Australia) recently been shortlisted for a significant water recycling project in Sydney's western suburbs. The project is expected to become one of the largest industrial water recycling schemes in Australia.

Agility's primary market comprises owners of regulated energy assets. Agility also provides services to third party (non-AGL) clients and has an extensive client base across Australia.

Figure Agility's clients


APT
AGL
Apache Energy
APT
Goldfields Gas Transmission
Hamersley Iron
Western Power
Australian Pipeline Trust
Energex
Ergon Energy
Santos
AGL
APT
Caltex
Country Energy
Gorodok
Integral Energy
Sydney Water Corporation
TransGrid
ActewAGL
APT
AGL
Australian Pacific Airports Corporation
Mainco
Telstra
Aurora Energy
Powerco

(d) Retail Energy

Retail Energy retails natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. These customers are located in NSW, Victoria and South Australia.

AGL offers a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 53 branded dealers (that is, 17 franchisees and 36 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;

- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and

- **AGL Green Choice products and services:** AGL sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

AGL's Retail Energy division also supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Figure Energy Sales



Customer type
Natural gas - 172.9 PJ
Electricity - 22,279 GWh *
Industrial and commercial 40%
Industrial and commercial 56%
Geography
13%
47%
5%
35%
3%
32%
22%
43%

* Excludes volume supplied to ActewAGL.

(e) Merchant Energy

Merchant Energy manages AGL's wholesale energy portfolio and retails gas, electricity and renewable energy to its major industrial and commercial business customers, as well as other retailers.

The division focuses on optimising AGL's wholesale energy portfolio via a mix of contracts, financial hedges and physical assets to ensure AGL continues to offer diversified and market competitive energy supplies into the future.

Merchant Energy is responsible for managing AGL's portfolio of power generation plants. These power plants are predominantly situated in the regions where AGL's retail customers are located. Assets include the Cawse generation plant in Western Australia, peaking plants at Somerton in Victoria and Hallett in South Australia, which support AGL's retail customers and AGL's renewable generation portfolio, and AGL's 32.5% economic interest in the Loy Yang Power Partnership (**LYP**) which owns the Loy Yang A Power Station (**LYA**) and its adjacent coal mine AGL's renewable generation portfolio, consisting of 11 hydro electric generating schemes in Victoria and NSW, the Wattle Point wind farm in South Australia and landfill gas or biogas facilities in NSW, Victoria, Tasmania and Western Australia, also generate green products (such as Renewable Energy Certificates) which are used by AGL or sold to third parties.

Merchant Energy operates in the complex and highly sophisticated National Electricity Market (**NEM**) *which comprises the interconnected regions of* NSW, *the Snowy region*, Victoria, Queensland, South Australia and Tasmania.

The NEM operates on the world's longest interconnected power system – from Port Douglas in Queensland to Port Lincoln in South Australia – a distance of more than 4,000 km. Up to $7 billion of electricity is traded annually in the NEM to meet the demand of the almost eight million end-use customers. The NEM spot market is one of the most volatile commodity markets in the world where the spot price of electricity at any particular half-hour trading interval can vary between -$1,000 per MWh to $10,000 per MWh.

AGL has developed the expertise and experience to manage the complexity and volatility of the NEM. AGL has a deep understanding of the electricity derivative market, physical electricity markets, customer consumption patterns, participant behaviours based on market/contracting, regulations that govern the NEM to ensure compliance, risk management, establishment of networks with suppliers, customers, regulators and competitors, and optimisation of asset performance.

AGL's gas generation and retailing activities are currently supported by a suite of long term contracts with gas producers across several gas producing basins. The gas market is characterised by long term bilateral contracts. AGL has developed a deep understanding of the market and consumption patterns which allow it to optimise its gas portfolio. The diversity ensures flexibility and security of supply.

Figure AGL's existing power generation portfolio



Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic and NSW
Cogeneration	9	Gas	Vic and SA
Other	14	Landfill and biogas	Tas, WA, Vic and NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
TOTAL	**1,687**		

Fuel mix


Cogeneration/landfill and biogas 1%
Gas 20%

Figure AGL's existing power generation portfolio


Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
NSW Hydro 52.5 MW
Hallett 180MW
Victorian Hydro 592.7MW
Somerton 150MW
Loy Yang A 2,120 MW(32.5%)
Total 14MW in Vic, NSW, Tas and WA
Total 9 MW in Vic and SA

(f) APT

AGL is the largest single securityholder in APT with a 30% interest. APT is an ASX listed entity and owns or has an interest in more than 7,700 km of high pressure gas transmission pipelines across most Australian states and territories. The majority of these pipelines are operated by Agility on behalf of APT.

APT also owns the Mondarra natural gas storage facility in Western Australia and in 2006 will commission a coal seam methane (**CSM**) processing facility at Kogan, west of Brisbane.

In March 2006, APT acquired the Murraylink electricity transmission assets. This represents APT's first significant acquisition of a non-gas transmission asset.

Figure APT's pipelines


Carpentaria Gas Pipeline
Goldfields Gas Pipeline
Roma to Brisbane Pipeline
Midwest Pipeline
Moomba to Sydney Pipeline System
Parmelia Pipeline
Kalgoorlie to Kambalda Pipeline
Central West Pipeline
Wagga to Culcairn Interconnect Pipeline
SCALE
0 250 500 750 1000 kms

(g) PNG gas projects

Natural gas from the PNG highlands is expected to be a major new supply source into the eastern Australian energy market. AGL is a significant participant in the upstream production of PNG gas and the PNG Australian Pipeline development:

(i) **PNG Upstream Gas Project** - AGL has a 10% interest in the PNG Upstream Gas Project, which includes interests in gas and oil reserves, production and processing infrastructure. AGL's share of gas, condensate and oil reserves totals approximately 115 million barrels of oil equivalent. In addition, AGL has a binding 1,500 PJ, 20 year gas sale agreement with the PNG Gas Producers.

(iii) **PNG Australian Pipeline Project** - AGL is a joint venture partner of APC, which was selected as the preferred developer for the PNG Australian Pipeline Project. The PNG Australian Pipeline Project involves building a network of pipelines from the PNG/Australia border to a number of delivery points in Queensland and into existing pipeline networks in the vicinity of Moomba. With total pipeline length of more than 3,800 km, the PNG Australian Pipeline Project will be the largest pipeline project ever undertaken in Australia. APC is responsible for designing, constructing, owning and operating the pipeline.

Both the PNG Upstream Gas Project and the PNG Australian Pipeline Project are currently in the FEED stage, with the final decision by the PNG Gas Producers and APC on whether or not to proceed expected to occur during the course of this year. Assuming the project proceeds, first gas is expected to be delivered through the pipeline during 2009.

Figure PNG upstream interests



Juha
PRL2
PDL1
PRL11
Angore
PRL12
Hides
PRL12
PDL5
PDL2 Kutubu Project
Moran
PDL2
Kutubu
Se Hedinia
PDL2
PDL4 Gobe Project
Gobe
Gas Field
Oil Field
Existing Pipeline
25km
Port Moresby


Kutubu
Gobe
Kopi
PAPUA -
NEW GUINEA
Port
Moresby
Torres Strait
Bamaga
Cape
York
Gove
Weipa
AGL/Petronas PNG-Aus Gas Pipeline *
Upstream PNG Gas Pipeline
Existing Pipelines
* Current and planned routes for environmental approvals and land access
Cooktown
Cairns
Townsville
NORTHERN
TERRITORY
Mt Isa
Cannington
Mackay
Rockhampton
Gladstone
QUEENSLAND
Roma
SOUTH AUSTRALIA
Moomba
Ballera
Brisbane

(h) Elgas

Elgas is a 50/50 joint venture between AGL and BOC.

Elgas is the largest distributor and marketer of LPG in Australia, supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

(i) HC Extractions

AGL's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2005 financial year, total production of LPG was 37,404 tonnes and of naphtha 12,642 tonnes.

(j) ActewAGL

ActewAGL is a 50/50 joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. The joint venture commenced in October 2000 and retails gas and electricity to around 150,000 electricity customers and around 107,000 natural gas customers in the region.

The ActewAGL joint venture owns and operates the electricity and gas networks in the ACT and surrounding areas. It is a combined electricity and gas retail and distribution business.

It also operates water and sewerage assets, which are owned by ACTEW Corporation.

(k) Chile – Gas Valpo

AGL owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo distributes and markets natural gas to almost 40,000 customers in Valparaiso and Vina del Mar, the coastal region west of Santiago. These customers are supplied through a total of 497 km of gas mains owned and operated by Gas Valpo.

(l) Sydney CSM Project

In November 2005, AGL announced the formation of an unincorporated joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of CSM in the Sydney Basin (**Sydney CSM Project**). Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas project with an option to extend the contract for a further five years.

The assets acquired by AGL as part of this transaction comprise a direct 50% interest in PPL1, PPL2 (Hunter Gas Project and Wyong Gas Project) and PPL 4 (covering the Camden Gas Project), and PEL2 (Sydney), PEL5 (Sydney and Wyong), PEL4 (Hunter) and PEL267 (Hunter).

The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.

1.3 Financial overview of AGL

Over the last five years, AGL's execution of its strategy has resulted in the delivery to AGL Shareholders of:

- significant and consistent sales revenue growth. Sales revenue increased by 25.1% in the five years to 30 June 2005;
- EBIT growth of 34.2% for the five years to 30 June 2005;
- PAT growth of 77.8% for the five years to 30 June 2005;
- EPS growth of 21.2 cents per share or 33.4% for the five years to 30 June 2005;
- market capitalisation growth of 113% for the five years to 30 June 2005 (with an additional increase in market capitalisation of 26.9% between the last trading day before the announcement of the Original AGL Demerger and the last trading day before the date of this Bidder's Statement); and
- attractive dividend per share growth of 21.2% for the five years to 30 June 2005.

Set out below is selected information derived from AGL's audited financial statements for the years ended 30 June 2001 to 30 June 2005 and AGL's financial forecasts included in Section 5. This information must be read together with the additional detail provided in those published financial statements (including AGL's significant accounting policies), the detailed review of operations for each historical year and the assumptions supporting the financial forecasts set out in Section 5. The forecast financial information below relates to AGL on a standalone basis (ie the impact of the proposed merger with Alinta is excluded).

(a) Sales revenue


Sales revenue (excluding significant items)
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,277
3,197
4,052
4,183
4,100
4,245
4,711
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(b) EBIT


EBIT (excluding significant items)
$m
1,000
900
800
700
600
500
400
300
200
100
0
519
552
689
714
697
749
904
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(c) PAT


PAT (excluding significant items)
$m
500
450
400
350
300
250
200
150
100
50
0
224
247
321
362
387
408
440
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(d) Earnings per share


Earnings per share (excluding significant items)
Cents
120.0
100.0
80.0
60.0
40.0
20.0
0.0
63.5
66.4
73.2
79.5
84.7
89.5
96.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(e) Market capitalisation


Market capitalisation
$m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,051
3,765
4,929
5,534
6,497
6,611
8,389
30 June 2001
30 June 2002
30 June 2003
30 June 2004
30 June 2005
28/10/05*
21/04/06

* Trading day before the announcement of the Original AGL Demerger

(f) Dividends


DPS
Cents
90
80
70
60
50
40
30
20
10
0
52.0
52.0
55.0
60.0
63.0
67.5
79.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

1.4 Directors and senior management

(a) Directors

Details of the AGL Directors are set out below.

Mark Johnson
LLB MBA
Chairman

Mr Johnson has been a non-executive AGL Director since 1988. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Charles Allen AO
MA MSc
Independent Director

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and Amcor Limited (retired in 2005).

Sir Ronald Brierley
Independent Director

Sir Ronald Brierley has been a non-executive AGL Director since 1987. He is a member of AGL's Health, Safety and Environment Committee.

Sir Ronald Brierley is Chairman of Premier Investments Limited (commenced in 2002) and a director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. Previously, he was a director of Adsteam Marine Limited.

David Craig
BEc CA
Independent Director

Mr Craig has been a non-executive AGL Director since May 2005. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig is currently the Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PWC Consulting.

Carolyn Hewson
BEc (Hons) MA
Independent Director

Ms Hewson has been a non-executive AGL Director since 1996. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a member of the Economic Development Board (South Australia).

Max Ould
BEc
Independent Director

Mr Ould has been a non-executive AGL Director since January 2004. He is a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

Graham Reaney
BCom CPA
Independent Director

Mr Reaney has been a non-executive AGL Director since 1988. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a director of St George Bank Limited and a director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

(b) Senior management

Details of AGL's senior management are set out below.

Paul Anthony
Chief Executive Officer

Mr Anthony is Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer in early April 2006. The AGL Directors intend appointing Mr Anthony as Managing Director as soon as reasonably practicable after Mr Anthony satisfies the minimum shareholding requirement for AGL Directors under the AGL Constitution. Mr Anthony is currently unable to acquire AGL Shares in satisfaction of this requirement as he is in possession of unpublished, price sensitive information relating to the Bid.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.

Greg Hayes
Chief Financial Officer

Mr Hayes is Chief Financial Officer of AGL.

He is Chairman of Great Energy Alliance Corporation Pty Limited which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was, until December 2004, the majority shareholder.

Mr Hayes was previously Chief Financial Officer Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that he held senior management positions for nine years with Southcorp Limited.

He is a Chartered Accountant and holds a Masters of Applied Finance from Macquarie University.

Michael Fraser
Group General Manager Merchant Energy

Mr Fraser is Group General Manager Merchant Energy, with responsibility for AGL's wholesale gas and electricity portfolio and energy sales to major industrial and commercial customers. He is responsible for managing AGL's portfolio of generation plants, including 11 hydro electric generation plants in Victoria and New South Wales and the peaking plants at Somerton in Victoria and Hallett in South Australia. In addition, he is responsible for AGL's interests in the PNG Upstream Gas Project and the Sydney CSM Joint Venture.

Mr Fraser has more than 20 years' energy industry experience in a number of areas, including sales and marketing, trading, distribution, corporate services and regulatory management.

He holds a Bachelor of Commerce from the University of New South Wales. He is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia. He is Chairman of ActewAGL and Chairman of NEMMCO's Participants' Advisory Committee.

Ross Gersbach
Group Manager Infrastructure Investments

Mr Gersbach is Group Manager Infrastructure Investments, managing AGL's gas and electricity network assets (which includes a regulated asset base of $2.7 billion) and a number of AGL's energy investments, including representing AGL's interests in APC, which is developing the PNG Australian Pipeline.

Mr Gersbach joined AGL in 1986. He has had extensive experience in a range of senior roles within AGL, including in strategy and mergers and acquisitions.

He holds a Bachelor of Business degree, a Postgraduate Diploma in Finance and is a Certified Practising Accountant. He is a director of Elgas, Australian Pipeline Limited, the responsible entity of APT, and ActewAGL.

Mark Harper
Group General Manager Operations

Mr Harper is Group General Manager Operations, overseeing AGL's operations business. This business includes AGL's asset management and services business, Agility, with a workforce of 1,800 (including contractors) across 42 offices and depots. This business also covers the management and operation of pipelines, gas and electricity networks throughout Australia as well as the provision of asset management and services to an extensive list of infrastructure owners.

Mr Harper joined AGL in 1987. He has held a broad range of management roles in AGL, including in financial management, business development, information systems and energy sales.

He holds a Bachelor of Commerce from the University of New South Wales and is a Chartered Accountant. He is President of the Australian Pipeline Industry Association and a director of Great Energy Alliance Corporation Pty Limited and was previously a director of NGC.

Phil James
Group General Manager Retail Energy

Mr James is Group General Manager Retail Energy, managing AGL's 2.8 million customer accounts. The Retail Energy division is Australia's largest energy retailer and it supplies gas, electricity and energy related services to AGL's retail customer base in New South Wales, Victoria and South Australia.

Mr James has more than 30 years' experience in the Australasian energy markets gained primarily from his work in sales, marketing and operations roles. Immediately prior to his current role with AGL, he was the Chief Executive of NGC.

He holds a Postgraduate Diploma in Marketing and is a board member of ActewAGL and Elgas.

1.5 Key strengths

The key strengths of AGL are summarised below.

(a) Strengths relating to Energy business

(i) Leading retail position

As Australia's largest energy retailer, AGL has opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With approximately 2.8 million energy customer accounts across south eastern Australia, AGL has a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL will be able to expand its market presence into Queensland.

(ii) Strong and diverse power generation portfolio

AGL's integrated power generation portfolio provides it with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity purchases, and provides AGL with influence over wholesale electricity costs, as well as providing opportunity for growth.

AGL's power generation portfolio includes gas fired peaking power stations located at Somerton in Victoria (150 MW) and Hallett in South Australia (180 MW). These peaking stations have fast-start capabilities, which allow them to come on-line quickly as required, in order to manage the demand from AGL's customers and the market generally.

Approximately half AGL's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as required. These power generation plants are located primarily in Victoria and South Australia where the majority of AGL's retail customers are located and provide a substantial proportion of the peaking capacity required to meet peak demand for AGL's customers in the south eastern market.

(iii) Largest non-government owned renewable energy portfolio

AGL has the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long term requirements under the Australian Government's Mandatory Renewable Energy Target scheme.

(iv) Portfolio of long term gas supply contracts

AGL has long term gas supply contracts with producers across multiple Australian gas producing basins, which provide flexibility as well as security of supply.

(v) Growing upstream gas portfolio

AGL recently acquired a 10% interest in the PNG Upstream Gas Project and formed a 50/50 joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL is seeking to achieve growth, maintain its market competitiveness and increase the security of gas supply to its retail business.

(vi) Interest in Australia's largest LPG business

Through its 50% interest in Elgas, AGL participates in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG, and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(b) Strengths relating to Infrastructure business

(i) Quality Australian energy infrastructure and services business

AGL has infrastructure assets in natural gas transmission and distribution and electricity distribution and generation. These assets are either natural geographic monopolies or businesses supported by long term energy supply contracts. AGL predominantly manages these assets through Agility.

(ii) Agility as an internal infrastructure manager

Agility forms a component of AGL's integrated business strategy. Agility's inclusion as part of AGL's business portfolio enables its technical know-how and management expertise to be provided from within the business, rather than contracted to a third party operator. AGL incurs no fee leakage to external managers or operators.

(c) General Strengths

(i) Geographic and business diversity

AGL's interests are located across Australia, with energy networks in south eastern Australia, generation investments in NSW, Victoria, South Australia, Western Australia and Tasmania, and gas transmission pipelines spanning several states.

AGL is a diversified company on the basis of fuel source. It has interests and expertise in both electricity and gas infrastructure assets across the supply chain. Diversity of fuel assists AGL to manage the effects of variable weather conditions as well as providing a platform for further growth.

(ii) Longstanding business with industry experience

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions.

AGL has also built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions.

With management and industry experience, AGL has the people, assets and capabilities to remain competitive in the markets in which it operates.

(iii) Experience in regulation

AGL's businesses have been subject to economic regulation since the early 1900s. Third party access to the NSW gas network had already been provided for under NSW legislation prior to the introduction of the national scheme. AGL has experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(iv) Attractive development projects

AGL has a strong history of developing significant energy assets. These include:

- the design and initial development of the Moomba to Sydney Pipeline (more than 1,000 km);
- the construction and development of Canberra's natural gas distribution network;
- the construction and development of numerous pipelines including Ballera to Mt Isa and the NSW to Victoria Interconnect;
- the development and construction of landfill and biogas fuelled generation and cogeneration projects in many states of Australia; and
- the development and construction of Hallett Gas Fired Power Station and Somerton Gas Fired Power Station.

AGL has a range of identified development projects which it proposes to pursue over the next five years that it considers will grow its asset base and deliver value to AGL Shareholders. These are summarised in the table on page 18.

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

A more detailed description of these development projects (including their current status) is set out below.

Current development project	Details (including status)
Hallett Wind Farm	• On 31 January 2006, AGL announced that it would build Australia's largest wind farm (94.5 MW) at the Hallett site in South Australia. • Construction is scheduled to commence in September 2006 with initial commissioning expected in December 2007. • The wind farm is expected to be fully

	operational in March 2008.
Sydney CSM Project	• In November 2005, AGL announced the formation of a joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of coal seam methane gas in the Sydney Basin. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas Project with an option to extend for a further 5 years. • The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. • This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired generation opportunities in NSW. • The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.
PNG Australian Pipeline Project	• On 16 January 2006, AGL provided an update on the PNG Australia Pipeline Project. AGL noted that the pipeline project remains on track to reach project sanction followed by financial close in the second half of 2006 consistent with the PNG Upstream Gas Project timetable. • APC has previously announced a budget of $67 million for the FEED process which involves the physical design, route selection, engineering and deliverability of the PNG Australian Pipeline. • Concurrent with FEED activities, APC has been negotiating the key commercial agreements to support the pipeline, clarifying the regulatory regime, developing its financing strategies and conducting due diligence. • The work that is done during FEED is critical and will be used in the construction phase of the project in order to allow construction and procurement contracts to proceed to financial close. FEED does not guarantee the project will proceed, but, without it, the parties could not proceed to financial close.
Bogong Hydro Generation Project	• This project involves the addition of a new power station to the current hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • Development approval has been granted

	for the 130 MW Bogong project. Tender responses for the delivery of the project are due in May 2006. • The financial viability of these projects continues to be assessed.
West Kiewa Hydro Generation Project	• This project involves an upgrade of one of the hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • This project is expected to deliver an additional 12 MW and increased efficiencies to the West Kiewa Power Station. • The financial viability of this project continues to be assessed.
Hallett Gas Power Generation Project	• In January 2006, AGL announced its intention to call for construction tenders for the proposed capacity expansion of the Hallett gas fired peaking plant. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • The financial viability of this project continues to be assessed.
Townsville Gas Power Generation Project	• In October 2005, AGL announced its intention to develop a gas fired Power Station at Townsville in Queensland. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • The Station is expected to deliver 370 MW of capacity and commissioning is planned to commence in 2009. • The financial viability of this project continues to be assessed.
PNG Upstream Gas Project	• In February 2006, AGL announced it had achieved financial close on the agreement to acquire from Oil Search a 10% interest in the PNG Upstream Gas Project, together with a 11.9% interest in PDL2 (Kutubu) and 66.7% interest in PDL4 (Gobe) oil projects, including corresponding interests in gas and oil reserves, production and processing infrastructure. • The PNG Upstream Gas Project, led by ExxonMobil as project operator, is progressing the project development

	activities which have been focussing on: – completing FEED activities for the base case development project; – securing sufficient gas sales contracts to achieve project sanction by the second half of 2006; and – progressing project financing activities for those participants that will pursue this form of funding.
Bluff Wind Farm Project	• AGL has development rights for a 45 MW wind powered generation at the Bluff site in South Australia. • Development approval has been granted for this project. • The financial viability of this project continues to be assessed.
Dollar and Macarthur Wind Farm Projects	• AGL has development rights for wind powered generation at these two sites. • The process for obtaining the necessary permits for the sites is under way. Both projects have been through the required planning panel hearings and are currently awaiting state government approvals. • The financial viability of these projects continues to be assessed.
Leafs Gully Stages 1 and 2	• In 2005, AGL secured an option over land in Leafs Gully, near Appin in NSW, with the intention of developing a staged gas fired power generation project on the site, commencing with a first stage of 300 MW. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • It is anticipated that Stage 1 of the Power Station will be operational by the end of 2009. • The financial viability of this project continues to be assessed.

Sydney Water Recycling Project	• In March 2005, AGL worked with Sydney Water to product a desktop study of the potential for recycled water in established areas of the Sydney Basin. • In March 2006, AGL announced that the water-recycling consortium comprised by Agility and Veolia Water Australia had been short listed by the NSW Government for a project in Sydney's western suburbs. Should the consortium be successful, it is intended to develop a staged recycled water system across established areas in the Sydney region that could yield as much as 30 GL/a. • At the date of this Bidder's Statement, AGL had not been advised of the outcome of the next stage of the NSW Government's process.

(v) Established alliances

Over the last decade, AGL has established alliances with Australian and international energy companies in order to develop or pursue investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC, the PNG Gas Producers and Petronas.

1.6 Business strategy and outlook

AGL's business strategy covers its energy and infrastructure activities. In broad terms, its strategy includes:

Energy

- taking advantage of its position as one of Australia's largest purchasers of wholesale gas and electricity to develop upstream gas and power generation opportunities with a view to ensuring competitive wholesale energy costs, mitigating risk, obtaining economies of scale to improve cost efficiencies and achieving growth in existing and new markets as they open to competition. This includes participation in the PNG Upstream Gas Project;

- growing within its existing retail markets through continuing improvements in the knowledge of those markets and customer expectations, provision of a comprehensive range of gas and electricity products and related services and development of innovative energy solutions for large energy users;

- developing initiatives to rationalise systems and processes so as to improve service to customers; and

- expanding its retail base into new markets when the opportunities arise, including the Queensland residential segment when retail contestability is introduced from 1 July 2007; and

Infrastructure

- maintaining an efficient capital structure and cost of capital;

- managing its assets and businesses efficiently and achieving cost reductions where appropriate;
- growing and diversifying its asset base, services business and sources of income, including through the PNG Australian Pipeline Project and investing in contracted power stations across a range of fuel types; and
- internally managing and operating most of its transmission and distribution assets through Agility, thereby avoiding the need to pay external management or performance fees.

1.7 AGL's annual report, half year results and ASX announcements

The Concise Annual Report and Full Financial Report of AGL for the year ended 30 June 2005 were lodged with ASX on 14 September 2005.

The Half Year Results of AGL for the half year ended 31 December 2005 were lodged with ASX on 28 February 2006.

AGL is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and Listing Rules. A list of AGL announcements which have been lodged with ASX since the end of AGL's financial year ended 30 June 2005 to the date immediately prior to the date of this Bidder's Statement is set out in Annexure C. This information may be relevant to your assessment of the Offer. For information concerning the financial position and affairs of AGL, you should refer to the full range of information that has been disclosed by AGL pursuant to these requirements.

Copies of the following documents may be obtained by contacting the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time) during the Offer Period:

- the Concise Annual Report and the Full Financial Report referred to above;
- the Half Year results referred to above; and
- the ASX announcements referred to above,

and will be provided to the person who made the request. Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Alternatively the above documents may be downloaded from the AGL website at www.agl.com.au.

Copies of all documents lodged with ASIC in relation to AGL may also be obtained from, or inspected at, an ASIC office.

2 Information about AGL Securities

2.1 AGL issued securities

(a) AGL Shares

As at the date of this Bidder's Statement, AGL has 455,910,464 AGL Shares on issue.

Section 2.2 contains further information about AGL Shares.

(b) Substantial holders of AGL Shares

As at the trading day immediately prior to the date of this Bidder's Statement, the following person has notified AGL that it has a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on issue*
Alinta GH	90,904,997	19.939%

* As notified at the date of the relevant substantial holder notice.

(c) Unvested rights under AGL LTIP

As at the date of this Bidder's Statement, AGL has 816,678 unvested rights (**AGL LTIP Rights**) on issue under the AGL Long Term Incentive Plan (**AGL LTIP**).

Annexure F contains further information about the AGL LTIP.

2.2 Rights attaching to AGL Shares

The AGL Shares received as consideration under the Offer will be fully paid and rank equally with the existing AGL Shares.

AGL Shares are quoted on ASX.

An application will be made to ASX within seven days after the start of the Bid Period for official quotation of the AGL Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement should be taken to state or imply that the AGL Shares issued under the Offer will be quoted on ASX, but quotation is expected in the ordinary course as AGL is already admitted to the Official List of ASX.

The rights and liabilities attaching to ownership of AGL Shares arise from a combination of the AGL Constitution, statute, the Listing Rules and general law. The main rights and liabilities attaching to AGL Shares are summarised in Annexure E.

2.3 Trading of AGL Shares

The closing sale price of AGL Shares on ASX on 21 April 2006 (being the last trading day before the date of this Bidder's Statement) was $18.40.

The highest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $19.46. The lowest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $16.90.

The Figure below sets out the daily closing price of AGL Shares and daily volume of AGL Shares traded on ASX from 21 April 2005 to 21 April 2006.



AGL Share Price and Volumes Traded
21 April 2005 - 21 April 2006
Share price (cents)
Volume of shares traded (m)
20
19
18
17
16
15
14
13
12
40
35
30
25
20
15
10
5
21-Apr-05 21-May-05 21-Jun-05 21-Jul-05 21-Aug-05 21-Sep-05 21-Oct-05 21-Nov-05 21-Dec-05 21-Jan-06 21-Feb-06 21-Mar-06 21-Apr-06
Date

2.4 Dividends

Since March 2004, AGL has paid the following dividends:

- an interim dividend of 29 cents per AGL Share (franked to 22 cents – 75.86%) on 26 March 2004;
- a final dividend of 31 cents per AGL Share (franked to 23 cents – 74.19%) on 24 September 2004;
- an interim dividend of 31 cents per AGL Share (franked to 28 cents – 90.32%) on 24 March 2005;
- a special dividend of 30 cents per AGL Share (franked to 27 cents – 90%) on 24 March 2005;
- a final dividend of 32 cents per AGL Share (100% franked) on 23 September 2005; and
- an interim dividend of 31 cents per AGL Share (100% franked) on 23 March 2006.

In addition, AGL returned share capital of 50 cents per AGL Share on 29 April 2005.

AGL anticipates that the total dividend from the Merged Group for the year ending 30 June 2007 will be at least 88.7 cents per AGL Share, assuming AGL has completed the acquisition of more than 90% (by number) of Alinta Shares by 1 July 2006.

Assuming that AGL is able to implement the Post-Bid Demerger as outlined in Section 4.3, AGL anticipates that:

- AGL/Alinta Energy (which is the company that will own the combined energy businesses of AGL and Alinta) will target a dividend payment ratio of approximately 60% of net profit after tax;

- AGL/Alinta Infrastructure (which is the company that will own the combined infrastructure businesses of AGL and Alinta will target a dividend payment ratio of approximately 100% of maintainable equity cash flows; and
- subject to available franking capacity, both companies will aim to pay fully franked dividends.

Notwithstanding the above, the payment of dividends by AGL/Alinta Energy and AGL/Alinta Infrastructure will be at the discretion of the boards of those companies. The level of dividends declared by the boards of those companies will be subject to a number of factors including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law, and any other factors the respective boards consider relevant.

2.5 *Summary of share and incentive plans*

AGL has the following share and incentive plans for employees, executives and non-executive directors:

- the AGL Share Reward Plan;
- the AGL Share Purchase Plan;
- the AGL LTIP;
- the AGL Share Loan Plan; and
- the AGL Management Share Plan.

The terms of these plans are summarised in Annexure F.

3 Profile of Alinta Group

3.1 Disclaimer

The information in this Section 3 (other than in Section 3.6) on Alinta and the Alinta Group has been prepared based on a review of publicly available information (which has not been independently verified). AGL does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Alinta and the Alinta Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Alinta's businesses or Alinta's issued securities may be included in Alinta's target's statement in relation to the Offer which will be sent to you directly by Alinta.

3.2 Overview of Alinta

Headquartered in Perth, Alinta is an operator, manager and owner of energy assets. It is currently listed on ASX with a market capitalisation of approximately $2.9 billion and employs approximately 1,500 people throughout Australia and New Zealand.

The current business operations of Alinta can be categorised into the following.

(a) Energy markets, wholesale and retail

Alinta is a retailer of gas and electricity in Western Australia. Alinta is also a wholesaler of gas in Western Australia and the eastern Australia states (excluding Queensland), and a wholesaler of electricity in Victoria. Alinta also has an LPG extraction and sales contract with Wesfarmers.

(b) Infrastructure asset ownership

Alinta has varying levels of equity ownership in energy infrastructure assets located in Australia and New Zealand. The assets can be categorised as follows:

(i) **Electricity and gas distribution networks** – Alinta has ownership interests in:

- AlintaGas Networks (74%) – a Western Australian gas distribution network;
- Multinet (20%) – a Victorian gas distribution network; and
- UED (34%) – a Victorian electricity distribution network.

(ii) **Gas transmission pipelines** – Alinta has varying levels of direct and indirect ownership interests in gas transmission pipelines throughout Australia as follows:

- Dampier to Bunbury Natural Gas Pipeline (20%) – WA gas transmission pipeline; and
- via its 20% interest in AIH, indirect interests in the Goldfields Gas Pipeline, Queensland Gas Pipeline, Eastern Gas Pipeline, Tasmanian Gas Pipeline and the VicHub Interconnect.

(iii) **Power stations** – Alinta has the following ownership interests in power stations in Australia and New Zealand:

- via its 20% interest in AIH, indirect interests in the Newman Power Station, Port Hedland Power Station, Bairnsdale Power Station and Glenbrook Power Station; and

- through an alliance with Alcoa, ownership of a 140 MW cogeneration plant located at Alcoa's Pinjarra refinery in Western Australia, with development of a second 140 MW plant currently under construction and due for completion in 2006.

(c) Asset operations and management

Alinta has an asset operations and management business, with contracts over most of the infrastructure assets in which it holds an ownership interest. These activities are undertaken by the following wholly owned divisions:

Alinta Power Services (APS) – APS manages power generation assets and associated businesses; and

(iv) **Alinta Asset Management (AAM)** – AAM manages energy distribution and gas transmission assets and businesses in which Alinta holds a direct or indirect equity interest and provides operational, construction, maintenance and management services for those assets and associated businesses and also for external customers.

(d) Secondment services

Alinta provides the secondment of management and staff to various entities within the AIH group of entities.

3.3 Publicly available information about Alinta

Alinta is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The concise annual report and financial report of Alinta for the year ended 31 December 2005 was lodged with ASIC on 29 March 2006 and given to ASX on that date. The Alinta Bidder's Statement was lodged with ASIC on 31 March 2006 and given to ASX on that date.

A list of the ASX announcements made in relation to Alinta between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure D.

Information about the Alinta Group (including copies of financial statements) may also be obtained from Alinta's website at www.alinta.net.au.

3.4 Alinta securities on issue

(a) Alinta Shares

According to documents provided by Alinta to ASX, as at 30 March 2006, Alinta had 262,081,831 Alinta Shares on issue. Alinta Shares are quoted on ASX.

According to documents provided by Alinta to ASX, as at the trading day immediately prior to the date of this Bidder's Statement, the following entity had notified Alinta that it has a relevant interest in more than 5% of Alinta Shares:

Name	Number of Alinta Shares	Percentage of Alinta Shares on issue*
Barclays Global Investors Australia Limited	13,767,835	5.25%

* As notified at the date of the relevant substantial holder notice.

(b) Alinta reset preference shares

According to documents provided by Alinta to ASX, AGL understands that on 23 July 2003, Alinta issued 1,300,000 Alinta reset preference shares (**Alinta RePS**) with a face value of $100 each. Alinta RePS are quoted on ASX. A number of Alinta RePS have since been converted into Alinta Shares at the election of the holders of Alinta RePS. As at 30 March 2006, there were 604,831 Alinta RePS on issue.

AGL understands that in the event that the Offer becomes unconditional and AGL acquires a relevant interest in at least 50% of Alinta Shares or the Alinta Directors recommend the Offer, both Alinta and the holders of Alinta RePS will have the discretion, but not the obligation, to convert Alinta RePS into Alinta Shares. Holders of Alinta RePS also have a general right to convert their Alinta RePS into Alinta Shares at any time by giving notice to Alinta. During a period prior to the first reset date of 30 September 2006, Alinta has the option to convert all remaining Alinta RePS into Alinta Shares in accordance with the terms of the Alinta RePS.

Further details regarding the terms of Alinta RePS are set out in section 17.8 of the Alinta Bidder's Statement.

AGL's Offer extends to Alinta Shares that are issued on the conversion of Alinta RePS which are on issue on the Register Date. Refer to Section 8.4 for further details.

(c) Alinta Options

According to documents provided by Alinta to ASX, AGL understands that as at the date of this Bidder's Statement, Alinta has one employee option plan in operation, being the Alinta Executive Option Plan.

Set out below is a summary of Alinta Options outstanding under the Alinta Executive Option Plan as at 30 March 2006 (based on the Alinta Bidder's Statement). Alinta Options are not quoted on ASX.

Grant date of Alinta Options	Exercise price of Alinta Options	Number of Alinta Options
5 March 2002	$3.6449	146,285
4 March 2003	$3.8645	573,500
8 May 2003	$4.5177	260,000
17 September 2003	$5.7609	75,000
25 March 2004	$6.0633	1,334,750

Grant date of Alinta Options	Exercise price of Alinta Options	Number of Alinta Options
4 May 2005	$9.1774	3,443,013
1 December 2005	$11.1134	63,776
	Total	**5,896,324**

Based on documents provided by Alinta to ASX, AGL understands that Alinta Options may become exercisable as a result of the Offer in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), a holder of Alinta Options may exercise those Alinta Options at any time during the six months following the date on which the Offer becomes unconditional, provided that the options are exercised not more than 6 months after AGL acquires control of Alinta; or

- if, prior to the commencement of the exercise period for Alinta Options, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta that may adversely affect the rights of or value of benefits to holders of Alinta Options, and the Alinta Board gives the holders of Alinta Options notice of such determinations, a holder of Alinta Options may then exercise those options notwithstanding that the options would not otherwise be exercisable.

AGL's Offer extends to Alinta Shares that are issued on the exercise of Alinta Options which are on issue on the Register Date. Refer to Section 8.4 for further details.

3.5 Alinta employee share plans

According to documents provided by Alinta to ASX, AGL understands that at the date of this Bidder's Statement Alinta has the following employee share plans:

- the Alinta Deferred Employee Share Plan (**Alinta DESP**); and

- the Alinta New Zealand Employee Share Plan (**NZESP**).

(a) Alinta DESP

The Alinta DESP allows employees to acquire Alinta Shares using pre-tax salary on a voluntary basis.

Under the Alinta DESP, participants may not dispose of Alinta Shares held by the plan trustee on their behalf until the relevant performance, vesting or other requirements (if any) set out in the offer to participants are met, and a withdrawal notice of Alinta Shares from the Alinta DESP is approved by the plan trustee.

However, AGL understands that Alinta DESP participants may as a result of the Offer be entitled to lodge a withdrawal notice with the plan trustee to withdraw their Alinta Shares from the Alinta DESP (**Withdrawal Notice**) in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), the participant may lodge a Withdrawal Notice at any time during the 6 months following the date on which the Offer becomes unconditional; or

- if, prior to any time based vesting restrictions having been satisfied, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta which may adversely affect the rights of or value of benefits to Alinta DESP participants, and the Alinta Board gives those participants notice of such determination, then participants may lodge a Withdrawal Notice notwithstanding that their Alinta Shares would not otherwise be eligible to be withdrawn.

According to the Alinta Bidder's Statement, as at 30 March 2006, 563,197 Alinta Shares have been purchased under the Alinta DESP and not withdrawn.

(b) NZESP

According to the Alinta Bidder's Statement, in 2005 Alinta commenced the NZESP. The NZESP is a voluntary purchase plan allowing employees to acquire Alinta Shares using after-tax salary. Alinta contributes NZ$0.50 for every NZ$1 contributed by the employee to a maximum of NZ$5,000 per employee per annum. The Alinta Shares purchased with the Alinta contribution must be held in the plan for one year before the employee is able to withdraw or sell these Alinta Shares.

AGL has not been able to determine from publicly available material the impact of the Offer on Alinta Shares held by employees under the NZESP.

3.6 AGL's interest in Alinta securities

(a) AGL's relevant interest in Alinta securities

As at the date of this Bidder's Statement, AGL did not have a relevant interest in any Alinta securities and had no voting power in Alinta. [***To be updated as at date of Offer.***]

(b) Acquisitions of Alinta Shares by AGL or Associates

Neither AGL nor any of its Associates has provided (or agreed to provide) consideration for an Alinta Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement. [***To be updated as at date of Offer.***]

3.7 Directors of Alinta

As at the date of this Bidder's Statement, based on documents provided by Alinta to ASX, there are seven Alinta Directors:

- A J Howarth – Chairman and Non-Executive Director, AO, SFFin, FAIM, FAICD;
- R B Browning – Chief Executive Officer, BSc, MBA, MSc;
- F E Harris – Non-Executive Director, BComm, FCA, FAICD;
- T C Healey – Non-Executive Director, BEc, B Litt (Hons), PhD, FAICD;
- T R McMeckan – Non-Executive Director, BSc, MBA, FAICD;
- J H Poynton – Non-Executive Director, AM, BComm, SF Fin, FAICD, FAIM (Chairman elect); and
- M J Wilkins – Non-Executive Director, BCom, MBA, DLI, FCA.

4 AGL's Intentions

4.1 Overview

This Section 4 sets out AGL's intentions, on the basis of the facts and information concerning Alinta that are known to AGL, in relation to the following:

- the continuation of the businesses of Alinta;
- any major changes to the businesses of Alinta and any redeployment of the fixed assets of Alinta; and
- the future employment of the present employees of Alinta.

AGL's intentions as set out in this Section 4 represent the present intentions of AGL on the basis of the information, facts and circumstances that are known to AGL at the date of this Bidder's Statement. As set out in Section 4.2, AGL intends, if it acquires a relevant interest in more than 90% of Alinta Shares and becomes entitled to do so under the Corporations Act, to compulsorily acquire all outstanding Alinta Shares, Alinta RePS and Alinta Options and then to undertake a Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta from the combined energy businesses of AGL and Alinta.

Prior to implementing the other intentions set out in this Section 4, AGL will confirm these intentions against all material information, facts and circumstances available to it at the relevant time. Consequently, apart from the intention to undertake the Post-Bid Demerger referred to above, the intentions expressed in this Section 4 are AGL's current intentions only and may vary as circumstances require.

4.2 Intentions upon gaining control of more than 90% of Alinta Shares

AGL's intentions if it acquires a relevant interest in more than 90% of Alinta Shares are set out below.

Compulsory acquisition

If AGL becomes entitled to do so under the Corporations Act, it intends to dispatch notices seeking compulsory acquisition of all outstanding Alinta Shares in accordance with the provisions of the Corporations Act and to proceed with the compulsory acquisition of all outstanding Alinta RePS and Alinta Options in accordance with the provisions of the Corporations Act.

ASX listing

AGL intends to procure the removal of Alinta Shares from the Official List of ASX at the conclusion of the compulsory acquisition process.

Amendment to Alinta's Constitution

Alinta's Constitution contains provisions (**WA-Related Provisions**) which require:

- Alinta's head office to be located in Western Australia;
- a majority of the Alinta Directors to be ordinarily resident in Western Australia; and
- the chief executive officer of Alinta to be ordinarily resident in Western Australia.

The Gas Corporation (Business Disposal) Act 1999 (WA) (**Gas Corporation Act**) requires Alinta's Constitution to contain these provisions at all times. AGL proposes to discuss with the Western Australian Government whether the Gas Corporation Act could be amended to allow the WA-Related Provisions to be deleted from Alinta's Constitution or modified to provide for a management and corporate governance regime which recognises AGL's ownership of Alinta.

In the event that the Western Australia Government agrees to make such an amendment to the Gas Corporation Act, AGL will convene a meeting of Alinta Shareholders to consider a resolution which amends Alinta's Constitution consistent with the amendment to the Gas Corporation Act. AGL would vote all Alinta Shares held by it in favour of this resolution.

Directors

Until the amendment to Alinta's Constitution referred to above has become effective, AGL intends to reconstitute the Alinta Board so that it is comprised of a majority of directors who are ordinarily resident in Western Australia, with the remaining directors being some of the current directors of AGL.

If the amendment to Alinta's Constitution referred to above becomes effective, subject to the terms of Alinta's amended constitution, AGL intends to reconstitute the Alinta Board so that it is comprised of the seven current AGL Directors and six of the current Alinta Directors. Mark Johnson, AGL's Chairman, will act as Chairman of Alinta. Following this reconstitution of the Alinta Board, AGL intends to reconstitute the AGL Board so that it is comprised of six of the current AGL Directors and four of the current Alinta Directors. The remaining AGL Directors and Alinta Directors will act as alternates until the Post-Bid Demerger referred to in Section 4.3 is implemented. Mark Johnson will remain as Chairman of AGL.

Mr Paul Anthony will be the Chief Executive Officer and, when appointed, Managing Director of AGL until the Post-Bid Demerger is implemented. Mr Bob Browning will be invited to remain as Chief Executive Officer of Alinta until the Post-Bid Demerger is implemented.

AGL Shares held by Alinta subsidiary

Alinta GH, a wholly owned subsidiary of Alinta, currently holds approximately 19.9% of AGL Shares. It is a condition of AGL's Offer that none of these shares are disposed of by Alinta prior to the end of the Offer Period.

If Alinta and its subsidiaries become subsidiaries of AGL, then AGL will need to procure the disposal of those shares within 12 months after that event occurs in order to comply with the requirements of section 259D of the Corporations Act. AGL has not made a decision at this stage as to how it proposes to deal with the AGL Shares which are currently held by Alinta GH. The options open to AGL include seeking shareholder approval to cancel or buy back those shares or disposing of those shares by way of a rights issue or placement.

Interim arrangements pre-demerger

Until the Post-Bid Demerger is implemented, AGL intends to carry on the businesses of Alinta in the ordinary course and, subject to the matters referred to in this Section 4.2, does not propose to make any major changes to the businesses of Alinta or to redeploy any of the fixed assets of Alinta and proposes to continue the future employment of the present employees of Alinta.

During this period, AGL intends to carry on, manage and operate the businesses of Alinta as independent stand-alone businesses separate from the businesses of AGL using the assets, facilities and employees of Alinta but on the basis that the Chief Executive Officer of Alinta reports to the Chief Executive Officer of AGL.

During this period, AGL will carry on, manage and operate the Divestment Businesses referred to in Section 4.4 in accordance with the ACCC Undertakings.

Except as identified in this Section 4.2, no unusual transactions, such as major acquisitions or sales, are intended and it is intended that any business dealings between AGL and Alinta will be conducted on commercial arm's length terms. On the basis of the information presently known to it, AGL has no reason to believe that it will not be able to retain the existing employees of Alinta to carry on Alinta's businesses during this period.

4.3 Demerger of the combined businesses of AGL and Alinta

This Section 4.3 describes how AGL intends to undertake the Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta. If implemented, the Post-Bid Demerger will result in two listed companies: AGL/Alinta Energy, which will own the combined energy businesses of AGL and Alinta, and AGL/Alinta Infrastructure, which is the current AGL and which will own the combined infrastructure and services businesses of AGL and Alinta. AGL will, subject to AGL Shareholder approval, change its name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The allocation of assets of the businesses of AGL and Alinta between the combined energy businesses of AGL and Alinta and the combined infrastructure and services businesses of AGL and Alinta will be made in accordance with the requirements of the ACCC Undertakings. A diagrammatic representation of what the two groups will look like if the Post-Bid Demerger is implemented is as follows.


AGL/Alinta Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management/ Network Services
Related Investments
AGL
Alinta
Alinta Gas Networks (74%) Multinet (20%)
United Energy (34%)
DBNGP (20%)
WA Cogen
ANS APS NPS Financial services
Alinta Infrastructure Holdings (20%)


AGL/Alinta Energy
Retail
Wholesale Electricity
Wholesale Gas
Related Investments
Asset Management/ Network Services
AGL
Alinta
WA Retail
Alinta Sales
Westfarmers LPG Alinta trading and marketing*

* AGL has indicated to the ACCC that it will allocate Alinta's wholesale gas business in the Eastern states to AGL/Alinta Infrastructure or divest it to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

Mr Paul Anthony will be the Chief Executive Officer and Managing Director of AGL/Alinta Energy. Mr Bob Browning will be invited to become the Chief Executive Officer of AGL/Alinta Infrastructure.

Pre-demerger review

Once AGL has acquired 100% ownership of Alinta, it proposes to undertake, with Alinta's management, a detailed review of the assets and operations of Alinta including its material contract and joint venture arrangements and all relevant internal information which is available to it to enable it to assess the operational, commercial, taxation and financial implications of implementing the Post-Bid Demerger. This review will also allow AGL to identify all the assets in the Alinta Group which are used in Alinta's energy businesses and to facilitate and assist AGL in determining the most efficient and effective way of achieving the transfer of those assets to AGL/Alinta Energy and ensuring that the Post-Bid Demerger is implemented efficiently and in a way which minimises disruption to the infrastructure and services businesses and energy businesses of AGL and Alinta.

AGL/Alinta Energy is intended to be the holding company of the group which will own the combined energy businesses of AGL and Alinta. It is the wholly owned subsidiary of AGL which currently owns and operates or which will at the relevant time own and operate AGL's energy businesses.

Internal transfer

AGL intends to procure the transfer of the ownership of Alinta's energy businesses to AGL/Alinta Energy. The precise steps which will need to be taken to facilitate the transfer of Alinta's energy businesses to AGL/Alinta Energy will only be finalised after AGL has conducted the review referred to above. However, on the basis of the information currently available to AGL, it is anticipated that:

- the transfer of Alinta's energy businesses will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title;
- AGL/Alinta Energy and Alinta will agree that the maximum amount that AGL/Alinta Energy will be able to recover against Alinta in respect of all claims is the aggregate purchase price paid by AGL/Alinta Energy for the relevant shares or assets comprising Alinta's energy businesses; and
- the transfer of Alinta's energy businesses will be funded by intercompany loans.

Any intercompany loans between members of the Alinta Group and AGL/Alinta Energy arising as a result of the transfer of Alinta's energy businesses to AGL/Alinta Energy will be settled by repayment in cash prior to the date upon which the Post-Bid Demerger is intended to be implemented. After the repayments have occurred, there should be no intercompany loans between any member of the AGL Group and any member of the Alinta Group.

AGL also intends to procure the transfer to AGL/Alinta Energy of all of the assets and undertaking of the AGL energy businesses which at that time have not been transferred to AGL/Alinta Energy. These transactions will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title. Further, AGL/Alinta Infrastructure and AGL/Alinta Energy will agree that the maximum amount that AGL/Alinta Energy will be able to recover against AGL in respect of all such claims is the aggregate purchase price paid by AGL Energy for the relevant shares or assets.

The transfer of the shares and assets which comprise AGL's energy businesses will be funded by intercompany loans. When these transfers have been completed, all intercompany debt between AGL/Alinta Energy and AGL and other members of the AGL Group will be consolidated into a single loan owing by AGL/Alinta Energy to AGL. This process will be completed prior to the date upon which the Post-Bid Demerger is intended to be implemented.

Capitalisation of AGL/Alinta Energy debt

Following the consolidation of all intercompany debt between AGL/Alinta Energy and AGL referred to above, AGL/Alinta Energy will issue to AGL a number of AGL/Alinta Energy Shares equal to the number of AGL Shares on issue at the record date for the purposes of the Post-Bid Demerger less the number of AGL/Alinta Energy Shares on issue at that date. AGL/Alinta Energy will direct AGL to apply the amount of the intercompany debt payable by AGL/Alinta Energy to AGL less any amount agreed between AGL and AGL/Alinta Energy (the **Debt Amount**) in consideration for the issue of those AGL/Alinta Energy Shares to AGL. The remainder of the intercompany debt will be repaid by AGL/Alinta Energy paying the Debt Amount to AGL shortly after the implementation of the Post-Bid Demerger (or by such later time as is agreed between AGL and AGL/Alinta Energy). AGL/Alinta Energy will obtain the funds to make this payment by drawing down funds under borrowing facilities which it will establish for this purpose.

Following the capitalisation of the intercompany debt, AGL and AGL/Alinta Energy will have the same number of ordinary shares on issue. After the capitalisation has occurred and AGL/Alinta Energy has paid the Debt Amount to AGL, there should be no intercompany loans between AGL/Alinta Energy and AGL or any other member of the AGL group other than balances relating to normal arm's length trading between group companies.

Application for listing of AGL/Alinta Energy

AGL will procure that an application is made to ASX for the admission of AGL/Alinta Energy to the Official List of ASX and for official quotation of all AGL/Alinta Energy Shares on ASX conditional upon the Court approving the Post-Bid Demerger pursuant to section 411(4)(b) of the Corporations Act. While AGL has no reason to believe that it will be unable to procure that AGL/Alinta Energy is admitted to the Official List of ASX and granted official quotation for AGL/Alinta Energy Shares, these matters are subject to the approval of ASX.

Capital reduction and demerger scheme

The Post-Bid Demerger will be implemented by AGL undertaking a reduction of its capital and applying the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition of the AGL/Alinta Energy Shares to which the AGL Shareholder will be entitled under the scheme of arrangement referred to below.

The transfer of AGL/Alinta Energy Shares to AGL Shareholders in respect of the AGL Shares held by them at the record date for the purposes of the Post-Bid Demerger will be effected by way of a scheme of arrangement under which AGL will apply the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition by each AGL Shareholder of the AGL/Alinta Energy Shares to which that shareholder is entitled. Each AGL Shareholder will receive one AGL/Alinta Energy Share for each AGL Share held on the record date for the purposes of the Post-Bid Demerger.

Finally, AGL Shareholders will be asked to approve a change of AGL's name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The reduction of capital will be conditional on both AGL Shareholders approving the Post-Bid Demerger and on implementation of the Post-Bid Demerger. This means that the capital reduction will not occur unless the Post-Bid Demerger and capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC. The change of name resolution will also be conditional on AGL Shareholders approving the Post-Bid Demerger and on the Post-Bid Demerger becoming effective. This means that AGL's name will not change unless the Post-Bid Demerger and the capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC.

At the general meeting, AGL Shareholders will be asked to approve the reduction of capital resolution by a simple majority of votes cast on the resolution (in person or by proxy) and the change of name resolution by a special majority, that is, at least 75% of the votes cast on the resolution (in person or by proxy).

The AGL Directors will need to form the view that the reduction of capital is fair and reasonable to the company's shareholders as a whole and does not materially prejudice AGL's ability to pay its creditors.

The Post-Bid Demerger will need to be approved by a majority in number of AGL Shareholders voting (in person or by proxy) at the scheme meeting and who must together hold at least 75% of the votes cast on the resolution.

If approved, the scheme of arrangement itself will need to be confirmed by the Court before it can become effective.

4.4 Alternatives to demerger

AGL is not aware of any reason why the Post-Bid Demerger should not be able to be implemented. However, if the Post-Bid Demerger cannot be implemented, for whatever reason, AGL's intentions are set out below.

Divestment Businesses

If AGL is unable to implement the Post-Bid Demerger within nine months after the end of the Offer Period, AGL must comply with the undertaking it has given to the ACCC in connection with the Divestment Businesses. The **Divestment Businesses** comprise:

- AGL's 30% interest in APT; and
- Agility's contracts with APT under which Agility provides asset management and network services in relation to:
  - the Moomba to Sydney Pipeline;
  - the Goldfields Gas Pipeline;
  - the Parmelia Pipeline;
  - the Carpentaria Gas Pipeline;
  - the Roma to Brisbane Pipeline;
  - the Midwest Pipeline; and
  - the Amadeus to Darwin Pipeline,

  and sufficient assets and capability from Agility to operate and service these contracts.

In this event, AGL must use its best endeavours to divest the Divestment Businesses either through an initial public offering of shares in an entity whose businesses include or comprise the Divestment Businesses or by way of a trade sale to a purchaser who, among other things, is independent of the Merged Group and is not objected to by the ACCC.

In the period before the Divestment Businesses are divested AGL intends to carry on, manage and operate those businesses as stand-alone businesses separate from and independent of the businesses of AGL and the other businesses of Alinta in accordance with the requirements of the ACCC Undertakings and so as to ensure that the requirements of the ACCC Undertakings are complied with. AGL will only be entitled to have access to commercial and financial information of the Divestment Businesses for the purpose set out in the ACCC Undertakings.

AGL intends to comply with the requirements of the ACCC Undertakings.

Other businesses of AGL and Alinta

AGL intends to:

- combine the operational and administrative operations of Alinta's energy businesses with those of AGL's energy businesses and combine the operational and administrative operations of Alinta's infrastructure and services businesses with those of AGL's infrastructure and services businesses; and
- operate both the combined energy group and the combined infrastructure group as stand-alone businesses separate from and independent of the other, each having its own separate management, employees, facilities and assets.

The AGL Board is aware of the importance and recognition of the "Alinta" brand in Western Australia. Accordingly, AGL intends to carry on Alinta's retail gas and electricity businesses in Western Australia under the Alinta brand. However, other than in Western Australia, AGL's intention is to conduct the energy businesses of the Merged Group under the AGL brand.

While AGL will operate the combined energy and infrastructure and services businesses as separate business units within AGL, there are certain services, such as information technology, human resources and other corporate functions which each of the combined businesses will need. To eliminate duplication and minimise costs, the combined energy businesses and combined infrastructure and services businesses will share these services under an internal shared services agreement.

AGL will continue to implement the cost savings programs it has identified in Section 5.5(b)(iii).

As outlined in Section 5.5(d)(ii), AGL expects that in combining the energy businesses and infrastructure and services businesses it will be able to achieve synergies by rationalising corporate and services functions.

It may be that as a result of the implementation of the costs savings programs and combining the two groups as outlined above, the employment positions of some employees become redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements.

4.5 Intentions for Alinta as a partly owned subsidiary

This Offer is subject to a minimum acceptance condition that AGL acquires a relevant interest in more than 90% (by number) of all Alinta Shares. As AGL does not currently intend to waive this condition, it is not required to state what its intentions are concerning the businesses of Alinta in circumstances other than where it acquires a relevant interest in more than 90% (by number) of all Alinta Shares. In any event, AGL has not formed any intentions in the event that it acquires control but not full ownership of Alinta.

If AGL waives the 90% minimum acceptance condition, it will issue a supplementary bidder's statement outlining its intentions concerning the businesses of Alinta in circumstances where it obtains control but not full ownership of Alinta.

5 Financial Profiles

5.1 Financial profile of AGL Group

(a) Overview of pro forma AGL Group historical financial information

The income statement and balance sheet information for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the year ended 30 June 2005 for continuing operations (in each case excluding significant items). The significant items which have been excluded are set out in AGL's half year financial statements to 31 December 2005 and full year financial statements to 30 June 2005. The cash flow statements have been prepared on an AIFRS basis including significant items and including discontinued operations (including AGL's sale of its New Zealand business, NGC).

Figure 1 – Financial summary AGL Group continuing operations (excluding significant items)

Financial summary – AGL	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	2,086.7	3,876.1
EBITDA	462.4	781.1
EBIT	381.8	621.4
PAT	234.1	370.3
Net assets	4,675.0	
EPS (cents)	51.3	81.1
DPS (cents	31.0	63.0

Source: refer figure 4 and 5, Section 5.3

(b) AGL Group Pro forma consolidated historical financial information

Financial information relating to AGL stand alone, refers to AGL and its controlled entities on a consolidated basis and can be referenced, subject to adjustments relating to AGL's transition to AIFRS, to previously released results of AGL, with the income statements and balance sheet adjusted to reflect continuing operations and excluding significant items.

The following stand alone historical financial information relating to AGL has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);
- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6); and
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The AGL financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to the historical results of AGL are set out in the audited financial statements for the year ended 30 June 2005 and the audited half year report attached to the Appendix 4D for the half year ended 31 December 2005, both of which can be found on the AGL website at www.agl.com.au.

The AGL Group pro forma consolidated historical financial information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(c) Basis of preparation

AGL's accounting policies

The accounting policies adopted by AGL in the preparation of the financial information for the year ended 30 June 2005 and for the half year ended 31 December 2005 are as set out in the AGL 31 December 2005 half year report which can be found on the AGL website at www.agl.com.au. The accounting policies disclosed in the 30 June 2005 published financial statements were based on AGAAP. A reconciliation of the year ended 30 June 2005 AGAAP financial statements to AIFRS financial statements was included in the consolidated financial report for the half year ended 31 December 2005. The comparative results included in this half year financial report were also restated to AIFRS.

(d) Management commentary on historical results

Sections 5.1(c)(i) and 5.1(c)(ii) set out a summarised management discussion and analysis on the results of AGL and its controlled entities for the financial periods outlined in Section 5.1 with minimal reference to comparative periods. The objective of this section is to outline the commercial context of the financial information presented and to describe the environment in which AGL was operating during the periods under review. The information presented includes significant items some of which are discussed in this section. Whilst the financial information in the remainder of Section 5.1 (other than Sections 5.1(c)(i) and 5.1(c)(ii)) excludes significant items before tax, this section continues to refer to them to provide a more meaningful background to the results of the operations of AGL during those periods but it should not be inferred that they will occur in the future. To assist the reader, the following table sets out a complete list of pre tax significant items included in the AGL financial statements for the half year ended 31 December 2005 and the year ended 30 June 2005:

Figure 2 – Significant items

Significant items before tax	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Electricity Networks		
Write down of electricity assets	-	-231.1
Merchant Energy		
Other	0.2	-
Energy Investments		
APT tax consolidation	4.8	-
New Zealand business		
Sale of NGC	-	628.2
Property		
Sale of land at Breakfast Point	-	14.7
Remediation and rehabilitation	-	-6.1
Unallocated items		
Demerger costs	-9.8	-
Property rationalisation	-	-9.4

(i) Half year ended 31 December 2005

Review of operations[1]

The Gas Networks' earnings EBIT of $68.1 million was impacted by lower residential volumes largely due to warmer weather and the implementation of the regulatory final decision handed down by IPART in June 2005 effective 1 July 2005 which resulted in a real reduction in average tariff prices by 4.1% and contract prices by 15.3%.

Electricity Networks' EBIT of $47.7 million was assisted by higher customer usage which included an abnormally warm month in December 2005 as well as the impact of the normal regulatory increases in network tariffs that applied to the 2005 calendar year.

Agility's EBIT of $31.9 million was influenced by costs associated with the integration of the acquisitions of two Queensland electricity contractors. In excess of $100 million of additional third party work has further boosted Agility's order book.

1. Extracted from Appendix 4D for the half year ended 31 December 2005.

Retail Energy's EBIT of $153.8 million resulted from lower electricity purchase costs despite the warm winter which reduced volumes.

Merchant Energy's EBIT of $34.4 million included an increased contribution from AGL's power generation business, including the LYP investment and a one month contribution from Southern Hydro acquired in November 2005.

Energy Investments' EBIT of $60.3 million included AGL's share of improved results from APT, ActewAGL, HC Extractions and Gas Valpo. The Elgas profit reduced during the period due to warmer weather which reduced volumes and increased margin pressure from continued high global LPG prices.

(ii) Year ended 30 June 2005

Review of operations[1]

The Gas Networks' EBIT of $132.4 million was affected by the warmest Sydney April and fifth warmest June in 144 years.

Electricity Networks' EBIT of ($152.3) (loss) million was affected by generally milder weather conditions throughout the year which reduced energy sales. This loss includes $231.1 million which was written off the carrying value of the Electricity Networks. This reassessment of fair value resulted from the tightening regulatory environment, particularly an unfavourable draft determination by the ESC on distribution charges for 2006 to 2010.

Agility's EBIT of $63.0 million benefited from a 6% increase in revenue and from cost saving initiatives.

AGL's energy sales and marketing business EBIT of $273.7 million[2] represented the combined Retail Energy and Merchant Energy business (which were only reported separately for the first time in the year beginning 1 July 2005). The result was impacted by an increasingly competitive environment, milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitory services following AGL's acquisition of Pulse Energy in 2002. LYP contributed $9.5 million for its first full year equity accounted contribution since it was acquired in April 2004.

Investments' EBIT of $94.0 million included: AGL's share of the APT result which improved due to the acquisition of the Goldfields Gas Transmission and Parmelia Pipelines in August 2004; a continued strong result from ActewAGL reflecting successful customer retention, lower operating costs and higher capital contributions revenue; Elgas EBIT was affected by warmer trading conditions in winter 2005 but this was offset by a stronger Australian dollar; HC Extractions' EBIT improved from favourable movements in the Saudi contract propane price; and Gas Valpo's EBIT was affected by the recommencement of gas restrictions from Argentina in the summer of 2005.

AGL sold its 66.05% interest in New Zealand business NGC, recording a pre-tax gain on sale of $628.2 million. AGL's consolidated EBIT included NGC's contribution from 1 July 2004 to 13 December 2004 (which amounted to $74.4 million).

[1] Extracted from Appendix 4E for the year ended 30 June 2005 and adjusted where appropriate for AIFRS changes.

[2] Includes AGL's power generation business ($32.6 million).

(e) Impact of Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement" ("AASB 139")

Effect of AASB 139 on the pro forma financial information

AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian equivalents to International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the 30 June 2005 year financial statements.

AIFRS transitional effect of AASB 139 on AGL (1 July 2005)

AGL uses energy derivatives to help manage exposures to wholesale electricity and oil and gas price fluctuations. These energy derivatives are mainly classified as cash flow hedges and any resulting fair value movements are eligible, subject to compliance with strict documentation and designation criteria, to be accounted for through the balance sheet rather than through the income statement. AGL has systems in place to manage energy derivatives, although such systems cannot, by themselves, eliminate potential income statement volatility arising from the effects of AASB 139. Following the transition to AASB 139 from 1 July 2005, the effects of the accounting standard are reflected in the financial statements for the half year ended 31 December 2005.

5.2 Financial profile of Alinta Group

Figure 3 – Financial summary – Alinta Group continuing operations (excluding significant items)

Financial summary – Alinta Group	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	599.7	919.9
EBITDA	139.0	211.1
EBIT	124.9	187.0
PAT	74.3	72.8
Net assets	1,161.3	
EPS (cents)	28.9	29.4
DPS (cents)	23.0[1]	48.0[2]

Source: refer Section 5.3

Notes:

1. Based on Alinta's proposed final dividend as per published data for the year ended 31 December 2005.
2. Based on Alinta's interim dividend from 2005 and final dividend from 2004 as per published data for the year ended 31 December 2005.

(a) Alinta Group pro forma consolidated historical financial information

Financial information relating to Alinta has been sourced from publicly available information. Where considered appropriate, AGL has adjusted certain Alinta financial information based on AGL's industry knowledge and expertise. These pro forma adjustments are described in the notes to the financial tables in Section 5.3. The primary sources of information on Alinta used by AGL were as follows:

- Alinta's annual reports for the years ended 31 December 2005 and 31 December 2004;
- Alinta's results presentations for the years ended 31 December 2005 and 31 December 2004;
- Alinta's Appendix 4E for the years ended 31 December 2005 and 31 December 2004;
- Alinta's financial reports for the half year ended 30 June 2005 and the half year ended 30 June 2004;
- Alinta's results presentation for the half years ended 30 June 2005 and 30 June 2004;
- press releases and ASX announcements made by Alinta; and
- Alinta's Bidder's Statement dated 31 March 2006 .

AGL has not had access to information on Alinta other than that which is available in the public domain. AGL has not had access to the directors, management or staff of Alinta or to any Alinta budgets, work papers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Alinta. AGL does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

(b) Alignment of Alinta financial year end

AGL's financial year ends on 30 June while Alinta's ends on 31 December. The financial information, presented in respect of Alinta in this Bidder's Statement has been converted to a year ended 30 June 2005 and a half year ended 31 December 2005. To achieve this, the following recalculations were performed on published Alinta financial information:

- a pro forma half year ended 31 December 2005 was prepared by subtracting from the Alinta financial information for the year ended 31 December 2005, the equivalent Alinta financial information for the half year ended 30 June 2005; and
- a pro forma year ended 30 June 2005 was prepared by adding:
  - the Alinta financial information for the half year ended 30 June 2005 (as published); and
  - a half year ended 31 December 2004 which was prepared by subtracting from the Alinta financial information for the year ended 31 December 2004, the equivalent Alinta financial information for the half year ended 30 June 2004.

(c) Alinta Group pro forma consolidated historical financial information

Reference to financial information relating to Alinta stand alone refers to Alinta and its controlled entities on a consolidated basis. The following stand alone historical financial information has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);

- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6);
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The Alinta financial information has been prepared in an abbreviated form and in the AGL reporting presentation format. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to Alinta's historical results are set out in the audited financial statements for the year ended 31 December 2005 and other financial information noted in Section 5.2.

The stand alone financial information relating to Alinta Group Pro Forma Consolidated Historical Financial Information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(d) Basis of preparation

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the year ended 31 December 2005 are set out in its financial statements for that period which can be found at the ASX website www.asx.com.au. As described in Section 5.1(b), the 2005 year was the transitional year for the introduction of the AIFRS regime.

(e) Management commentary on historical results

Year ended 31 December 2005[1]

The following information on Alinta has been extracted from Alinta's Bidder's Statement dated 31 March 2006:

Alinta's energy markets division

Revenue growth of 22% was driven by Western Australian (WA) retail sales:

- growth in gas customer numbers of 5% to 540,000 from a strong housing market;
- the retail gas business performance achieving a 6% increase in gas sales volumes to 50.8PJ from an increase in customer numbers and a colder than normal year (experienced in WA); and
- Alinta commencing supply of electricity into the WA retail market in July 2005 with power sourced from the Alinta wind farm and standby arrangements prior to the first cogeneration unit at Pinjarra coming on line in December 2005. Alinta's electricity base in WA grew to more than 1,000 customers during 2005.

1. This commentary has been extracted from the Alinta publicly available financial information for the year ended 31 December 2005. It has not been amended to reflect the restatement of Alinta's year end as outlined in Section 5.2(b).

The EBITDA margin fell from 9.8% in the year ended 31 December 2004 to 7.8% in the year ended 31 December 2005. EBITDA margins were impacted by the inclusion of $150.9 million (2004: $129.8 million) of revenue from the wholesale supply of energy at an EBITDA loss of ($12.1) million (EBITDA losses in the year ended 31 December 2004 were insignificant). The energy wholesale arrangements were put in place by the former owners of the ex-Duke Energy Pipelines (now owned by AIH). The EBITDA loss arises mainly from lower than anticipated gas sales growth from the Tasmanian gas reticulation network. The Tasmanian pipeline capacity sales are consistent with Alinta's expectations and plans have been implemented to reduce the size and duration of these losses. Excluding the impact of this wholesale agreement, retail EBITDA margins have remained stable at 9.9%.

WLPG

The Wesfarmers LPG contract operated on revised terms from 1 July 2005. Revenues from the WLPG contract fell by 14.4% to $74.8 million in the year ended 31 December 2005 reflecting a 30% reduction in LPG production to 221,000 tonnes, partially offset by the continued strength in world LPG prices (average price per tonne of US$433 in 2005 compared with US$350 in 2004).

The EBITDA contribution increased to $31.3 million for the year ended 31 December 2005. The EBITDA margin of WLPG was 42% on revenue of $74.8 million.

Alinta's energy distribution division

The performance of the WA gas network is driven by the same trends as the Alinta energy markets segment. Revenue growth of 4.5% was underpinned by growth in volumes of 4.9% to 32PJ, with the associated tariffs governed by a regulated access agreement.

The EBITDA margin improved from 70% to 73% reflecting the relatively stable cost structure of the business.

Alinta's asset management services division

The Alinta asset management division continues to be a major growth driver for Alinta with revenue increasing 27% to $474.7 million. Revenue growth has been underpinned by a number of new projects alongside the ongoing maintenance requirements:

- Alinta's network services business has developed and is managing the Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline. This $430 million expansion aims to increase the throughput of the pipeline by more than 100TJ/day. At present, the project is tracking in line with cost and time budgets. A further $1 million has been committed to the FEED of a potential Stage 5 expansion program that could see approximately $1.5 billion spent expanding the pipeline's capacity by 375TJ/day; and

- Alinta power services business has been managing the construction of the cogeneration units at Pinjarra throughout the year ended 31 December 2005. The status of these projects is discussed in 'Alinta's power generation division' below.

The EBITDA margin remained stable at 13%.

Alinta's power generation division

The financial performance of Alinta's power generation division is driven by Alinta's cogeneration units currently located at Alcoa's Pinjarra alumina refinery. Construction of unit 1 was substantially completed during the 2005 year. The commissioning process is currently nearing completion, and the plant has been operating at varying production levels, including lengthy periods of full output, since December 2005. Steam is also now being supplied to Alcoa. Once the commissioning process is fully complete, the plant is intended to consistently operate at full output.

Given the focus on construction rather than operating activities during the year ended 31 December 2005, the earnings impact of Alinta's power generation division was minimal, with revenue of $0.7 million and an EBITDA loss of ($2.8) million. The EBITDA result includes a $2.5 million write down of a compressor unit purchased for the Alcoa generation project.

Alinta's other income/EBITDA

Other income/EBITDA primarily relates to corporate costs. The expenses in the year ended 31 December 2005 were higher than for other periods predominantly due to transaction costs arising on potential acquisitions and on the divestment of AIH. Transaction costs of $12.5 million were expensed in the year ended 31 December 2005 (2004: $2.1 million).

Share of net profit of associates

Alinta owns the following minority investments in infrastructure assets:

- 20% investment in AIH;
- 34% investment in United Energy;
- 20.1% investment in Multinet; and
- investment in the Dampier to Bunbury Natural Gas Pipeline of 7.4% as at 31 December 2005, with commitments to increase the investment to 20%.

In addition to the equity share of net profits from these investments, Alinta receives a $16.3 million preference dividend from United Energy that is treated as interest revenue in the financial statements. For the purposes of the pro forma results (in Alinta's Bidder's Statement), the dividend has been separately disclosed within total EBITDA as it forms part of the base returns derived from United Energy. All revenues from corporate, construction, operating and maintenance contracts associated with these assets are included in Asset Management Services segment above.

Depreciation

Growth in depreciation reflects continued capital expenditure across a number of key segments:

- expansion activities within Energy Distribution, reflecting continued capital investment in the network primarily due to new connections arising from the buoyant housing market in WA; and
- further investment and commissioning of the Alcoa cogeneration units from late 2005 onwards.

5.3 Pro forma Merged Group historical financial information

(a) General assumptions

(i) The financial data presented is on an AIFRS basis for continuing operations only and excluding significant items with the exception of the cash flow statement which has been prepared on an AIFRS basis including significant items and including discontinued operations.

(ii) The acquisition of Alinta by AGL is assumed to achieve a 100% acceptance rate.

(iii) Where an acquisition has been made by the Merged Group during a financial period, the financial impact will reflect the contribution to the group between the acquisition date and the period end.

(iv) The pro forma Merged Group historical financial information contained in this Section 5.3 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) Income statements – pro forma Merged Group historical financial information

Figure 4 – pro forma Merged Group historical income statements

Pro forma Merged Group	Half year ended 31 December 2005			Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group[6] $m
Continuing operations						
Revenue from ordinary activities[8]	2,086.7	599.7	2,686.4	3,876.1	919.9	4,796.0
Expenses from ordinary activities[8]	-1,670.2	-467.6	-2,137.8	-3,178.5	-718.4	-3,896.9
Equity accounted share of profits of associates and joint venture entities	45.9	6.9	52.8	83.5	9.6	93.1
Profit from ordinary activities before finance costs, depreciation and amortisation	**462.4**	**139.0**	**601.4**	**781.1**	**211.1**	**992.2**
Depreciation and amortisation	-80.6	-14.1	-94.7	-159.7	-24.1	-183.8
Profit from ordinary activities before finance costs	**381.8**	**124.9**	**506.7**	**621.4**	**187.0**	**808.4**
Finance costs	-55.1	-16.4	-71.5	-89.2	-67.9	-157.1
Profit from continuing operations before income tax expense	**326.7**	**108.5**	**435.2**	**532.2**	**119.1**	**651.3**
Income tax expense	-92.6	-34.2	-126.8	-161.9	-46.3	-208.2
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**234.1**	**74.3**	**308.4**	**370.3**	**72.8**	**443.1**
Earnings per share – excluding significant items						
EPS basic - continuing operations (cents)	51.3	28.9	[7]	81.1	29.4	[7]
DPS (cents)	**31.0**	**23.0**	[7]	**63.0**	**48.0**	[7]
Weighted average number of ordinary shares basic (millions)	**456.4**	**257.1**	[7]	**456.5**	**247.4**	[7]
Interest cover ratios						
EBITDA to interest (times)	**8.4**	**8.5**	**8.4**	**8.7**	**3.1**	**6.3**
EBIT to interest (times)	**6.9**	**7.6**	**7.1**	**7.0**	**2.8**	**5.1**

Notes:

1. AGL published data for the half year ended 31 December 2005 (continuing operations only and excluding significant items).
2. Refer Section 5.2(b).
3. There are no pro forma adjustments for the half year ended 31 December 2005.
4. AGL published data for the year ended 30 June 2005 (continuing operations only and excluding significant items).
5. Refer Section 5.2(b).
6. There are no pro forma adjustments for the year ended 30 June 2005.
7. Combined EPS and DPS have not been presented as their calculation will be dependent upon the capital structure of the Merged Group on which the AGL Board have yet to decide.
8. Revenue and expense numbers in the above figure do not reflect a reinstatement of inter-segment revenues and expenses eliminated on consolidation.

(c) Balance sheets – pro forma Merged Group historical financial information

Figure 5 – pro forma Merged Group historical balance sheets

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Current assets				
Cash and cash equivalents	251.6	626.2	-477.0	400.8
Receivables	880.8	574.3	-239.4	1,215.7
Inventories	12.1	5.7	-	17.8
Financial assets	90.7	-	-	90.7
Other	76.1	3.9	-	80.0
Total current assets	**1,311.3**	**1,210.1**	**-716.4**	**1,805.0**
Non-current assets				
Receivables	118.1	124.5	-	242.6
Equity accounted investments	997.2	218.1	-	1,215.3
Property, plant, equipment and oil and gas rights	4,590.6	833.0	812.0	6,235.6
Intangible assets	2,379.6	120.5	1,533.5	4,033.6
Tax assets	247.2	-	-	247.2
Financial assets	90.2	-	-	90.2
Other	27.7	52.2	-	79.9
Total non-current assets	**8,450.6**	**1,348.3**	**2,345.5**	**12,144.4**
Total assets	**9,761.9**	**2,558.4**	**1,629.1**	**13,949.4**
Current liabilities				
Payables	488.6	150.0	52.0	690.6
Interest bearing liabilities	1,667.9	77.3	-1,525.5	219.7
Financial liabilities	191.8	-	-	191.8
Provisions	58.7	88.2	-	146.9
Current tax liabilities	77.3	91.9	-	169.2
Other	3.7	65.7	-	69.4
Total current liabilities	**2,488.0**	**473.1**	**-1,473.5**	**1,487.6**
Non-current liabilities				
Interest bearing liabilities	1,352.1	815.4	3,180.2	5,347.7
Financial liabilities	213.5	-	-	213.5
Provisions	48.3	2.8	-	51.1
Tax liabilities	979.4	95.4	-	1,074.8
Other	5.6	10.4	-	16.0
Total non-current liabilities	**2,598.9**	**924.0**	**3,180.2**	**6,703.1**

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Total liabilities	**5,086.9**	**1,397.1**	**1,706.7**	**8,190.7**
Net assets	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Total equity	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Net debt to net debt plus equity (%)	**37.2**	**18.8***	**-**	**47.3**

* Alinta's net debt to net debt plus equity increased to approximately 63% following the acquisition of 19.9% of AGL in February 2006 which was partly funded by $1,200 million in debt.

Notes:

1. AGL published data for the half year ended 31 December 2005;
2. *Refer Section 5.2(b);*
3. Pro forma adjustments (Alinta adjustments sourced from the Alinta's Bidder's Statement dated 31 March 2006) include the following items:
   - cash reduction includes: $572 million paid in February 2006 by Alinta for its investment in AGL; $49.1 million final dividend paid by Alinta for the year ended 31 December 2005 net of $11.1 million from the application of the dividend reinvestment plan; $1.7 million worth of Alinta reset preference share dividends paid in February 2006; $236.4 million of cash received by Alinta from AIH net of fees being receipt of a deferred settlement payment on the sale of assets to AIH; $141.3 million of interim dividends paid by AGL in March 2006 in respect of the year ending 30 June 2006 and Alinta's receipt of its share of this interim dividend ($28.1 million) and $22.6 million cash received in respect of ordinary shares issued by Alinta post 31 December 2005;
   - receivables reduction is in respect of the cash received by Alinta from AIH for the deferred settlement on asset sales to AIH. No pro forma adjustment has been made in respect of the one-off fees incurred of $3 million (noted above);
   - the increase in property, plant, equipment and oil and gas rights represents AGL's investment of 10% in the PNG Upstream Gas Project of $580 million. The remaining $232 million represents the fair value attributed to PP&E on acquisition of Alinta (refer Section 5.3(f) for further details);
   - the increase in intangibles represents the excess of purchase price over the fair value of identifiable net assets on acquisition of Alinta (refer Section 5.3 (f) for further details) by AGL;
   - the investment made by Alinta in AGL totalling $1,772 million does not appear as it eliminates on the consolidation of the Merged Group;
   - the increase in payables of $52 million reflects the contingent payment on the PNG Upstream Gas Project;
   - the decrease in current interest bearing liabilities reflects a reclassification of the $1,452.2 million of debt raised to acquire Southern Hydro (refer below) and a reduction of $73.3 million in connection with a conversion of Alinta's reset preference shares to ordinary shares on acquisition of Alinta; and
   - the increase in non-current interest bearing liabilities represents the reclassification from current interest bearing liabilities of the $1,452.2 million of debt raised to acquire Southern Hydro. This debt has been refinanced in February 2006 with a syndicated bank loan with an average of 3.25 years repayment term and accordingly has been reclassified from current to non-current. This is on the assumption that the Merged Group is subsequently demerged into separate infrastructure and energy businesses. Should the demerger not proceed, the existing debt will be repayable in November 2006 although AGL would then seek to refinance the debt to achieve a similar average maturity profile. Also included is the $528 million for the PNG Upstream Gas Project and the $1,200 million additional debt raised by Alinta to fund its 19.9% acquisition in AGL. For the purposes of the pro forma adjustments, it is assumed that the *shares held by Alinta in AGL will be cancelled and the related debt raised by Alinta to fund that* acquisition would remain as a non-current liability. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL shares that are held by Alinta.

(d) Cash flow statements – pro forma Merged Group historical financial information

Figure 6 – pro forma Merged Group historical cash flow statements

Pro forma Merged Group	Half year ended 31 December 2005				Year ended 30 June 2005[5]		
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group $m
Cash flows from operating activities							
Receipts from customers	2,494.4	660.9	-	3,155.3	4,842.3	1,101.1	5,943.4
Payments to suppliers and employees	-2,149.5	-478.0	-	-2,627.5	-4,139.5	-811.0	-4,950.5
Dividends received	46.5	5.9	-	52.4	92.7	7.9	100.6
Interest received	13.2	30.9	-	44.1	25.0	46.0	71.0
Finance costs paid	-54.5	-76.4	-	-130.9	-116.1	-123.9	-240.0
Income tax paid	-106.4	-21.5	-	-127.9	-147.0	-97.0	-244.0
Net cash provided by operating activities	**243.7**	**121.8**	**-**	**365.5**	**557.4**	**123.1**	**680.5**
Cash flows from investing activities							
Payment for property, plant, equipment and oil and gas rights	-186.2	-103.9	-528.0	-818.1	-197.5	-102.4	-299.9
Payment for investments	-	-65.6	-1,772.0	-1,837.6	-22.0	-23.4	-45.4
Payment for intangible assets	-	-12.1	-	-12.1	-0.2	-11.5	-11.7
Payment for purchase of controlled entities	-1,461.2	-	-	-1,461.2	-19.0	-	-19.0
Loans advanced	-5.6	-	-	-5.6	-18.2	-	-18.2
Proceeds from sale of property, plant and equipment	0.6	-	-	0.6	47.4	1.3	48.7
Proceeds from disposal of investments	-	-	-	-	1.1	1.1	2.2
Proceeds from sale of controlled entities	-	336.8	-	336.8	777.8	147.1	924.9
Proceeds from loan repayments	0.2	-	236.4	236.6	20.1	-	20.1
Net cash (used in) provided by investing activities	**-1,652.2**	**155.2**	**-2,063.6**	**-3,560.6**	**589.5**	**12.2**	**601.7**
Cash flows from financing activities							
Proceeds from issue of shares	-	4.6	33.7	38.3	-	16.8	16.8
Capital return	-	-	-	-	-228.7	-	-228.7
Payment for share buy-back	-14.0	-	-	-14.0	-	-	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,625.4	636.8	1,728.0	3,990.2	445.4	432.5	877.9
Payment for deferred borrowing costs	-	-1.1	-	-1.1	-	-	-
Repayment of borrowings and hedge payments on foreign currency borrowings	-182.6	-558.8	-	-741.4	-539.2	-378.1	-917.3
Share issue costs	-	-	-	-	-	-14.3	-14.3
Dividends paid	-146.0	-44.4	-175.1	-365.5	-448.6	-94.3	-542.9
Net cash provided by (used in) financing activities	**1,282.8**	**37.1**	**1,586.6**	**2,906.5**	**-771.1**	**-37.4**	**-808.5**
Net increase (decrease) in cash held	**-125.7**	**314.1**	**-477.0**	**-288.6**	**375.8**	**97.9**	**473.7**
Cash at the beginning of the financial period	**377.0**	**312.8**	**-**	**689.8**	**1.4**	**214.4**	**215.8**
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.3	-0.7	-	-0.4	-0.2	0.5	0.3
Cash at the end of the financial period	251.6	626.2	-477.0	400.8	377.0	312.8	689.8

Notes:

1. AGL published data for the half year ended 31 December 2005.
2. Refer Section 5.2(b).
3. Pro forma adjustments include the following items:
   - payment for property, plant, equipment and oil and gas rights represents AGL's investment in the PNG Upstream Gas Project ($528 million);
   - payments for investments represents Alinta's 19.9% investment in AGL ($1,772 million);
   - proceeds from loan repayments are the receipt by Alinta of the AIH receivable ($236.4 million, net of fees);
   - proceeds from issue of shares represents Alinta's assumed dividend reinvestment ($11.1 million) and $22.6 million in respect of ordinary shares issued by Alinta post 31 December 2005;

- proceeds from borrowings represent the debt raised by AGL to invest in the PNG Upstream Gas Project $528 million and the debt raised by Alinta to fund its 19.9% investment in AGL ($1,200 million); and
- dividends paid represent AGL's interim dividend of $113.2 million (gross dividend $141.3 million less the AGL dividend received by Alinta of $28.1 million (refer figure 5, note 3)) and Alinta's final dividend of $60.2 million net of dividend reinvestment and Alinta's preference share dividend of $1.7 million.

4 AGL published data for the year ended 30 June 2005.
5 Refer Section 5.2(b).
6 There are no pro forma adjustments made for the year ended 30 June 2005.

(e) Accounting policy difference note

An analysis has been undertaken of Alinta's accounting policies as compared with those of AGL. No significant differences were identified that would have a material impact on the integrity of the financial information presented in this section.

(f) Value of AGL's Offer

Ultimately, the value of AGL's Offer will depend on the AGL Share price. For the purposes of calculating AGL's acquisition cost of Alinta, the following assumptions have been made.

AGL will acquire all of Alinta's issued capital inclusive of outstanding reset preference shares and options, equating to approximately 275 million shares by offering 0.564 AGL Shares for each Alinta Share. This equates to the issue of approximately 155 million AGL Shares at a price of $19.14 (as per AGL Offer of 13 March 2006 less the dividend paid on 23 March 2006 of 31 cents per share) totalling $2,969 million. Based on Alinta's pro forma net assets of $1,203.5 million this gives rise to an excess amount of $1,765.5 million which has been attributed to an increase in the fair value of property, plant, equipment and oil and gas rights totalling $232.0 million and intangible assets of $1,533.5 million.

Following the completion of AGL's Offer, work will commence to finalise the assignment of these fair values to the Alinta Group's identifiable assets, liabilities and contingent liabilities. For this reason, the accounting entries for the acquisition by AGL have been determined provisionally by allocating the full difference between fair value and book value to property, plant, equipment and oil and gas rights and intangible assets in the financial information presented in this statement.

5.4 Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure

(a) Basis of preparation

Presented in this Section 5.4 is financial information showing the Merged Group separated into an infrastructure business (AGL/Alinta Infrastructure) and an energy business (AGL/Alinta Energy). This is provided to facilitate a view of the financial information relating to the two separate businesses. In the circumstance where AGL is successful in its intentions to undertake the Post-Bid Demerger of the combined infrastructure businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta, as further outlined below and in Section 4.

Relevant pro forma adjustments have been made to present the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses separately. The following pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure financial information has been presented:

- income statements for AGL/Alinta Energy for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);
- income statements for AGL/Alinta Infrastructure for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);

- balance sheet for AGL/Alinta Energy as at 31 December 2005 (figure 8); and
- balance sheet for AGL/Alinta Infrastructure as at 31 December 2005 (figure 8),

after reflecting the pro forma adjustments detailed in figures 7 and 8.

This financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

The financial information outlined in this Section 5.4 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) AGL's intentions

AGL seeks to acquire a relevant interest in more than 90% (by number) of Alinta's shares and to then compulsorily acquire all outstanding Alinta Shares, Alinta reset preference shares and Alinta Options. AGL then intends to undertake the Post-Bid Demerger.

Information in this Section 5.4 should not be interpreted to suggest that AGL will be successful in its intention to undertake the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Federal Court of Australia. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

Regardless of whether AGL's intention of a Post-Bid Demerger is effected, AGL intends to operate the AGL/Alinta business as two distinct business units consistent with the information set out in Section 5.4.

(c) Income statements – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 7 – Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure income statements

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure	Half year ended 31 December 2005			Year ended 30 June 2005		
	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m
Continuing operations						
Revenue from ordinary activities[6]	2,686.4	2,264.3	638.8	4,796.0	4,123.7	1,116.8
Expenses from ordinary activities[6]	-2,137.8	-2,005.2	-349.3	-3,896.9	-3,740.4	-601.0
Equity accounted share of profits of associates and joint ventures entities	52.8	34.4	18.4	93.1	60.6	32.5
Profit from ordinary activities before finance costs, depreciation and amortisation	**601.4**	**293.5**	**307.9**	**992.2**	**443.9**	**548.3**
Depreciation and amortisation	-94.7	-26.4	-68.3	-183.8	-48.5	-135.3
Profit from ordinary activities before finance costs	**506.7**	**267.1**	**239.6**	**808.4**	**395.4**	**413.0**
Finance costs[4]	-71.5	35.2	-106.7	-157.1	-66.4	-90.7
Profit from continuing operations before income tax expense	**435.2**	**302.3**	**132.9**	**651.3**	**329.0**	**322.3**
Income tax expense[5]	-126.8	-84.7	-42.1	-208.2	-92.1	-116.1
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity[7]	**308.4**	**217.6**	**90.8**	**443.1**	**236.9**	**206.2**

Notes:

1. Refer Section 5.3 (b) and note 6 below.
2. In arriving at the pro forma AGL/Alinta Energy business, the AGL business segments included were: Retail Energy, Merchant Energy, the ActewAGL retail partnership, APT and associated management contracts, Elgas, HC Extractions and a 70% share of AGL's unallocated items. The Alinta business segments included were: Alinta's power generation business, Energy Sales, Investments and a 30% share of Alinta's unallocated items.
3. In arriving at the pro forma AGL/Alinta Infrastructure business, the AGL business segments included were: Gas Networks, Electricity Networks, Agility, ActewAGL distribution partnership, Gas Valpo, Property, Telecommunications and a 30% share of AGL's unallocated items. The Alinta business segments included were: WLPG, Energy Distribution, Asset Management Services and a 70% share of Alinta's unallocated items.
4. The AGL/Alinta Energy finance costs for the half year ended 31 December 2005 were derived as follows:
   - cash of approximately $1.9 billion to be used to fund the acquisition of Southern Hydro and the PNG Upstream Gas Project by AGL Energy has been assumed to be on deposit from 1 July 2005 to the date of finalising the acquisitions. In addition AGL Energy is assumed to maintain throughout the year the level of net debt consistent with the Original AGL Demerger ($296.0 million);
   - Alinta Energy net debt has been sourced from Alinta's Bidder's Statement; and
   - the AGL/Alinta Infrastructure finance costs as at 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance costs allocation described above.

   The Merged Group finance costs for the year ended 30 June 2005 have been allocated based on the respective net debt positions of the AGL and Alinta energy and infrastructure businesses at that date. The AGL Energy net debt is assumed to be at the same level as described in the Original AGL Demerger ($296.0 million). Alinta Energy net debt (based on 31 December 2005 data) has been sourced from Alinta's Bidder's Statement. The AGL/Alinta Infrastructure finance costs for the half year ended 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance cost allocation described above.
5. Income tax expense for the Energy business was calculated on the profit from continuing operations before income tax expense at an effective tax rate of 28%. The Infrastructure income tax expense is the Merged Group income tax expense less the Energy business calculated amount after adjusting for the tax effect of significant items and the significant items arising from tax consolidation of $52.9 million in the half year to 31

December 2005 and $64.8 million in the year to 30 June 2005. Details of these significant items are included in the financial reports of the respective periods.

6 Revenue and expense numbers for AGL/Alinta Energy and AGL/Alinta Infrastructure reflect the reinstatement of inter-segment revenues and expenses that would become external on separation. Alinta revenue and expense numbers for the Alinta energy and infrastructure operations were sourced from Alinta published data for these demerged entities (refer Section 5.2) and it has been assumed that any necessary reinstatement has occurred. These intersegment transactions are eliminated on consolidation of the Merged Group result and as a result the aggregation of the AGL/Alinta Energy and AGL/Alinta Infrastructure revenue and expense numbers will exceed the group total.

7 AGL/Alinta Energy and AGL/Alinta Infrastructure PAT analysis is summarised in the following table:

PAT analysis	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
PAT – AGL Energy	192.1	223.5
PAT – Alinta Energy	25.5	13.4
PAT – AGL/Alinta Energy	217.6	236.9
PAT – AGL Infrastructure	42.0	146.9
PAT – Alinta Infrastructure	48.8	59.3
PAT – AGL/Alinta Infrastructure	90.8	206.2

(d) Balance sheets – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 8 – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure balance sheets

Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure	As at 31 December 2005		
	Merged Group[1] $m	AGL/Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m
Current assets			
Cash and cash equivalents[4]	400.8	275.5	125.3
Receivables	1,215.7	1,097.8	117.9
Inventories	17.8	11.8	6.0
Financial assets	90.7	87.0	3.7
Other	80.0	59.8	20.2
Total current assets	**1,805.0**	**1,531.9**	**273.1**
Non-current assets			
Receivables	242.6	242.2	0.4
Equity accounted investments	1,215.3	556.8	658.5
Property, plant, equipment and oil and gas rights	6,235.6	2,010.7	4,224.9
Intangible assets	4,033.6	2,673.2	1,360.4
Tax assets	247.2	165.7	81.5
Financial assets	90.2	78.6	11.6
Other	79.9	67.3	12.6
Total non-current assets	**12,144.4**	**5,794.5**	**6,349.9**
Total assets	**13,949.4**	**7,326.4**	**6,623.0**
Current liabilities			
Payables	690.6	563.7	126.9
Interest bearing liabilities[4]	219.7	3.4	216.3
Financial liabilities	191.8	191.8	-
Provisions	146.9	118.1	28.8
Current tax liabilities	169.2	121.5	47.7
Other	69.4	67.8	1.6
Total current liabilities	**1,487.6**	**1,066.3**	**421.3**
Non-current liabilities			
Interest bearing liabilities[4]	5,347.7	1,702.5	3,645.2
Financial liabilities	213.5	184.2	29.3
Provisions	51.1	24.6	26.5
Tax liabilities	1,074.8	242.1	832.7
Other	16.0	15.4	0.6
Total non-current liabilities	**6,703.1**	**2,168.8**	**4,534.3**
Total liabilities	**8,190.7**	**3,235.1**	**4,955.6**
Net assets	**5,758.7**	**4,091.3**	**1,667.4**

Notes:

1 Refer Section 5.3, figure 5.
2 Refer Section 5.4(c), note 2.
3 Refer Section 5.4(c), note 3.

4 Net debt for AGL/Alinta Energy is based on the aggregate of the net debt for Alinta's Energy segments (per Alinta Bidder's Statement) and net debt of $296 million (comprising cash and cash equivalents of $9.4 million less interest bearing liabilities of $305.4 million) in respect of the AGL Energy segments.

5.5 Forecasts

(a) Overview

The Original AGL Demerger plan involved the separation of AGL's energy and infrastructure businesses by way of a demerger to create two distinct and stand alone business entities, AGL Energy and AGL Infrastructure. Notwithstanding that the physical separation of these businesses has not occurred, AGL has internally restructured to enable its energy and infrastructure businesses to be managed and reported as separate businesses. Should the AGL Offer be successful, AGL intends to seek shareholder approval to demerge the Merged Group into separate energy and infrastructure entities. As a result, AGL considers that the most appropriate way to present the financial profiles for AGL, Alinta and for the Merged Group is to show the consolidated information as well as the separation into energy and infrastructure businesses.

Information in this Section 5.5 should not be interpreted to suggest that AGL will be successful in implementing the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Court. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

AGL's business composition as presented in the Original AGL Demerger proposal has been adjusted to reflect the business structures as set out in Section 4 of this Bidder's Statement. This means that the financial information presented in this Section 5.5 reflects the inclusion of the following businesses in AGL Energy rather than AGL Infrastructure:

- AGL's 30% investment in APT; and
- the Agility asset management contracts relating to APT.

The financial information in this Section 5.5 has been prepared to show the financial profile of:

- AGL and its energy and infrastructure businesses;
- Alinta and its energy and infrastructure businesses; and
- the pro forma Merged Group including separation into energy and infrastructure businesses.

The pro forma forecast financial information has been prepared on the basis that AGL acquires 100% of Alinta on 1 July 2006. The forecast income statements for AGL, Alinta and the Merged Group are presented before significant items, which will include costs incurred by AGL relating to the Original AGL Demerger proposal and the AGL Offer and in considering the Alinta Bid and costs incurred by Alinta relating to the Alinta Bid and in considering the AGL Offer. Relevant pro forma adjustments have been made to present the financial information for the Merged Group.

The pro forma forecasts provided in this Section 5 have been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure B.

(b) AGL stand alone forecasts

The financial forecasts for AGL for the 2006 financial year reflect AGL's actual half year result to 31 December 2005 and a forecast for the six months to 30 June 2006. In preparing forecasts for the second half of the 2006 financial year and for the 2007 financial year, AGL has considered its actual operating results and trading conditions for the three months to 31 March 2006.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project;
- the regulatory price paths for AGL's Gas Networks and Electricity Networks, which came into effect on 1 July 2005 and 1 January 2006 respectively; and
- debt structures consistent with the nature of the businesses and anticipated funding required for identified future development and growth opportunities.

(i) AGL financial forecasts

Figures 9 to 11 show AGL's 2006 and 2007 forecast income statements.

Income statements

Figure 9 – AGL Group

AGL Group	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue[1]	4,245	4,711
EBITDA	963	1,198
EBIT	749	904
Finance costs	-159	-222
Tax	-182	-242
PAT	**408**	**440**
EPS (cents)	**89.5**	**96.5**
DPS (cents)[2]	**67.5**	**79.5**

Notes:

1 Inter entity sales between AGL Infrastructure and AGL Energy have been eliminated.

2 The dividend forecasts are consistent with the top end of the range forecast for the Original AGL Demerger. The 2006 pro forma dividend includes AGL's interim dividend of 31 cents per share paid in March 2006.

Figure 10 – AGL Energy

AGL Energy	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,898	4,357
EBITDA		
Retail Energy		
AGL[1]	200	205
ActewAGL	11	11
Elgas	12	14
Retail Energy total	223	230
Merchant Energy[1]		
Wholesale gas and electricity	85	86
Power generation	89	130
Upstream gas	110	270
Merchant Energy total	284	486
Related investments	37	35
Other	2	6
Total EBITDA	**546**	**757**
EBIT	451	592
Finance costs[2]	18	-38
Profit before tax	469	554
Tax	-149	-206
PAT	**320**	**348**
EPS (cents)	**70.2**	**76.3**

Notes:

1 Allocation of forecasts for AGL's integrated energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities.

2 The 2006 pro forma finance costs assume cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made.

Figure 11 – AGL Infrastructure

AGL Infrastructure		Year ending 30 June 2006 Pro forma $m		Year ending 30 June 2007 Pro forma $m
Sales revenue		767		778
EBITDA				
Agility		58		67
Gas Networks		193		197
Electricity Networks		103		101
Investments				
ActewAGL distribution	33		35	
Gas Valpo	15		17	
Power generation (contracted)	14		21	
Total investments		62		73
Other		1		3
Total EBITDA		**417**		**441**
EBIT		298		312
Finance costs[1]		-177		-184
Profit before tax		121		128
Tax		-33		-36
PAT		**88**		**92**
EPS (cents)		**19.3**		**20.2**

Note:

1 The 2006 pro forma finance costs are based on the AGL Group pro forma finance costs less AGL Energy's pro forma finance costs, assuming the completion of the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for AGL Energy and AGL Infrastructure for the years ending 30 June 2006 and 30 June 2007 are set out below. Key assumptions are set out in Section 5.5(b)(iv).

AGL Energy

Business unit	Key Item
Retail Energy	- EBITDA growth of approximately 2.5% from 2006 to 2007 for AGL's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions. - Gas sales volumes in the mass market segment are forecast to be relatively flat, with losses in incumbent markets of New South Wales and Victoria largely offset by increases in South Australia. - Electricity volumes in the mass market segment are forecast to increase by around 3% per year, with losses in South Australia and Victoria more than offset by gains in other states, particularly New South Wales. - Forecast prices in states where AGL is the incumbent energy retailer are based on the price path determined by the regulator in each state. In New South Wales, prices are forecast to increase in line with CPI. In states where AGL is not the incumbent retailer, AGL's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states.
Merchant Energy	- The 2006 forecasts include the initial seven months of AGL ownership of the Southern Hydro power stations. - AGL's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power station. - The 2006 forecasts include the initial contribution from AGL's 10% equity interest in the PNG Upstream Gas Project, following finalisation of the terms of this acquisition on 16 January 2006. - The forecasts also include the benefits of the LYP refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders. - The acquisitions of Southern Hydro and a 10% equity interest in the PNG Upstream Gas Project provide AGL with substantial additional earnings over the forecast period compared to the 2005 financial year.
Related investments	- Related investments includes AGL's 30% stake in APT and that part of AGL's Agility business that provides asset operations and maintenance services to APT.
Finance costs	- AGL Energy is forecast to have net debt of approximately $571 million at 30 June 2006, after completion of the acquisitions of Southern Hydro and the 10% equity interest in the PNG Upstream Gas Project. - The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	- The effective tax rate on AGL's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL's acquisition cost being

Business unit	Key Item
	higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%. - This results in an effective tax rate for AGL Energy increasing from approximately 28% for the 2005 financial year to approximately 32% and 37% in the 2006 and 2007 financial years respectively. This is expected to normalise outside of the forecast period as the contribution from other businesses, including PNG gas revenue increases proportionally to PNG oil revenue.

AGL Infrastructure

Business unit	Key item
Gas Networks and Electricity Networks	- The current regulatory pricing period for Gas Networks commenced on 1 July 2005, resulting in lower tariffs. As a result, EBITDA for Gas Networks in the 2006 financial year is anticipated to be below that of the prior year, before increasing in the 2007 financial year. - Gas transported is below the forecast volumes used by the regulator in setting the price path. This is due to adverse weather conditions and recent community focus on water conservation reducing gas used in hot water heating. - The current regulatory pricing period for Electricity Networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA for Electricity Networks in the 2006 and 2007 financial years is anticipated to be below the 2005 and 2006 financial years respectively.
Agility	- Agility is forecast to continue to grow due to sustained demand for its services driven by recent acquisitions in Queensland and WA, together with the large capital expenditure programs of owners of energy infrastructure assets. - AGL Infrastructure's Agility operations exclude the Agility contracts with APT, which is included in AGL Energy.
Power generation (contracted)	- The 2006 forecast includes the initial seven months of AGL Infrastructure's ownership of the Wattle Point Wind Farm, acquired as part of the Southern Hydro portfolio. - The output and renewable energy benefits from the Wattle Point Wind Farm are contracted to AGL Energy.
Finance costs	- Approximately 95% of AGL Infrastructure's debt is hedged over the forecast period, with the total debt funding cost being approximately 6.4% per annum. - AGL Infrastructure is forecast to have net debt of approximately $2,831 million at 30 June 2006.
Tax	- AGL Infrastructure's effective tax rate is slightly below 30% due to the lower tax rate in Chile.

(iii) AGL cost saving programs

AGL's detailed analysis of cost savings was further refined as part of the Original AGL Demerger proposal and the cost savings estimates set out below are consistent with that work. The distribution of these savings between AGL Energy and AGL Infrastructure is, therefore, reflective of the allocation of corporate services and costs contemplated for the Original AGL Demerger, which included assuming an appropriate structure for AGL Infrastructure from day one. AGL's cost savings programs are expected to result in substantial sustainable benefit for AGL. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. A summary of the cost saving programs is set out below:

Figure 12 - Cost saving programs overview

Retail Energy **$50 to 60 million**	**AGL Infrastructure** **$15 to 20 million**	**Corporate** **$10 million**
- **Retail processes:** ▪ $20 million per annum from 2008 onwards; and ▪ no capital requirement. - **Systems:** ▪ $30 to 40 million per annum from 2008 onwards; and ▪ $80 to 100 million capital required.	- $15 to 20 million per annum forecast by 2009: ▪ productivity process improvements; and ▪ property and site rationalisation.	- AGL overhead: ▪ $10 million from 2008 onwards as a result of IT efficiencies once functions are separated into energy and infrastructure businesses.

Retail Energy

The benefits which are expected to arise from cost saving initiatives in Retail Energy result from the following areas:

Function	Objective	Key focus	Benefits $m
Marketing	Product rather than brand awareness	Streamline marketing teams	6.1
Sales	Focused set of four or five core products	Low cost channels for customer acquisition and retention	1.7
Customer transfers	Eliminate manual processing	Align with sales function to ensure "first-time-right" processing	4.5
Customer enquiries	Segment customers to differentiate service and promote products	First call resolution	12.7
Customer retention	Reduce churn	Focused retention initiatives	3.0
Meter to bill	Introduce automated	Introduce single billing platform	5.5

Function	Objective	Key focus	Benefits $m
	bill		
Bill to cash	Improve cash flow	Introduce preventative credit measures	12.9
Business support and systems	Implement common processes	People empowered and incentivised to implement and realise benefits	8.6
Total			**55.0**

It is estimated that a reduction in full time equivalent positions of approximately 400 (from approximately 1,250 to 850 people) will be realised as a result of these initiatives. This reduction will be primarily achieved through natural attrition and reduction in new hiring, rather than from a major redundancy program.

AGL Infrastructure

Agility has a continuing program in place which is focused on obtaining efficiency improvements through business and process redesign and rationalisation. These initiatives are anticipated to result in additional annual savings of about $17 million by the 2009 financial year. These savings will predominantly be achieved by the implementation of resource scheduling optimisation programs which will enable skilled employees to be redirected to growth based works. As Agility operates in a labour constrained environment, this optimisation of skilled employee usage will provide Agility with a significant competitive advantage given its scale and the geographic dispersion of its workforce. Other cost savings will be achieved by a reduction in employee numbers, rationalisation of the number of depots and offices used in the business and a reduction in corporate overheads, mainly through technology and procurement initiatives.

AGL Infrastructure cost savings	2007 $m	2008 $m	2009 $m
Annual savings	7.0	12.0	17.0

Corporate

In conjunction with AGL's intention to demerge into separate energy and infrastructure businesses, a program was commenced to prepare systems, processes and structures for the transition to separation of AGL Energy and AGL Infrastructure.

From 2008 onwards, $10 million per annum is anticipated to be saved as a result of process redesign and IT efficiencies. The two businesses will have very different IT platform requirements. AGL Infrastructure will operate using an efficient technology platform which will complement the regulated and established nature of its business. AGL Energy will use appropriate IT systems to integrate the business.

(iv) Key assumptions used in determining the forecasts

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;

- customer churn is consistent with levels over the last two years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;

- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting are consistent with levels experienced over the last 18 months;

- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;

- wholesale gas purchase costs are consistent with existing long term supply contracts;

- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;

- crude oil volumes from the PNG Upstream Gas Project are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in that project and that revenue from this investment is substantially hedged;

- operating performance and costs from all of AGL Energy's power generation units remain in line with recent historic performance;

- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;

- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions may have become redundant following any demerger or due to cost saving initiatives) and with those for the half year ended 31 December 2005;

- approximately 70% of historic AGL Group corporate costs are allocated to AGL Energy;

- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;

- the operating results, cash flows, franking and financial position of AGL Energy's investment in APT are in line with market outlook statements made by APT;

- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which could have a material effect on AGL Energy's financial results, including cash flows;

- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been reflected in the forecasts;

- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;

- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;

- no significant changes occur in the competitive landscape of the Australian or any other jurisdiction energy industry; and

- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which could have a material impact on AGL Energy's financial results, cash flows and franking.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility, which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for the Gas Networks and the Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the three months to 31 March 2006;

- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and WA;

- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled investments are in line with the current estimates provided by the management of these businesses;

- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;

- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 384 Chilean pesos to the Australian dollar for the forecast period;

- approximately 30% of historic AGL Group corporate costs have been allocated to AGL Infrastructure;

- AGL Infrastructure retains sufficient funding capacity to support debt funding to the majority of its growth related network capital expenditure;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions may have become redundant following any demerger in respect of cost saving initiatives) and with those for the half year ended 31 December 2005;
- there is an average total debt funding cost of approximately 6.4% per annum based on the debt facilities included in the pro forma balance sheet continuing on their current terms. This includes an assumed hedging level of 95% for the forecast period;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Infrastructure's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Infrastructure's financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Infrastructure which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

(v) Sensitivity analysis

The forecast financial information in Section 5.5(b)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(b)(iv). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

AGL Energy

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in this segment is less intense than the mass market segment due to lower margins;
- oil earnings from the PNG Upstream Gas Project are substantially hedged;
- wholesale gas supply costs are largely established under long term contracts;
- wholesale electricity supply requirements are hedged via AGL's physical generation capability and contracts with external parties.
- AGL Energy's results can be materially impacted by changes to mass market customer load requirements, particularly during extreme weather conditions. To highlight the impact on a full year forecast, this sensitivity is presented for the 2007 financial year:
- a 1% change in mass market electricity volumes would result in a change to EBITDA of $3.5 million; and
- a 1% change in mass market gas volumes would result in a change to EBITDA of $2.9 million.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced with physical generation capacity from the Southern Hydro plants.

AGL Infrastructure

AGL Infrastructure's EBITDA has protection from significant variability because:

- EBITDA from businesses where tariffs are set under regulated price paths or long term contracts are anticipated to contribute over 75% of 2007 EBITDA; and
- Approximately 95% of debt is hedged.

The key sensitivity for AGL Infrastructure during the 2007 financial year is the volume of gas and electricity transported on its network assets. The analysis below shows the impact on EBITDA of a change in gas and electricity volumes:

- a 1% change in gas volumes would result in a change to EBITDA of approximately $2.9 million; and
- a 1% change in electricity volumes would result in a change to EBITDA of approximately $1.8 million.

(c) Alinta stand alone pro forma forecasts

AGL has based its Alinta forecasts for the 2007 financial year on the information disclosed by Alinta in Alinta's Bidder's Statement relating to the calendar years ending 31 December 2006 and 2007 and other publicly available information. The information on Alinta used to prepare pro forma financial forecasts for the 2007 financial year included:

- Alinta Bidder's Statement;
- Alinta's half year and annual reports and results presentations;
- broker reports prepared on Alinta; and
- AGL's financial model prepared on Alinta, which has been based on publicly available information and AGL's industry knowledge and expertise.

(i) Pro forma financial forecasts

Figure 13 shows Alinta's pro forma income statement for the year ending 30 June 2007, presented to EBIT level.

Figure 13 – Alinta Group pro forma income statement

Year ending 30 June 2007 Pro forma	Alinta Energy $m	Alinta Infrastructure $m	Alinta Group $m
Sales revenue[1]	743	815	1,558
EBITDA			
Energy markets	61	-	61
WLPG	26	-	26
Energy distribution	-	83	83
Asset management services	-	80	80
Power generation	-	29	29
Share of net profit of associates	-	17	17
Other[2]	-8	-19	-27
Total EBITDA	**79**	**190**	**269**
EBIT	n/a	n/a	227

Notes:

1 Inter-entity sales have not been eliminated from the total.
2 Corporate costs allocated 30% to Alinta Energy and 70% Alinta Infrastructure.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for Alinta Energy and Alinta Infrastructure for the year ending 30 June 2007 is set out below. Key assumptions are set out in Section 5.5(c)(iii).

Alinta Energy

Business unit	Key item
Energy markets	- Alinta increased its gas customer numbers to approximately 540,000 at 31 December 2005, driven by the strong WA housing market. - Alinta forecast growth in gas sales volumes of approximately 4.8% and 0.7% in the years ending 31 December 2006 and 2007 respectively. Total gas sales volumes are forecast to grow from 50.8PJ in the year ended 31 December 2005 to 53.4PJ in the year ending 30 June 2007. - Alinta commenced supplying electricity into the WA retail market in July 2005 and at 31 December 2005, Alinta had approximately 1,000 electricity customers in WA. - Electricity sales volumes are forecast to increase following commissioning of cogeneration units at Pinjarra, with estimated sales of 2,118GWh in the year ending 30 June 2007.
WLPG	- The terms of the Wesfarmers LPG contract were revised effective 1 July 2005, which is forecast to result in EBITDA for the year ending 30 June 2007 being below that for the 2005 calendar year.

Alinta Infrastructure

Business unit	Key item
Energy distribution	- Gas transportation volumes for Alinta's WA gas distribution network are driven by the same trends as the Energy markets segment. - Average tariffs were reduced following a regulatory reset released in August 2005 for the period to 31 December 2009.
Asset management services	- Asset management is forecast to continue to be a major growth driver for Alinta, underpinned by a number of new projects alongside the ongoing maintenance requirements from existing contracts. - Alinta has developed and is managing the $430 million Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline, aimed at increasing pipeline capacity by more than 100 TJ/day. A potential stage 5 expansion program could see approximately $1.5 billion spent expanding the pipeline capacity by 375 TJ/day. - Under an alliance agreement with Alcoa, Alinta builds and owns cogeneration units while Alcoa operates them on a day-to-day basis. - Alinta is managing the construction of the cogeneration units at Alcoa's Pinjarra alumina refinery, with the first unit substantially completed during 2005. Development of a second plant is underway, with initial commissioning forecast during the fourth quarter of the 2006 calendar year and final performance testing early in the first quarter of 2007.

Business unit	Key item
	- Alinta has also approved construction of the third and fourth units to initially operate as idle peaking plants at Alcoa's Wagerup refinery. These units are due for completion for the start of summer in 2007.
Power generation	- Alinta takes all the electricity produced from the cogeneration units constructed under an alliance agreement with Alcoa, for sale to third parties. Alcoa takes the steam produced for use in its refinery process. - The construction of the first four units under the agreement with Alcoa provides a significant source of growth for Alinta, with power generation output forecast to increase to approximately 1,798GWh for the year ending 30 June 2007. EBITDA in the 2007 financial year is forecast to be $29 million, following an initial loss of $2.8 million from this segment during the 2005 calendar year. - Alinta also has a tolling agreement with AIH that gives Alinta dispatch control over the 94MW Bairnsdale power station in Victoria.
Associates	- Alinta's income from associates is provided by its significant equity stakes in AIH (20%); United Energy (34%) and Multinet (20.1%). Alinta also has an investment in the Dampier to Bunbury Natural Gas Pipeline, which was 7.4% at 31 December 2005 with commitments to increase the investment to 20%.

(iii) Key assumptions

Alinta's businesses include regulated infrastructure assets and energy retail activities in WA and asset management services, which operate in competitive market segments. As a result, profitability and cash flows can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved.

AGL has considered historical trends and broker forecasts in order to align Alinta's forecasts for the years ending 31 December 2006 and 31 December 2007 to AGL's year ending 30 June 2007.

Key assumptions used in determining the forecasts for Alinta for the year ending 30 June 2007 are set out below:

- gas and electricity volumes sold of approximately 53.4PJ and 2,118GWh respectively;
- gas and electricity sales prices remain consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in the 2007 financial year;
- LPG volumes sold of 148,663 tonnes at an average price of approximately US$490 per tonne. An average effective exchange rate of 0.775 was applied in converting US dollar revenue into Australian dollars;
- Gas transmission volumes and average tariffs of approximately 31.5PJ and $3.80 per GJ respectively;

- operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets remain consistent with forecasts presented in the Alinta Bidder's Statement. Alinta has based its forecasts on its ability to execute its operating plan to meet planned network and generation availability and performance efficiency;

- gas and electricity purchase costs remain consistent with the Alinta Bidder's Statement forecasts and do not vary significantly from historical trends;

- corporate costs have been allocated 30% to Alinta Energy and 70% to Alinta Infrastructure;

- interest rates and hedging on debt facilities and excess cash remain consistent with disclosures in the Alinta 2005 annual report and the Alinta Bidder's Statement;

- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature to Alinta's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which would have a material effect on Alinta's financial results, including cash flows;

- no significant changes in legislation, regulatory requirements, or government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of Alinta impact Alinta and the continuity of its operations;

- no material legal claims or liabilities arise that impact on Alinta which have not previously been recognised;

- no significant changes occur to the competitive landscape of the Australian or New Zealand energy industry; and

- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on Alinta's financial results, cash flows and franking.

(iv) Sensitivity analysis

The pro forma forecast financial information in Section 5.5(c)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(c)(iii). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

Key drivers of profitability for Alinta are gas sales volumes and sales prices for mass market customers. The potential impact on Alinta of movements in these variables is indicated below:

- a 1% change in mass market gas sales prices would result in a change to EBITDA of $2.6 million; and
- a 1% change in mass market gas volume would result in a change to EBITDA of $2.6 million.

(d) Merged Group pro forma forecasts

The pro forma financial forecasts presented in this Section 5.5(d) assume the AGL Offer is completed effective from 1 July 2006, with forecasts presented for the financial year ending 30 June 2007, assuming this is the first full year following completion of the AGL Offer.

(i) Pro forma financial forecasts

The Merged Group forecasts reflect the forecasts and assumptions for AGL and Alinta shown in Sections 5.5(b) and 5.5(c) Additional assumptions relating to the *pro forma Merged Group forecasts are discussed in this Section 5.5(d)(i) and* Section 5.5(d)(ii).

Figure 14 – Pro forma income statement

Year ending 30 June 2007 Pro forma forecast	AGL/Alinta Energy $m	AGL/Alinta Infrastructure $m	Merged Group $m[1]
EBITDA	846	659	1,505
EBIT	680	485	1,165
Finance costs[2]	-54	-305	-359
Tax	-228	-55	-283
Outside equity interest	-	-4	-4
PAT	**398**	**121**	**519**
EPS (cents)[3]	**76.5**	**23.3**	**99.8**
DPS (cents)[3]			**88.7**

Notes:

1. The dividend received by Alinta from its shareholding in AGL is eliminated from the results of the Merged Group.
2. Pro forma net debt of the Merged Group of approximately $5,488 million has been allocated to: AGL/Alinta Energy $808 million; and AGL/Alinta Infrastructure $4,680 million
3. AGL shares on issue following the AGL Offer are approximately 520m.

(ii) Key assumptions

Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. The payment of dividends will be at the discretion of the directors. Key assumptions used in determining the forecasts for AGL/Alinta Energy and AGL/Alinta Infrastructure include those discussed earlier in this Section 5.5 relating to AGL and Alinta. Additional key assumptions relating to the Merged Group pro forma forecasts include:

- AGL Shares of approximately 155 million are issued to acquire approximately 275 million Alinta Shares (on a fully diluted basis, assuming options outstanding convert into shares net of the exercise price), based on the AGL Offer of 0.564 AGL Shares for each Alinta Share. Alinta's 90.9 million shares in AGL are cancelled following completion of the proposed merger (assumed on 1 July 2006), resulting in a total of approximately 520 million AGL Shares on issue. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL Shares held by Alinta;

- net debt of approximately $5,488 million at 1 July 2006 incorporates estimated transaction costs. As a result, finance costs for the Merged Group for the year ending 30 June 2007 are approximately $6 million higher than those of the stand alone entities;

- synergies relating to rationalisation of corporate and asset management functions anticipated to be realised, amounting to approximately $37 million per annum. The pro forma results for the year ending 30 June 2007 include the full benefit of these synergies. Restructuring costs required to realise these synergies will be reported as a significant item; and

- a preliminary allocation of the uplift to fair value of Alinta's assets at the date of acquisition of $1,861million has been made based on publicly available information and AGL's assessment of fair value for the assets acquired. This has resulted in approximately $232 million being allocated to property, plant and equipment, with the balance allocated to intangible assets. The amount allocated to property, plant and equipment relates to the Alinta Gas Network and is to be depreciated over 90 years, resulting in additional depreciation expense of approximately $3 million per annum.

6 Risk Factors

6.1 Introduction

If you accept the Offer (unless you are a Foreign Alinta Shareholder), you will receive AGL Shares as consideration for Your Alinta Shares. It is therefore important for you to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares, including those that:

- apply to investments generally;
- apply generally to the AGL Group and/or the Alinta Group and will continue to apply generally to the Merged Group;
- apply, and will continue to apply, specifically to the business of the Alinta Group;
- apply, and will continue to apply, specifically to the business of the AGL Group; and
- arise, or may arise, from the Offer.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of AGL and the Merged Group.

Additional risks not presently known to AGL or, if known, that are not presently considered material, may also have an adverse impact.

In deciding whether to accept the Offer, you should read this Bidder's Statement in its entirety and carefully consider the risks outlined in this Section and elsewhere in this Bidder's Statement.

6.2 Risks that apply to investments generally

The financial performance of the Merged Group and the value of AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) will fluctuate due to various factors including movements in the Australian and international equity markets, recommendations by brokers and analysts, interest rates, inflation, Australian and international economic conditions, changes in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, investor perceptions and other factors that may affect the Merged Group's financial position and earnings. In future, these factors may cause AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) to trade below current prices and may affect the revenues and expenses of the Merged Group.

6.3 General risks relating to the AGL Group, the Alinta Group and the Merged Group

The financial performance of the Merged Group may be affected by a number of risks common to public companies generally or common to companies operating in the industries in which the AGL Group and the Alinta Group both operate. These risks include:

(a) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions.

Legal actions, or the cost of defence of such actions, could reduce the earnings of the Merged Group.

AGL specific litigation

AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL.

On 17 December 2002, AGL Wholesale Gas Limited as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin. On 1 July 2005, Santos Limited, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007. AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

Alinta specific litigation

AGL understands from the Alinta Bidder's Statement that while the alliance agreement between Alinta and AIH is on foot, Alinta has agreed to indemnify companies in the AIH group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and the McConnell Dowell Litigation, BHP Billiton DRI Litigation and QAL Litigation.

(b) Changes in law and government regulation

The Australian energy industry has been subject to an ongoing reform process in recent years. The regulatory reform process is under way with a view to establishing a single national regulatory framework by 1 January 2007. Although this is expected to create efficiencies for the Merged Group by streamlining licence obligations on matters such as marketing, billing, reporting and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework may adopt the most onerous of existing State based regulations, with the potential to result in higher operational costs.

In addition, there is a risk that a government or government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, including in relation to tax, which may adversely impact the Merged Group.

(c) Legislative and regulatory compliance

The industries in which the Merged Group will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and similar instruments. Some of these legal requirements, such as those set out in the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which the Merged Group will operate.

The Merged Group, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other similar instruments that apply to it. Agility and AAM, as contractors to asset owners, are responsible for compliance on their behalf, either directly or under the terms of their service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of the Merged Group. There is a risk that a liability could be imposed on the Merged Group, with adverse consequences, if there is a failure to comply with environmental laws and regulations.

The costs of full compliance with the Electricity Safety (Network Assets) Regulations 1999 (Vic) and the Electricity Safety (Line Clearance) Regulations 2005 (Vic) may be a material issue for the Merged Group as a result of the ESC's Electricity Price Determination 2006-2010.

(d) Force majeure

The Merged Group's operations will be exposed to unplanned interruptions caused by catastrophic events such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and directors and are known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(e) Occupational health and safety

Under relevant legislation, the Merged Group will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose the Merged Group to penalties.

The Merged Group's business also gives rise to a risk of claims by customers and members of the community as a result of downed power lines, broken gas mains and other events caused by construction, operation and maintenance of distribution networks.

(f) Counterparties and contracts

The financial performance of the Merged Group will be partially dependent on the creditworthiness of counterparties and the performance of counterparties in relation to energy purchase and fuel supply arrangements and other material contracts. There is risk to the Merged Group that counterparties may be unable to meet their financial obligations resulting in reduced earnings and cash flows.

(g) Control

The Merged Group will have a number of investments in which it will have a non-controlling interest. While the Merged Group will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. In relation to AGL, this is especially the case with APT, LYP, AGL's 10% stake in the PNG Upstream Gas Project, ActewAGL and Elgas. In relation to Alinta, AGL understands from the Alinta Bidder's Statement that these include UED, Multinet, the Dampier to Bunbury Natural Gas Pipeline and AIH.

(h) Information technology

The Merged Group will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of the Merged Group's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL has developed contingency planning and disaster recovery capabilities designed to mitigate this risk, which it is anticipated will be applied by the Merged Group.

(i) Personnel

The Merged Group will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with the Merged Group. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(j) Industrial action

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt the Merged Group's ability to effectively use its assets and may adversely affect the supply of energy inputs and the demand for gas infrastructure and electricity generation.

(k) Native title impact

The existence or declaration of native title in land may affect the existing or future activities of the Merged Group and impact on the operational and financial performance of each company including compliance with a series of procedures and the payment of compensation to the native title holders.

(l) Financing related matters

Gearing

The Merged Group may rely on access to the capital markets for liquidity. The degree to which the Merged Group may be leveraged in the future could affect the ability of the Merged Group to service debt and other obligations, pay dividends to shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

The Merged Group's access to capital markets may be adversely impacted by a variety of factors, such as material adverse change in the business or a reduction in its credit ratings. The inability to raise capital on favourable terms could impact the Merged Group's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

Interest rates

The Merged Group will be exposed to adverse interest rate movements where funds are borrowed at a floating interest rate, particularly as revenues are largely determined by regulatory pricing decisions which incorporate the regulators' estimates of real interest rates.

Credit ratings

AGL currently has an investment grade long term corporate credit rating. A subsequent downgrade (including as a result of changes in operating performance, capital structure or refinancing) could reduce the Merged Group's capacity to access some sources of debt funding and result in higher interest costs.

Financing terms and covenants

The Merged Group will be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If the Merged Group's performance is materially below expectations, there is a risk that the Merged Group will not comply with its financial covenants.

(m) Agility and AAM

Each of Agility and AAM has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions.

Agility and AAM also have established policies, procedures and delegated authorities for establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact the margins of Agility or AAM.

There is the potential for Agility or AAM to be accountable for losses suffered by clients if they are found to be at fault in the provision of a service that resulted in that loss. This could have a material impact on the long term reputation of Agility or AAM (as the case may be) as well as having commercial implications.

To the extent that the above statements in this Section 6.3(m) relate to AAM, they are made based on AGL's understanding of AAM from the Alinta Bidder's Statement.

In addition, refer to the Alinta regulatory risk discussed in Section 6.4 below which is relevant to AAM.

6.4 Specific risk factors relating to the Alinta Group

(a) General

The prospectus for the offer of Alinta Shares dated 18 August 2000 and various public announcements by Alinta have informed Alinta Shareholders of risks inherent in an investment in Alinta Shares. In addition, the Alinta Bidder's Statement, a copy of which is available on Alinta's website (www.alinta.net.au), provides further details of risks inherent in an investment in Alinta Shares. If AGL acquires a significant interest in Alinta, it will be subject to those risks. Due to AGL's limited knowledge about the businesses of the Alinta Group (such knowledge being limited to public information about Alinta), additional risks may exist in relation to those businesses and the Alinta Group which are not known to AGL.

Some of the other risks relating to the Alinta Group which may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares correspond to the general risk factors which are set out in Sections 6.2 and 6.3 and to the specific risk factors in relation to the AGL Group which are set out in Sections 6.5 (including risks relating to the dependence of the Alinta Group on government policy and to the competitive environment in which the Alinta Group operates).

(b) Alinta regulatory risk

As described in Section 3.2, Alinta has partial ownership in and operates a number of regulated assets including a 34% interest in United Energy, a Victorian distribution network.

Distribution networks are subject to economic regulation by local regulators who set distribution prices which apply for regulatory periods of usually five years.

For example, the Essential Services Commission of Victoria (**ESC**) is empowered to set distribution tariffs for United Energy's network every five years and has recently done so. In setting distribution tariffs, the ESC's objective is to set tariffs that are based on the efficient costs of running the network. AGL understands that in United Energy's submissions to the ESC, United Energy included operating and maintenance charges that it pays to Alinta Network Services, a wholly owned subsidiary of Alinta and part of Alinta Asset Management. The ESC sought disclosure of Alinta Network Services' underlying costs of providing these services, but AGL understands that Alinta Network Services did not supply the details requested. Ultimately, the ESC disallowed $12.3 million of United Energy's proposed $85.6 million annual operating and maintenance costs. United Energy appealed the decision; however, the appeal was dismissed. United Energy is therefore likely to be incurring payments to Alinta Network Services that it is not able to recover from distribution tariffs in the amount of $12.3 million per year.

There is a risk that other regulators will adopt this regulatory approach in relation to other assets operated and managed by Alinta, including:

- Multinet, a gas distribution business in Victoria which Alinta operates and manages and in which it has a 20.1% interest. In Victoria, gas distribution pricing, like electricity distribution pricing, is regulated by the ESC; and
- AIH's pipelines, to the extent that they are regulated in the future.

There is therefore a risk that these regulated businesses will incur costs by paying fees to Alinta's subsidiaries that they cannot recover from regulated prices. This would lead to a reduction in Alinta's earnings flowing from its equity stake in those businesses. There is also a risk that relevant parties may seek to renegotiate the contractual arrangements under which Alinta provides operations and management services to those businesses.

6.5 Specific risks relating to the AGL Group

(a) Risks specific to Retail Energy

Retail competition

The majority of AGL's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as those of AGL. This may have an adverse impact on earnings as a result of customers transferring from AGL to other retailers, and/or the discount that may be offered by AGL to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in the residential and small commercial markets where AGL operates. Unseasonably warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, reducing any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL has price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices do not reflect the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL is responsible as a retailer of last resort in areas where it is the host retailer. Under this arrangement, AGL will be required to supply gas and electricity to a failed retailer's customers. These arrangements are monitored and reviewed by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social and specific industry conditions beyond the control of AGL. A general economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australians cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(b) Risks specific to the wholesale electricity business

Operations

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL. Some of these factors may be outside AGL's control and may lead to a requirement for unplanned capital expenditures and unexpected wholesale electricity purchases.

Rainfall and water levels

The level and timing of operation of AGL's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse gas emissions

A large proportion of AGL's electricity supply will consist of energy generated from coal sources, which produce relatively high carbon emissions. If an emissions trading scheme were introduced, additional operating costs may be imposed on coal fired generators, including LYA. A pass through to retail customers of higher costs of energy caused by higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale prices can vary significantly between half hour pricing intervals, and are influenced by many factors, including weather, customer behaviour, the competitive behaviour of retailers and generators, availability of supply, actions of the market operator and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL's retail customer portfolio and generation assets, impacting on revenue and costs.

(c) Risks specific to the wholesale gas business

Wholesale gas pricing

Long term gas supply arrangements generally have price reset clauses which provide the opportunity for parties to call price reviews at regular intervals over the term of the contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests exposes AGL to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.

Currency fluctuations

A proportion of AGL's revenues and expenses is and will in future years be sourced directly or indirectly from outside Australia, predominantly relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars. AGL hedges some of the net US dollar currency exposure from oil sales by borrowing in US dollars to fund the cost of the investment in the project; however, some level of currency exposure is unhedged.

Oil price

The PNG Upstream Gas Project exposes AGL to future oil pricing risks, resulting in potential earnings volatility. AGL has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG sovereignty

AGL's investment in the PNG Upstream Gas Project includes the acquisition of assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL's markets. These events are infrequent and their possible severity is mitigated by AGL's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand-side responses from large customers with whom contractual arrangements are in place.

(d) Risks specific to the infrastructure business

Regulatory matters

Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, AGL will make submissions to the regulator in relation to price movements for distribution services in relation to the NSW gas and Victorian electricity networks. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It follows that AGL's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, AGL will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect AGL's operational results.

Weather

Network tariffs are based on throughput volumes forecast at the time of regulatory reset. However, the quantity of gas and electricity transported through the networks may be affected by weather conditions among other things. For example, warmer than forecast winters or mild summers may result in reduced volumes of gas and electricity being sold which would adversely impact AGL's revenues and cash flow.

Demand

In addition to seasonal variability, the volume of gas and electricity transported for users of the networks is subject to a range of variables which will be outside the control of AGL, including economic conditions, government policy, availability of alternative fuels or energy sources, and specific industry conditions of energy consumers. From year to year, volumes may fluctuate depending on changes to these variables.

Supply availability

Supply disruptions which reduce the availability of gas or electricity may have a detrimental impact on the revenues and cash flow of AGL. Disruptions may occur as a result of problems at the energy source or in transmission infrastructure or can be caused by network failure.

Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina (from which it sources its gas supply). Gas Valpo has contracted supplies that will provide some protection of its position. However, political influences beyond the company's control create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions.

PNG Australian Pipeline Project

APC and the PNG Gas Producers have yet to finalise the FEED process. The outcome of FEED is by its nature uncertain and it may be that the conclusion as a result of this process is not to proceed with the development of the PNG Australian Pipeline Project. Section 1.2(g) contains a description of the PNG Australian Pipeline Project.

TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 4 April 2006, was drawn to $23.25 million.

Bypass

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline rather than purchasing access to the existing network or pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in limited circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes would adversely impact the Merged Group's revenues and cash flow.

6.6 Risks that arise from the Offer

(a) Acquisition of less than 100% of Alinta Shares

Although the Offer is conditional on AGL acquiring a relevant interest in more than 90% (by number) of Alinta Shares (thereby entitling it to compulsorily acquire all outstanding Alinta Shares and, subject to the requirements of the Corporations Act, other Alinta securities) and AGL has no present intention to waive this condition, it is possible that AGL will acquire less than 100% of Alinta Shares under the Offer. The impact on the Merged Group of AGL acquiring less than 100% of Alinta Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Alinta may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Alinta and to implement the intentions described in Sections 4.2 to 4.4, as the case may be.

If the 90% minimum acceptance condition is waived by AGL and, at the end of the Offer Period, AGL does not hold 80% or more of the Alinta Shares, if you accept the Offer and make a capital gain for Australian tax purposes from your disposal of Alinta Shares you will be unable to elect for a rollover of that capital gain. In these circumstances, you will be subject to CGT on the capital gain. CGT rollover relief for capital gains is discussed further in Section 7.

(b) Issue of AGL Shares as consideration

The consideration being offered to Alinta Shareholders under the AGL Offer is a specified number of AGL Shares. The market value of AGL Shares at the time at which they are received by Alinta Shareholders may vary from their market value on the date that Alinta Shareholders accept the Offer.

AGL will issue a significant number of AGL Shares to Alinta Shareholders who accept the Offer. Some Alinta Shareholders may not wish to retain the AGL Shares that they receive under the Offer and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of the AGL Shares which may have an adverse effect on the market price of the AGL Shares while any oversupply persists.

(c) ACCC

Any merger between AGL and Alinta would be likely to raise competition issues.

AGL considers that the draft undertakings it has offered to the ACCC address those issues, including through the Post-Bid Demerger. However, there is some residual risk that the ACCC may require further undertakings in order to provide clearance. AGL does not consider that any such further undertakings are likely to have significant commercial implications. Competition issues and the draft undertakings are discussed further in Section 8.2.

(d) Change in control

Alinta may be party to agreements that contain change of control or pre-emptive rights provisions that may be triggered if, following completion of the Offer, AGL acquires control of Alinta. The operation of these provisions could have adverse consequences for Alinta (such as the loss of major contracts or assets, increased costs or the need to renegotiate financings).

These provisions may be waived with the consent of the other party, and AGL may seek to obtain such waivers if it discovers that pre-emptive rights or change of control provisions affecting Alinta's assets or material contracts would be triggered on AGL obtaining control of Alinta.

(e) Synergies and risk

AGL has made certain assumptions regarding the costs and time involved in achieving the estimated synergies (refer to Sections 5.5(d)(ii)). It is possible that the actual costs incurred in achieving the synergies will be different to the estimated costs, having a consequential impact on the Merged Group's financial performance.

Possible synergies and efficiencies which may arise if AGL acquires all the Alinta Shares under the Offer are described in Section 5.5(d)(ii).

However, failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group.

(f) Forecasts

A number of financial and commercial assumptions about the Merged Group have been included in the preparation of the forecast financial information set out in Section 5. Factors which could alter the assumptions and have an impact on the achievability of these forecasts are set out in Section 5.

(g) Limited due diligence

In preparing the information on Alinta in the Bidder's Statement, including the pro forma forecast financial information, AGL has relied upon publicly available information. AGL has not had direct access to Alinta. AGL has not been able to verify the Alinta information included in this Bidder's Statement, and any inaccuracy in the Alinta information could adversely affect the anticipated results of operations of the Merged Group. As only limited due diligence was able to be carried out on Alinta from certain public documents, risks may exist of which AGL is unaware. If any material risks are known to the Alinta Directors, they will need to be disclosed in the target's statement to be issued by Alinta in response to this Bidder's Statement.

(h) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by AGL of a controlling interest in Alinta. This is a risk factor until any skills that are lost are adequately replaced.

(i) Minority shareholders in Alinta

If you do not accept the Offer and the Offer becomes unconditional, you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Alinta. In such a case, the liquidity of Alinta Shares may be materially diminished.

7 Taxation Implications

Greenwoods
& Freehills

24 April 2006

Doc no Greenwoods\003736902

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Offer for Alinta Limited
Australian Taxation Report

We have been instructed by The Australian Gas Light Company ("**AGL**") to prepare this taxation report for inclusion in the AGL Bidder's Statement in relation to the takeover bid (the "**Offer**") to holders of ordinary shares in Alinta Limited ("**Alinta**").

Alinta Shareholders who accept the Offer will transfer their Alinta Shares to AGL for consideration comprising AGL Shares.

This report contains a general outline of the Australian income tax, stamp duty and goods and services tax ("**GST**") implications for Alinta Shareholders who hold their Alinta Shares on capital account.

The report does not address the tax treatment for Alinta Shareholders who:

- hold their Alinta Shares on revenue account (eg, banks and share trading entities); or
- are participants in an Alinta employee share or option plan; or
- are not residents of Australia for income tax purposes and who either:
  - have used their Alinta Shares at any time in carrying on a business through a permanent establishment (eg, a branch) in Australia; or
  - beneficially owned, together with their associates, at least 10% by value of the shares in Alinta at any time during the 5 years before the time of the CGT event (see section 1.1 below) that happens when they dispose of their Alinta Shares under the Offer.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

If any Alinta Shareholder is a subsidiary member of a tax consolidated group, any reference to an Alinta Shareholder should be read as a reference to the head entity of that tax consolidated group and not the Alinta Shareholder.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Bidder's Statement.

This report is based on the provisions of the *Stamp Act 1921 (WA)*, *Duties Act 1997 (NSW)*, the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* (collectively, the "**Tax Act**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this letter.

1 Tax Consequences for Australian resident Alinta Shareholders who accept the Offer

This section 1 does not deal with the tax treatment of non-resident Alinta Shareholders. The CGT consequences for non-resident Alinta Shareholders are discussed in section 4 below.

1.1 Transfer of Alinta Shares

Each Alinta Shareholder who accepts the Offer will transfer their Alinta Shares to AGL. The transfer of Alinta Shares to AGL will be a capital gains tax ("**CGT**") event. Alinta Shareholders who are residents of Australia for income tax purposes will make:

- a capital gain if the capital proceeds for their Alinta Shares are greater than the cost base of their Alinta Shares - unless CGT roll-over relief applies (see section 1.2 below); or
- a capital loss if the reduced cost base of their Alinta Shares is greater than the capital proceeds for their Alinta Shares.

The capital proceeds for the Alinta Shares will be an amount equal to the market value of the AGL Shares. For these purposes, the market value of the AGL Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event will be the date on which the Alinta Shareholder accepts the Offer.

The cost base of Alinta Shares will generally include the Alinta Shareholders' original (or deemed) cost of acquisition.

1.2 Availability of CGT roll-over relief

In our view, provided that AGL becomes the owner of at least 80% of Alinta Shares[1], the conditions for CGT roll-over relief should be satisfied for Alinta Shareholders who accept the Offer. Accordingly, Alinta Shareholders who would

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[1] It is noted that the Offer is conditional on the Offer being accepted in respect of at least 90% of the Alinta Shares.

otherwise make a capital gain on transferring their Alinta Shares should be able to choose CGT roll-over relief.

However, if CGT roll-over relief is not chosen or is not available, the CGT consequences for Alinta Shareholders are explained in section 1.5 of this report.

AGL has applied or will apply to the ATO for a class ruling (the "**Class Ruling**") which is expected to confirm the availability of CGT roll-over relief for Alinta Shareholders who accept the Offer.

1.3 Effect of CGT roll-over relief

If CGT roll-over relief is available and an Alinta Shareholder chooses CGT roll-over relief (see section 1.4), then the capital gain arising on transfer of the Alinta Shares is effectively deferred until the subsequent disposal of the AGL Shares received. Specifically, the following consequences will arise:

- the capital gain realised on the transfer of the Alinta Shares is disregarded;
- the first element of the cost base of each AGL Share received under the arrangement will be equal to an amount which is reasonably attributable to the cost base of the Alinta Shares for which it was exchanged and for which roll-over was chosen. It is expected that the Class Ruling will set out a method which is acceptable to the ATO as a reasonable basis for attributing cost base; and
- the AGL Shares will be taken to have been acquired at the time the Alinta Shares were originally taken to have been acquired. This is relevant to the availability of the CGT discount concession on a subsequent disposal or other taxation event in relation to the AGL Shares (see section 3.3).

The consequences of subsequently disposing of the AGL Shares are explained in section 3 of this report.

1.4 How to choose CGT roll-over relief

Alinta Shareholders will generally need to choose CGT roll-over relief before lodging their income tax return for the income year in which the CGT event happens. For example, for Alinta Shareholders who do not have a substituted accounting period for tax purposes and who accept the Offer before 1 July 2006, this would be the tax return for the year ending 30 June 2006. The choice may be evidenced simply by excluding the capital gain, in respect of which CGT roll-over relief is chosen, from the Alinta Shareholder's tax return.

1.5 Consequences where no CGT roll-over relief

The CGT consequences for an Alinta Shareholder who makes a capital gain as a result of transferring their Alinta Shares pursuant to the Offer in circumstances where CGT roll-over relief is not available or not chosen will be as follows.

- The Alinta Shareholder's capital gains and capital losses for the income year are aggregated to determine whether they have a net capital gain or net capital loss:
  - any net capital gain for the year is included in assessable income and (subject to the comments below regarding the CGT discount concession) is subject to income tax at the Alinta Shareholder's marginal tax rate; and

- any net capital loss may not be deducted against other income for income tax purposes, but may generally be carried forward to offset against net capital gains of future income years. Specific capital loss carry forward limitation rules apply to Alinta Shareholders that are companies and trusts.

- Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their Alinta Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for Alinta Shareholders that are companies.
- Where the Alinta Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. Alinta Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

1.6 Should you choose CGT roll-over relief?

Whether an Alinta Shareholder should choose CGT roll-over relief is a matter to be decided having regard to all of the Alinta Shareholder's circumstances and may be influenced by factors both related and unrelated to income tax. Accordingly, this letter is not to be construed as providing a recommendation as to the most appropriate action for Alinta Shareholders. Instead, all Alinta Shareholders should obtain independent advice based on their own particular circumstances.

However, relevant tax-related considerations for Alinta Shareholders regarding whether to choose CGT roll-over relief may include:

- choosing CGT roll-over relief will generally benefit Alinta Shareholders who hold Alinta Shares with a low CGT cost base relative to the market value of AGL Shares received and Alinta Shareholders who intend to hold AGL Shares for an extended period of time; and
- Alinta Shareholders who have capital losses available, or minimal other assessable income in the relevant income year, may benefit from not choosing CGT roll-over relief.

2 Holding AGL Shares

2.1 Summary

Australian resident Shareholders will generally be taxable on:

- the amount of any dividend received from AGL, grossed-up for any franking credits attached to the dividend; and
- any capital gain arising from the subsequent disposal of an AGL Share (refer section 3 below).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

2.2 Dividends received from AGL

AGL will generally be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to AGL Shareholders.

Generally, an AGL Shareholder's assessable income will include the amount of any franking credits attached to dividends paid by AGL in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in an AGL Shareholder's assessable income, the AGL Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the AGL Shareholder must have held the AGL Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to an AGL Shareholder if the AGL Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity, the AGL Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the AGL Shareholder's dividends exceed the AGL Shareholder's tax liability for the income year (ie, where there are "excess franking credits").

Where the AGL Shareholder is a corporate shareholder, any franked dividends the AGL Shareholder receives will generally give rise to a franking credit in the AGL Shareholder's franking account.

3 Subsequent disposal of AGL Shares

Australian resident Alinta Shareholders who acquire AGL Shares under the Offer and who subsequently dispose of their AGL Shares in a normal on-market transaction will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares (see section 3.1); or
- a capital loss if the reduced cost base of their AGL Shares (see section 3.1) is greater than the capital proceeds for their AGL Shares.

AGL Shareholders may be eligible for the discount CGT concession in respect of a capital gain arising on the disposal of their AGL Shares (see section 3.3). The availability of the CGT discount concession will depend on the identity of the AGL Shareholder (ie, whether they are individuals, complying superannuation entities or trustees) and whether they acquired, or are taken to have acquired, their AGL Shares at least 12 months before the disposal (see section 3.2).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

3.1 Cost base/reduced cost base of AGL Shares

The precise cost base/reduced cost base of AGL Shares acquired under the Offer will depend on whether or not CGT roll-over relief was available, and was chosen.

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief was available and was chosen, the first element of the CGT cost base (and reduced cost base) of the AGL Shares received is equal to the cost base of the Alinta Shares transferred under the Offer.

(b) ***Where CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the CGT cost base of the AGL Shares received in exchange for those Alinta Shares should be the same as the amount of capital proceeds they receive for the transfer of their Alinta Shares (see section 1.1 above).

3.2 Acquisition time

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief is available and is chosen, the AGL Shares received under the Offer will be taken for CGT purposes to have the same acquisition date as Alinta Shares transferred to AGL. This will be important for determining whether the CGT discount concession is available where a capital gain is realised on a subsequent disposal of an AGL Share (see section 3.3).

(b) ***CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the AGL Shares acquired under the Offer will be treated as being acquired for CGT purposes on the date on which the Offer is accepted by an Alinta Shareholder. This means that such AGL Shares must be held for at least 12 months after that date in order to be eligible for the CGT discount concession (see section 3.3).

3.3 CGT discount concession

Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their AGL Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for AGL Shareholders that are companies.

Where the AGL Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. AGL Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

4 Tax Consequences for non-resident Alinta Shareholders who accept the Offer

Alinta Shareholders who are not residents of Australia for income tax purposes and to whom this taxation report applies (see the introduction to this taxation report) cannot make a taxable capital gain or loss from disposing of their Alinta Shares.

Non-resident Alinta Shareholders who are not Foreign Alinta Shareholders will not have their AGL Shares sold on their behalf immediately after the exchange. Such AGL Shareholders should obtain advice on the Australian tax consequences of a subsequent disposal of their AGL Shares that is specific to their personal circumstances at that time.

5 GST

No GST should be payable in respect of the transactions outlined above, including the disposal of the Alinta Shares and the acquisition of the AGL Shares pursuant to accepting the Offer.

There is likely to be an indirect GST cost for Alinta Shareholders in relation to GST charged on supplies related to the transactions outlined above (eg, legal and other adviser fees paid to obtain advice on whether to accept the Offer).

6 Stamp duty

Alinta Shareholders who accept the Offer will not be required to pay any stamp duty on the exchange of their Alinta Shares for AGL Shares under the Offer, or on a subsequent disposal of the AGL Shares acquired under the Offer, provided that AGL Shares are quoted on the ASX at that time.

7 Tax File Numbers

Former Alinta Shareholders may notify AGL of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the AGL Shares are held by the former Alinta Shareholder in the course of carrying on an enterprise). If a TFN or ABN notification is not provided to AGL, tax will be deducted from the unfranked component of dividends paid by AGL. The current rate of withholding will be 48.5% of the payment. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

❖ ❖ ❖

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

8 Other Relevant Information

8.1 ASIC modifications

AGL has relied on the modification to section 636(3) of the Corporations Act set out in ASIC Class Order 01/1543 "Takeover Bids" to include references to certain statements which are made or based on statements made in documents lodged with ASIC or ASX. Pursuant to this Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Bidder's Statement. As required by Class Order 01/1543, AGL will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to you and other Alinta Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), you may telephone the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

AGL has not obtained from ASIC any modifications of or exemptions from the Corporations Act in relation to the Bid. AGL may rely on class order relief granted by ASIC which applies generally to all persons, including AGL.

8.2 ACCC

Section 50 of the Trade Practices Act prohibits the acquisition of shares in the capital of a body corporate or the acquisition of the assets of a person if the acquisition would have the effect, or is likely to have the effect, of substantially lessening competition in a market.

The Offer is subject to a number of conditions being fulfilled or waived by AGL, including confirmation of ACCC non-intervention, clearance or authorisation. In particular, Section 9.8(a)(ii) provides that it is a condition of the Offer that before the end of the Offer Period, either:

- AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offer pursuant to section 50 of the Trade Practices Act; or
- AGL is granted clearance or authorisation to acquire Alinta Shares under the Offer by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

AGL has approached the ACCC seeking informal clearance in relation to the Offer.

AGL believes that the Offer, considered together with the subsequent Post-Bid Demerger as described in Section 4.3, should not raise any substantial competition concerns in Australia and will use all reasonable endeavours to ensure that ACCC clearance for the Offer (conditional on the Post-Bid Demerger as described in Section 4.3 or targeted divestiture as described in the ACCC Undertakings) is obtained as soon as possible.

AGL has provided draft undertakings under section 87B of the Trade Practices Act to the ACCC for consideration. The ACCC will take these undertakings into account in conducting public inquiries in relation to the Offer. The ACCC Undertakings are set out in Annexure G.

The ACCC Undertakings provide that AGL will use its best endeavours to implement the Post-Bid Demerger within nine months following the end of the Offer Period.

The ACCC Undertakings specify how certain gas transmission assets currently owned by and services currently provided by each of AGL and Alinta will be divided between

AGL/Alinta Energy (which is intended to be the holding company for the combined energy businesses of AGL and Alinta) and AGL/Alinta Infrastructure (which is intended to be the holding company for the combined infrastructure and services businesses of AGL and Alinta) as a result of the Post-Bid Demerger. The ACCC Undertakings also provide for a separation of AGL and Alinta's gas retail interests (to be owned and operated by AGL/Alinta Energy) from AGL and Alinta's gas distribution interests (to be owned and operated by AGL/Alinta Infrastructure) as a result of the Post-Bid Demerger. The actual allocation of assets between AGL/Alinta Energy and AGL/Alinta Infrastructure if the Post-Bid Demerger is implemented is set out in Annexure G.

In the event that the Post-Bid Demerger is not implemented within nine months following the end of the Offer Period, the ACCC Undertakings provide that AGL must use its best endeavours to divest the Divestment Businesses either by way of a trade sale or by undertaking an initial public offering of shares in a company whose businesses include or comprise the Divestment Businesses, in either case in accordance with the requirements of the ACCC Undertakings. A withdrawal or variation of those undertakings would require the consent of the ACCC. In order to avoid any concerns which the ACCC may have in relation to the Divestment Businesses being part of a merged entity prior to divestiture, the ACCC Undertakings also provide for these businesses to be managed and operated separately from certain other businesses which, if managed and operated together, may raise competition concerns. These hold separate obligations remain in force until the earliest to occur of the Post-Bid Demerger, the divestment of the Divestment Businesses or the ACCC advising AGL in writing that it does not have any concerns in relation to the merger of AGL and Alinta.

The proposed merger between AGL and Alinta would also raise issues under the cross-ownership provisions of the Victorian Electricity Industry Act. Those provisions prohibit certain acquisitions of parties with interests in Victorian electricity distribution businesses and interests in Victorian generation businesses unless approval has been obtained from the ACCC. If AGL obtains informal clearance from the ACCC in relation to the Offer, the requirements of the Victorian Electricity Industry Act will have been satisfied.

AGL also intends that Alinta's wholesale gas business in the Eastern states would form part of AGL/Alinta Infrastructure, or would be divested to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

8.3 Impact of Offer on the Original AGL Demerger

As announced by AGL on 14 March 2006, the Federal Court of Australia approved AGL's request to cancel the demerger scheme meeting which was to have been held on 27 March 2006, and the AGL Directors cancelled the general meeting which was to have been held on 27 March 2006. Accordingly, neither of those meetings took place.

Refer to Section 4.3 for information regarding AGL's intentions to propose the Post-Bid Demerger.

8.4 Offer extends to new Alinta Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the persons to whom information is to be sent in items 6 and 12 of section 633(1) of the Corporations Act is the Register Date (being [ ] 2006).

The Offer extends to persons who become registered, or entitled to be registered, as the holder of Alinta Shares during the Offer Period due to the conversion of, or exercise of rights attached to, securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue on the Register Date.

Sections 3.4(b) and 3.4(c) set out AGL's understanding, based on documents provided by Alinta to ASX, of the rights of the holders of Alinta RePS and Alinta Options respectively in relation to the Offer.

8.5 Broker commissions

AGL may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but it has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Alinta Shares held by retail shareholders who accept the Offer.

If a commission is offered, commission payments will not exceed 0.75% of the value of the consideration payable to a retail shareholder who accepts the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable only to brokers and will be subject to the condition that no part of the fee will be able to be passed on or paid to Alinta Shareholders.

It is AGL's intention that, if and when an offer of commission has been made to any broker by AGL, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

8.6 Foreign Alinta Shareholders

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares as consideration for the sale of Your Alinta Shares by reason of your acceptance of the Offer. However, if you accept the Offer, AGL will:

- arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for Section 9.10(a);
- cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and
- pay to you the proceeds of sale as determined under the proceeds of sale formula set out in Section 9.10(a)(v).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk to your address as shown on the Register at the Register Date. You will not be paid interest on the proceeds of sale, regardless of a delay in remitting these proceeds.

Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility or ineligibility of Foreign Alinta Shareholders to receive AGL Shares.

8.7 Regulatory and legal matters

AGL is not aware of any Alinta Shareholder who requires any approval referred to in Section 9.9(d) in order to receive any consideration under the Offer.

So far as AGL is aware, unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations 1959 (Cth), payments or transfers to, or for the order of, prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. Based on AGL's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of the Federal Republic of Yugoslavia; and
- ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation) and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the Charter of the United Nations (Sanctions-Afghanistan) Regulations 2001 (Cth) currently apply include a bin Laden entity and a Taliban entity (as those terms are defined in those regulations).

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families, and any entity owned or controlled by such persons.

8.8 No collateral benefits

Neither AGL nor any Associate of AGL has in the four months before the date of this Bidder's Statement given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

Neither AGL nor any Associate of AGL has during the period between the date of this Bidder's Statement and the date the first Offer is made under the Bid, given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

8.9 No escalation agreements

Neither AGL nor any Associate of AGL has entered into any escalation agreement in respect of Alinta Shares that is prohibited by section 622 of the Corporations Act.

8.10 Disclosure of interests of AGL Directors

(a) Interests in AGL Shares

The AGL Directors have relevant interests in the following AGL Shares at the date of this Bidder's Statement:

AGL Director	AGL Shares
Mr Mark Johnson	198,366
Mr Charles Allen AO	72,881

AGL Director	AGL Shares
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

(b) AGL Directors' interests in Alinta securities

No AGL Director has a relevant interest in Alinta Shares at the date of this Bidder's Statement other than Max Ould who holds 10,000 Alinta Shares.

No AGL Director has acquired or disposed of Alinta Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

AGL in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of AGL in any year at $1.5 million.

The AGL Board has determined that the following annual base fees (inclusive of superannuation guarantee contributions) are payable to individual non-executive directors of AGL:

- Mr Mark Johnson – $258,750;
- Mr Charles Allen AO – $115,000;
- Sir Ronald Brierley – $115,000;
- Mr David Craig – $115,000;
- Ms Carolyn Hewson – $115,000;
- Mr Max Ould – $115,000; and
- Mr Graham Reaney – $115,000.

In addition, non-executive AGL Directors (except for the Chairman of the AGL Board) receive fees in relation to each AGL Board committee on which they serve.

(d) Indemnity and insurance of AGL Directors

The AGL Constitution provides that AGL indemnifies, to the extent permitted by law, AGL Directors when acting in their capacity in respect of liability to third parties (other than Related Entities) when acting in good faith, and in respect of costs and expenses of successfully defending legal proceedings and ancillary matters.

AGL has also entered into deeds of access, indemnity and insurance with each AGL Director and has also paid insurance premiums under a contract insuring all AGL Directors against liabilities incurred in their capacity as a director of AGL.

8.11 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no:

- director or proposed director of AGL;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of AGL; or
- broker or underwriter to the issue of AGL Shares,

holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of AGL;
- property acquired or proposed to be acquired by AGL in connection with its formation or promotion, or the offer of AGL Shares under the Offer; or
- the offer of AGL Shares under the Offer.

8.12 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of AGL to induce them to become, or to qualify as, a director of AGL; or
- for services provided by any person referred to in Section 8.11 in connection with the formation or promotion of AGL or the offer of AGL Shares under the Offer.

Deloitte Corporate Finance Pty Limited has acted as Independent Reviewer of Directors' Forecasts. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Corporate Finance Pty Limited has also received other fees for advising AGL on other matters.

Deloitte Touche Tohmatsu has acted as Investigating Accountant to AGL. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Touche Tohmatsu has also received other fees for advising AGL on other matters and acting as its auditor.

Greenwoods & Freehills Pty Limited has acted as tax adviser to AGL in connection with the Offer. AGL has paid or agreed to pay up to $25,000 for these services to the date of this Bidder's Statement. AGL has also paid or agreed to pay Greenwoods & Freehills Pty Limited other fees for advising on other matters and AGL may pay or agree to pay it additional fees (based on agreed hourly rates) for tax advisory services provided in connection with the Offer after the date of this Bidder's Statement.

8.13 Consents

None of the parties referred to in this Section 8.13:

- has authorised or caused the issue of this Bidder's Statement;
- makes, or purports to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this Section 8.13, and

to the maximum extent permitted by law, each expressly disclaims and takes no responsibility for any part of this Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this Section 8.13.

Deloitte Corporate Finance Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as Independent Reviewer of Directors' Forecasts in the form and context in which it is named. Deloitte Corporate Finance Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Independent Review of Directors' Forecasts in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Deloitte Touche Tohmatsu has given and has not withdrawn its consent to be named in this Bidder's Statement as Investigating Accountant to AGL in the form and context in which it is named. Deloitte Touche Tohmatsu has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Greenwoods & Freehills Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as tax adviser to AGL in the form and context in which it is named. Greenwoods & Freehills Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of its opinion letter in Section 7 in the form and context in which it appears, and to the references to that opinion letter in the Bidder's Statement in the form and context in which they appear.

Link Market Services Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as the registry for the purposes of receiving acceptances under the Offer in the form and context in which it is named.

A copy of the relevant parts of reports and statements of third parties which have been lodged either with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to you and other Alinta Shareholders who request a copy during the Offer Period. Requests can be made by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made from within Australia), or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). As required by the Corporations Act, calls to these numbers will be recorded.

8.14 Expiry date

No AGL Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

8.15 No other material information

There is no other information that:

- is material to the making of the decision by a holder of Alinta Shares whether or not to accept the Offer; and
- which is known to AGL,

other than:

- as set out or referred to elsewhere in this Bidder's Statement; or
- information which it would be unreasonable to require AGL to disclose because the information has previously been disclosed to holders of Alinta Shares.

9 The Offer

9.1 Offer

(a) AGL offers to acquire from you on the terms and conditions of this Offer all of Your Alinta Shares together with all Rights attaching to them.

(b) This Offer extends to all Alinta Shares in respect of which you become registered or in respect of which you become entitled to be registered as the holder prior to the end of the Offer Period as a result of the conversion of, or the exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(c) Offers on terms and conditions identical to those contained in this Offer have been dispatched or will be dispatched to:

(i) all holders of Alinta Shares registered as such in the Register on the Register Date; and

(ii) any person who becomes registered as the holder of Alinta Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(d) This Offer is dated [ ] April 2006.

9.2 Consideration for the Offer

(a) Subject to the terms of this Offer, in particular Section 9.10, the consideration offered by AGL for the acquisition of all Your Alinta Shares is 0.564 AGL Shares for each Alinta Share.

(b) Subject to Section 9.2(c), if you would otherwise become entitled to a fraction of an AGL Share as a result of your acceptance of this Offer in addition to the number of whole AGL Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to 1 AGL Share.

(c) If AGL reasonably believes that any parcel or parcels of Alinta Shares has or have been created or manipulated to take advantage of the rounding provision in Section 9.2(b), then any fractional entitlement to an AGL Share arising in relation to that parcel, or those parcels, will be rounded down to the nearest whole number so that the entitlement to AGL Shares arising in relation to each parcel consists of the whole number of AGL Shares only and the fractional entitlement will be disregarded.

9.3 Offer Period

(a) Unless the Offer Period is extended or the Offer is withdrawn, in either case in accordance with the requirements of the Corporations Act, this Offer will remain open for acceptance by you during the period commencing on the date of this Offer and ending at 5:00pm Perth time/7:00pm Sydney time on [ ] (**Offer Period**).

(b) Subject to the Corporations Act, AGL may extend the Offer Period.

(c) In addition, if, within the last 7 days of the Offer Period:

(i) this Offer is varied to improve the consideration offered; or

(ii) AGL's voting power in Alinta increases to more than 50.1%,

then the Offer Period will be mandatorily extended in accordance with section 624(2) of the Corporations Act so that it ends 14 days after the relevant event.

9.4 Acceptance

(a) You may accept this Offer only in respect of all of Your Alinta Shares.

(b) Subject to Section 9.5, to accept this Offer in respect of Alinta Shares which, at the time of acceptance, are registered in your name in the issuer sponsored sub-register operated by Alinta (in which case Your Alinta Shares are not in a CHESS Holding and your Securityholder Reference Number will commence with "I"), you must **complete** and **sign** the Acceptance Form enclosed with this Offer (which forms part of this Offer) in accordance with the instructions on it and **return** it together with all other documents required by those instructions (if any) to:

BY MAIL: AGL Offer
C/- Link Market Services
Locked Bag A14
Sydney South NSW 1235;

BY FAX: +61 2 9287 0303; or

BY HAND: AGL Offer
C/- Link Market Services
Level 12, 680 George Street
Sydney NSW 2000,

so that it is **received** at an address specified above by no later than the end of the Offer Period. A reply paid envelope, which is valid if sent from within Australia, is enclosed for your use.

If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration under this Offer to which you are entitled until your original Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received at an address specified above.

(c) To accept this Offer in respect of Alinta Shares which, at the time of acceptance, are held by you in a CHESS Holding (in which case your Holder Identification Number will commence with "X"), you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with the ASTC Settlement Rules:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC

Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

I if you specify a time when or by which this Offer must be accepted, in *accordance with those instructions; or*

II otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete** and **sign** the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and **return** it (using the enclosed reply paid envelope, which is valid if sent from within Australia) together with all other documents required by those instructions to one of the addresses indicated on the Acceptance Form and as such authorise AGL to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. For return of the Acceptance Form to be an effective acceptance of the Offer under this Section 9.4(c)(ii)(B), it must be received by AGL in time for AGL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(d) To accept this Offer in respect of Alinta Shares in respect of which, at the time of acceptance, you are entitled to be registered but are not registered, you must **complete** and **sign** the Acceptance Form enclosed with this Offer in accordance with the instructions on it and **return** it together with all other documents required by those instructions to one of the addresses referred to in paragraph (b) so that it is received by no later than the end of the Offer Period.

(e) An acceptance of this Offer under Section 9.4(b), (c)(ii)(B) or (d) shall not be complete until the Acceptance Form, completed and signed in accordance with the instructions on it and all other documents required by those instructions, have been received at one of the addresses set out in Section 9.4(b). Notwithstanding the foregoing provisions of this Section 9.4, AGL may, in its absolute discretion, waive at any time prior to the end of the Offer Period all or any of the requirements specified in the Acceptance Form but payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved and such other documents as may be necessary to procure registration of the Alinta Shares have been lodged with AGL.

(f) *The transmission of the Acceptance Form and other documents is at your own risk.*

9.5 Entitlement to Offer

(a) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Alinta Shares (such an Alinta Share in this paragraph being called an **Entitlement Share**) then, in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person relating to the Entitlement Shares;

(ii) a corresponding Offer shall be deemed to have been made at that time to you relating to Your Alinta Shares other than the Entitlement Shares; and

(iii) this Offer shall be deemed immediately after that time to have been withdrawn.

(b) If at any time during the Offer Period and before the Offer is accepted, you hold Alinta Shares on trust for, as nominee for, or on account of, another person or persons, then a separate Offer shall be deemed, in accordance with section 653B(1)(b) of the Corporations Act, to have been made to you in relation to each parcel of Alinta Shares within Your Alinta Shares. An acceptance by you of the Offer in respect of any such distinct portion of Your Alinta Shares will be ineffective unless you have given AGL notice stating that Your Alinta Shares consist of separate parcels and your acceptance specifies the number of Alinta Shares in the distinct portions to which the acceptance relates. If Your Alinta Shares are in a CHESS Holding, the notice may be transmitted in an electronic form approved by the ASTC Settlement Rules. Otherwise, the notice must be given to AGL in writing.

(c) Beneficial owners whose AGL Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in having this Offer accepted in respect of the AGL Shares which they beneficially own.

9.6 Effect of acceptance

(a) By:

(i) completing, signing and returning an Acceptance Form in accordance with Section 9.4(b), (c)(ii)(B) or (d); or

(ii) causing this Offer to be accepted in accordance with the ASTC Settlement Rules if Your Alinta Shares are in a CHESS Holding,

you will, or will be deemed to, have:

(i) subject to section 650E of the Corporations Act and Section 9.5, irrevocably accepted this Offer in respect of all Your Alinta Shares;

(ii) subject to this Offer being declared free from the Defeating Conditions or such conditions being fulfilled, agreed to transfer Your Alinta Shares to AGL;

(iii) represented and warranted to AGL as a fundamental condition going to the root of the contract resulting from your acceptance of this Offer that, both at the time of acceptance of this Offer and at the time the transfer of Your Alinta Shares to AGL is registered, all of Your Alinta Shares are and will upon registration be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that you have full power and capacity (whether legal or equitable) to sell and transfer such Alinta Shares and that you have paid all amounts which at the time of acceptance have fallen due for payment in respect of those Alinta Shares;

(iv) authorised AGL (by any of its directors, officers, servants or agents), if necessary, to complete on the Acceptance Form correct details of Your Alinta Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer;

(v) irrevocably appointed AGL and each of its directors, secretaries and officers from time to time jointly and each of them severally as your true and lawful attorney, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, with power to exercise all powers and rights which you could lawfully exercise as the registered holder of Your Alinta Shares or in exercise of any right derived from the holding of Your Alinta Shares, including, without limiting the generality of the foregoing, requesting Alinta to register Your Alinta Shares in the name of AGL, attending and voting at any meeting of Alinta Shareholders, demanding a poll for any vote taken at or proposing or seconding any resolutions to be considered at any meeting of Alinta Shareholders, requisitioning any meeting of Alinta Shareholders, signing any forms, notices or instruments relating to Your Alinta Shares and doing all things incidental or ancillary to any of the foregoing. You will, or will be deemed to, have acknowledged and agreed that in exercising such powers the attorney may act in the interests of AGL as the intended registered holder of those Alinta Shares. This appointment, being given for valuable consideration to secure the interest acquired in Your Alinta Shares, is irrevocable and terminates upon registration of a transfer to AGL of Your Alinta Shares;

(vi) agreed, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, and in the absence of a prior waiver of this requirement by AGL, not to attend or vote in person at any meeting of Alinta Shareholders or to exercise or purport to exercise any of the powers conferred on AGL or its nominee in Section 9.6(a)(v);

(vii) irrevocably authorised and directed Alinta to pay to AGL or to account to AGL for all Rights, subject, however, to any such Rights received by AGL being accounted for by AGL to you in the event that this Offer is withdrawn or avoided;

(viii) except where Rights have been paid or accounted for under Section 9.6(a)(vii), irrevocably authorised AGL to deduct from the consideration payable in respect of Your Alinta Shares, the value of any Rights paid to you which, where the Rights take a non-cash form, will be the value of those Rights as reasonably assessed by the Chairman of ASX or his or her nominee. This may involve reducing the number of AGL Shares to which you would otherwise be entitled under this Offer;

(ix) if, at the time of acceptance of this Offer, Your Alinta Shares are in a CHESS Holding, with effect from the date that either this Offer or any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, irrevocably authorised AGL to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer Your Alinta Shares to AGL's takeover transferee holding. AGL shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(x) agreed to indemnify AGL in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Alinta Shares being registered by Alinta without production of your Holder Identification Number for Your Alinta Shares;

(xi) if you are a Foreign Alinta Shareholder, irrevocably appointed AGL as your agent to receive any notice, including a Financial Services Guide (if any) (and any update of that document), that the Nominee and/or its broker may provide under the Corporations Act. Any such document will be made available by AGL on AGL's website (www.agl.com.au);

(xii) represented and warranted to AGL that, unless you have notified it in accordance with Section 9.5(b), Your Alinta Shares do not consist of several parcels of Alinta Shares; and

(xiii) agreed to execute all such documents, transfers and assurances that may be necessary or desirable to convey Your Alinta Shares and any Rights to AGL.

(b) If Your Alinta Shares are in a CHESS Holding and you complete, sign and return the Acceptance Form in accordance with Section 9.4(c)(ii)(B) (which you are not bound, but are requested, to do), you will be deemed to have irrevocably authorised AGL and any of its directors, secretaries or officers to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Alinta Shares which are in a CHESS Holding, in accordance with Rule 14.14 of the ASTC Settlement Rules if you have not already done so; and

(ii) give any other instructions in relation to Your Alinta Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and that Controlling Participant.

9.7 Dividends and other entitlements

(a) AGL will be entitled to all Rights declared, paid, made, or which arise or accrue at or after the Announcement Date in respect of Alinta Shares that it acquires pursuant to this Offer.

(b) If any Rights are declared, paid, made or arise or accrue in cash after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been paid to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value of such Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

(c) If any non-cash Rights are issued or made or arise or accrue after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been issued to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value (as reasonably assessed by the Chairman of ASX or his or her nominee) of such non-cash Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

9.8 Defeating Conditions

(a) Subject to paragraph (b), this Offer and the contract resulting from the acceptance of this Offer (and each other Offer and each contract resulting from the acceptance thereof) are subject to the following conditions being fulfilled or waived by AGL:

(i) 90% minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

(ii) ACCC

Before the end of the Offer Period, either:

(A) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to section 50 of the Trade Practices Act; or

(B) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

(iii) Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in sub-paragraph (ii)), including (without limitation):

(A) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(B) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(iv) No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(A) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) no action or investigation is announced, commenced or threatened by any Public Authority; and

(C) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by this Bidder's Statement (including implementing the intentions expressed in this Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

(v) No material adverse change

Between the Announcement Date and the end of the Offer Period:

(A) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(B) no event, matter or thing, as described in sub-paragraph (A), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(vi) No material transactions

None of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

(A) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(B) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(C) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(D) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(E) Alinta or any subsidiary of Alinta amends its constitution or the terms of issue of any of its shares, options or other convertible securities;

(F) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(G) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(H) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (A) - (D) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(I) Alinta or any subsidiary of Alinta:

- creates or enters into an option in respect of; or
- does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (A) – (D) above; or

(J) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (A) – (I) above.

(vii) Market change condition

Before the end of the Offer Period the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

(viii) Change in control

(A) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

- any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;
- any such agreement or other instrument being terminated or modified;
- any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;
- the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or
- the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(B) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(C) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(ix) Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 Business Days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(C) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

(x) No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(A) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(B) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(C) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(E) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(F) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(G) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(H) Alinta or a subsidiary of Alinta resolving that it be wound up;

(I) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(J) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(K) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(L) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(M) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

(b) The Defeating Conditions are conditions subsequent. Further, each of the Defeating Conditions is a separate and distinct condition and shall not be taken to limit the meaning or effect of any other Defeating Condition. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell Your Alinta Shares resulting from your acceptance of this Offer coming into effect, but entitles AGL by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the provisions of the Corporations Act, AGL alone has the benefit of the Defeating Conditions and any breach or non-fulfilment of any such Defeating Conditions may be relied on only by AGL.

(d) The date specified for the giving of the notice referred to in section 630(3) of the Corporations Act as to the status of the Defeating Conditions is [ ] 2006, subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended in accordance with the Corporations Act.

(e) Subject to the Corporations Act, AGL may free the Offer and any contract resulting from acceptance of the Offer from all or any of the Defeating Conditions generally or in relation to a specific occurrence by giving notice in writing to Alinta and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the Defeating Conditions in Section 9.8(a)(x) – not later than three Business Days after the end of the Offer Period; and

(ii) in the case of the other Defeating Conditions – not less than seven days before the end of the Offer Period.

(f) If at the end of the Offer Period in respect of the Defeating Conditions:

(i) AGL has not declared this Offer and all other Offers made by AGL under the Bid and all contracts resulting from the acceptance of Offers to be free from the conditions; and

(ii) the conditions have not been fulfilled,

then all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from whose acceptance binding contracts have not yet resulted are void. In that event, AGL will, if you have accepted this Offer:

(iii) return at your risk your Acceptance Form together with all documents forwarded by you with that form to your address as shown in the Acceptance Form; or

(iv) if Your Alinta Shares are in a CHESS Holding, notify ASTC under the ASTC Settlement Rules that the contract resulting from your acceptance of the Offer is avoided.

9.9 Obligations of AGL

(a) Subject to this Section 9.9 and the Corporations Act, AGL will provide the consideration for Your Alinta Shares by the end of whichever of the following periods ends earlier:

(i) one month after the Offer is accepted or, if the Offer is subject to a Defeating Condition when accepted, within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period.

Under no circumstances will interest be paid on the consideration for Your Alinta Shares under this Offer, regardless of any delay in making payment or any extension of this Offer.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, AGL will provide the consideration in accordance with paragraph (a);

(ii) if that document is given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if the document is given after your acceptance and before the end of the Offer Period while the Offer is not subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the document is received; or

(B) 21 days after the end of the Offer Period; or

(iv) if that document is received after the end of the Offer Period, AGL will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, this Offer is still subject to a Defeating Condition that relates to a circumstance or event specified in Section 9.8(a)(xi), AGL will provide the consideration within 21 days after the Offer becomes, or is declared, unconditional.

(c) The obligation of AGL to allot and issue any AGL Shares to which you are entitled under this Offer will be satisfied:

(i) by AGL entering your name on the register of members of AGL; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the Register on the Register Date. If Your Alinta Shares are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the Register.

(d) If, at the time of acceptance of this Offer, or provision of any consideration under it, any authority or clearance of the Reserve Bank of Australia or of the ATO is required for you to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(i) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v) any law of Australia that would make it unlawful for AGL to provide the consideration payable under the Offers,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by AGL. Please refer to Section 8.7 for information as to whether this restriction applies to you.

9.10 Foreign Alinta Shareholders

(a) If you are a Foreign Alinta Shareholder, then unless AGL otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to issue you with AGL Shares on acceptance of the Offer; and

(ii) it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia and its external territories,

you will not be entitled to receive AGL Shares as the consideration for Your Alinta Shares by reason of your acceptance of the Offer and if you accept the Offer AGL will:

(iii) arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for this Section 9.10(a);

(iv) cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and

(v) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

- **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all AGL Shares under this Section 9.10(a) less brokerage and other sale expenses;
- **A** is the number of AGL Shares which AGL would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and
- **B** is the total number of AGL Shares issued to the Nominee under this Section 9.10(a).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk by pre-paid airmail to your address as shown on the Register on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(b) Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Foreign Alinta Shareholders to receive AGL Shares as set out in Section 9.10(a).

9.11 Official quotation of AGL Shares

(a) The consideration offered by AGL under the Offer comprises AGL Shares. The AGL Shares offered as consideration will be issued by AGL fully paid and will rank equally with existing AGL Shares from their date of issue.

(b) AGL has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the AGL Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

(d) AGL will make an application to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the AGL Shares to be issued as consideration under the Offer.

9.12 Withdrawal

(a) AGL may withdraw this Offer at any time with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent. Notice of any withdrawal will be given to ASX and Alinta and will comply with any other conditions imposed by ASIC.

(b) If AGL withdraws this Offer, any contract resulting from its acceptance will automatically be void.

9.13 Variation

AGL may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.14 Costs, taxes and GST

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of this Offer will be paid by AGL. No GST is payable as a consequence of the Offer.

9.15 Notices

(a) Any notices to be given by AGL to Alinta under the Bid may be given to Alinta by leaving them at, or sending them by pre-paid ordinary post to, the registered office of Alinta or by sending them by facsimile transmission to Alinta at its registered office.

(b) Any notices to be given to AGL by you or by Alinta under the Bid may be given to AGL by leaving them at or sending them by pre-paid ordinary post to AGL at one of the addresses referred to in Section 9.4(b).

(c) Any notices to be given by AGL to you under the Bid may be given to you by leaving them at or sending them by pre-paid ordinary post or if your address is outside Australia, by airmail, to your address as shown in the Register.

9.16 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in NSW.

10 Glossary and Interpretation

Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AAM or **Alinta Asset Management** means Alinta Network Services and National Power Services, together.

AASB 139 means Australian Accounting Standard AASB139 "Financial Instruments: Recognition and Measurement".

Adj means adjustments.

ACCC means the Australian Competition and Consumer Commission.

ACCC Undertakings means the draft undertakings under section 87B of the Trade Practices Act provided by AGL to ACCC and which are set out in Annexure G.

Acceptance Form means the form of acceptance of the Offer enclosed with this Offer and the Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of AGL.

ACT means Australian Capital Territory.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means The Australian Gas Light Company ABN 95 052 167 405.

AGL Board means the board of directors of AGL.

AGL Demerger Booklet means the demerger scheme booklet issued by AGL and dated 13 February 2006 in relation to the Original AGL Demerger.

AGL Director means a director of AGL.

AGL Energy means the current energy businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

AGL Group means AGL and its Related Entities as at the date of this Bidder's Statement.

AGL Infrastructure means the current infrastructure businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

AGL LTIP has the meaning given to that term in Annexure F.

AGL LTIP Rights has the meaning given to that term in Section 2.1(c).

AGL Management Share Plan has the meaning given to that term in Annexure F.

AGL Share Loan Plan has the meaning given to that term in Annexure F.

AGL Share Purchase Plan has the meaning given to that term in Annexure F.

AGL Share Reward Plan has the meaning given to that term in Annexure F.

AGL Shareholder means a person who is registered as the holder of AGL Shares.

AGL Shares means fully paid ordinary shares in AGL.

AGL/Alinta Energy means the company currently named AGL Energy Limited ACN 115 061 375 which (subject to the approval of AGL as its sole shareholder) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AGL/Alinta Energy Share means a fully paid ordinary share in AGL/Alinta Energy.

AGL/Alinta Infrastructure means the company currently named The Australian Gas Light Company ABN 95 052 167 405 which (subject to AGL Shareholder approval) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, the listed stapled security entity comprising Alinta Infrastructure Trust, Alinta Infrastructure Investment Trust and Alinta Infrastructure Limited.

Alinta means Alinta Limited ABN 40 087 857 001.

Alinta Bid means the Alinta Offers to acquire all of the AGL Shares, on the terms set out in the Alinta Bidder's Statement.

Alinta Bidder's Statement means the replacement bidder's statement dated 31 March 2006 given by Alinta GH to AGL under Part 6.5 of the Corporations Act which replaced the original bidder's statement given by Alinta GH to AGL dated 24 March 2006.

Alinta Board means the board of directors of Alinta.

Alinta DESP means the Alinta Deferred Employee Share Plan as described in Section 3.5.

Alinta Director means a director of Alinta.

Alinta Energy means the current energy businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned subsidiary of Alinta.

Alinta Group means Alinta and its Related Entities as at the date of this Bidder's Statement.

Alinta Infrastructure means the current infrastructure businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

Alinta Infrastructure Investment Trust means Alinta Infrastructure Investment Trust ARSN 115 766 179.

Alinta Infrastructure Limited means Alinta Infrastructure Limited ABN 63 108 311 100.

Alinta Infrastructure Trust means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta Network Services means Alinta Asset Management Pty Ltd ABN 52 104 352 650 (formerly called Alinta Network Services Pty Ltd).

Alinta Options means any options to acquire Alinta Shares that have been granted by Alinta to any employee or director of Alinta or any subsidiary of Alinta under any option plan established by Alinta, including the Alinta Executive Option Plan.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Shareholder means a person who is registered as the holder of Alinta Shares in the Register.

Alinta Shares means fully paid ordinary shares in Alinta.

Alinta Offer or **Alinta's Offer** means, as the context requires, the offer by Alinta GH for AGL Shares contained in Part E of the Alinta Bidder's Statement, or the off-market takeover bid constituted by that offer, and **Alinta Offers** means the several like offers which together constitute the Alinta Bid.

AlintaGas Networks means AlintaGas Networks Pty Ltd ABN 90 089 531 975 which owns a gas distribution network in Western Australia.

Announcement Date means 13 March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APS or **Alinta Power Services** means Alinta Power Services Pty Ltd ABN 16 108 664 151.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in section 12 of the Corporations Act.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

Bairnsdale Power Station means the 94 MW gas-fired power station located at Bairnsdale in Victoria.

BHP Billiton DRI Litigation means the proceedings commenced by Alinta DEWAP Pty Ltd ABN 78 058 070 698 against BHP Billiton Direct Produced Iron Pty Ltd and BHP Billiton Minerals Pty Ltd regarding interruptions in the supply of electricity to the HBI Plant in 2000 and 2001.

Bid means the Offers to acquire all of the Alinta Shares, on the terms set out in this Bidder's Statement.

Bid Period means the period between the date on which this Bidder's Statement was provided to Alinta and the end of the Offer Period (both inclusive).

Bidder's Statement means this document, being the bidder's statement of AGL under Part 6.5 of the Corporations Act relating to the Offer.

BOC means BOC Limited ABN 15 000 029 729.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Alinta Shares on the CHESS subregister of Alinta.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

CPI means Australian Consumer Price Index.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

Dampier to Bunbury Natural Gas Pipeline or **DBNGP** means the gas transmission pipeline that runs between Dampier and Bunbury in Western Australia.

Defeating Condition means each condition of the Offer set out in Section 9.8(a).

Divestment Businesses has the meaning given to that term in Section 4.4.

DPS means dividends per share.

Eastern Gas Pipeline means the gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

EBIT means profit from ordinary activities before finance costs and income tax expense.

EBITDA means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation.

Electricity Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Elgas means Elgas Ltd ABN 85 002 749 260.

Entitlement Share has the meaning given to that term in Section 9.5(a).

EPS means earnings per share.

ESC means the Essential Services Commission, established under the Essential Services Commission Act 2001 (Vic).

FEED means front end engineering and design.

Foreign Alinta Shareholder means an Alinta Shareholder whose address as shown in the Register is in a jurisdiction other than Australia or its external territories or the United States of America, unless AGL otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to an Alinta Shareholder in the relevant jurisdiction and to issue AGL Shares to such an Alinta Shareholder on the acceptance of the Offer, and that it is not unlawful for such an Alinta Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gas Corporation Act has the meaning given to that term in Section 4.2.

Gas Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile described in Section 1.2(k).

GL means gigalitres, a measure of water volume.

GL/a means GL per annum.

Glenbrook Power Station means the 112 MW cogeneration power station situated at Glenbrook, near Auckland, on New Zealand's North Island.

Goldfields Gas Pipeline means the natural gas transmission pipeline which transports gas from the Carnavon Basin to Kalgoorlie in the goldfields of Western Australia.

Great Energy Alliance Corporation means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ABN 70 002 945 655.

Holder Identification Number or **HIN** means the number used to identify an Alinta Shareholder on the CHESS subregister of Alinta.

IFRS means International Financial Reporting Standards.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure B.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ABN 19 003 833 127.

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Annexure A.

IPART means the Independent Pricing and Regulatory Tribunal (NSW).

Listing Rules means the listing rules of ASX as amended or varied from time to time.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

McConnell Dowell Litigation means the proceedings brought by McConnell Dowell Constructions (Aust) Pty Ltd ABN 71 002 929 017 against Alinta DTH Pty Ltd ABN 36 083 052 019 and Alinta DAO Pty Ltd ABN 17 083 050 319 regarding a dispute in relation to a pipeline construction project in Tasmania.

Merchant Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Merged Group means AGL and its Related Entities following AGL acquiring control of Alinta, including Alinta Group.

MRDC means the PNG company representing the interests of certain PNG landowners.

Multinet means the Multinet Gas Partnership, comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122, which owns a gas distribution network in Victoria.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

National Power Services means Alinta Asset Management (2) Pty Ltd ABN 82 073 613 733 (formerly called National Power Services Pty Ltd).

NEM means National Electricity Market.

Newman Power Station means the 105 MW rating gas-fired power station owned by AIH and located within the Mount Newman Joint Venture mining lease, adjacent to the Newman mining township in the Pilbara region of Western Australia.

NGC means NGC Holdings Limited, a company registered in New Zealand.

Nominee means a nominee to be appointed by AGL and approved by ASIC.

NRG Flinders means Flinders Osborne Trading Pty Ltd ACN 094 183 749.

NSW means New South Wales.

Offer, **AGL Offer** or **AGL's Offer** means, as the context requires, the offer for Alinta Shares contained in Section 9, or the off-market takeover bid constituted by that offer, and **Offers** means the several like offers which together constitute the Bid, as varied in accordance with the Corporations Act.

Offer Period means the period during which Offers will remain open for acceptance in accordance with Section 9.3.

Oil Search means Oil Search Limited ARBN 055 079 868.

Original AGL Demerger means the proposed demerger scheme which AGL announced on 31 October 2005 and which was detailed in the AGL Demerger Booklet.

PAT means profit after income tax expense.

Petronas means Petroliam Nasional Bhd, the Malaysian national petroleum company.

PJ means petajoules, being one million gigajoules. A measure of energy.

PJ/a means PJ per annum.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan and the AGL Management Share Plan, as the context requires.

Plan Participant means a participant in a Plan.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory (including delivery points on the Mt Isa to Ballera Gas Pipeline, the Moomba to Sydney Pipeline, Moomba to Adelaide Pipeline and Rockhampton to Wallumbilla Pipeline) to transport PNG gas to markets in Queensland, the Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil Exploration Limited and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Port Hedland Power Station means the 175 MW gas-fired power station owned by AIH consisting of five 35 MW units located at two individual sites in the Pilbara mining region of Western Australia.

Post-Bid Demerger means the intended demerger of the combined infrastructure and services businesses and combined energy businesses of AGL and Alinta following the completion of the Offer as further described in Section 4.3.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to the takeover bid the subject of this Bidder's Statement). It also includes any governor-in-council, minister of state or other government official and any self-regulatory organisation established under statute or any stock exchange.

QAL Litigation means the proceedings brought by Queensland Alumina Limited ABN 98 009 725 044 against Alinta DQP Pty Ltd ABN 97 083 050 284 and Alinta DEQP Pty Ltd ABN 70 083 050 104 in relation to alleged breaches of a gas transportation agreement in respect of the Queensland Gas Pipeline.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register means the register of Alinta Shareholders maintained by Alinta in accordance with the Corporations Act.

Register Date means the date to be specified by AGL by notice to Alinta under section 633(2) of the Corporations Act.

Related Entity means in relation to a person, any entity which is a subsidiary of that person or which is in an economic entity (as defined in any approved Australian Accounting Standard) that is controlled by that person.

Retail Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from or in respect of the Alinta Shares, whether directly or indirectly, including without limitation all rights to receive dividends (and any attaching franking credit), to receive or subscribe for shares, units, notes, options or other securities and to receive all other distributions or entitlements declared, paid, made or issued by Alinta or any subsidiary of Alinta after the Announcement Date.

Securityholder Reference Number or **SRN** means the number allocated by Alinta to identify an Alinta Shareholder on its issuer sponsored subregister.

Share Registry means Link Market Services Limited ABN 54 083 214 537.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point wind farm in South Australia, acquired by AGL in November 2005.

Sydney CSM Project has the meaning given to that term in Section 1.2(l).

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

S&P/ASX 50 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 200 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Takeover Transferee Holding means the CHESS Holding to which Alinta Shares are to be transferred pursuant to acceptances of the Offer.

Tasmanian Gas Pipeline means the subsea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

TEPCO means The Tokyo Electric Power Company, Incorporated.

TJ means terajoules. A measure of energy.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by ActewAGL.

United Energy or **UED** means United Energy Distribution Pty Limited ABN 70 064 651 029 which owns an electricity distribution network in Victoria.

US$ means the lawful currency of the United States of America.

VicHub Interconnect means the interconnect facility at Longford which allows gas to flow between the Tasmanian Gas Pipeline, the Eastern Gas Pipeline and the principal gas transmission system in Victoria.

Victorian Electricity Industry Act means Electricity Industry Act 2000 (Vic).

WA-Related Provisions has the meaning given to that term in Section 4.2.

WLPG means Alinta's Wesfarmers LPG contract.

Your Alinta Shares means, subject to Sections 9.5(a) and 9.5(b), the Alinta Shares in respect of which you are registered or entitled to be registered as holder in the Register at 9:00am on the Register Date and any new Alinta Shares of which you are registered or entitled to be registered as the holder in the Register from 9:00am on the Register Date to the end of the Offer Period as a result of the conversion of, or exercise of rights attached to securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue at 9:00am on the Register Date, and to which you are able to give good title at the time you accept the Offer during the Offer Period.

Interpretation

(a) Annexures to the Bidder's Statement form part of this Bidder's Statement.

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Bidder's Statement and in the Acceptance Form unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Bidder's Statement.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to Sections are to sections of this Bidder's Statement.

(f) References to paragraphs are references to paragraphs within the Section in which the reference to the paragraph is made.

(g) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.



(h) References to "dollars", "$" or "cents" are to Australian currency, unless stated otherwise.

11 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by all the directors of The Australian Gas Light Company.

Dated 24 April 2006.

Signed for and on behalf of The Australian Gas Light Company by:

Mark Johnson
Director

ANNEXURES

A – Investigating Accountant's Report

B – Independent Review of Directors' Forecasts

C – ASX announcements in relation to AGL since 30 June 2005

D – ASX announcements in relation to Alinta since 30 June 2005

E – Rights attaching to AGL Shares

F – Summary of AGL share and incentive plans

G – ACCC Undertakings

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

24 April 2006

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Deloitte Touche Tohmatsu has been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Bidder's Statement to be dated on or about 24 April 2006, and to be issued by AGL in respect of its proposed acquisition of Alinta Limited ("Alinta").

Expressions defined in the Bidder's Statement have the same meaning in this Report.

Historical Financial Information

Deloitte Touche Tohmatsu has been requested to prepare a report covering the AGL Group Pro forma Consolidated Historical Financial Information, the Alinta Group Pro forma Consolidated Historical Financial Information, the Pro forma Merged Group Historical Financial Information and the Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information described below and disclosed in the Bidder's Statement.

AGL Group Pro forma Consolidated Historical Financial Information

The AGL Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "AGL Group Pro forma Consolidated Historical Financial Information".

The AGL Group Pro forma Consolidated Historical Financial Information set out Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005 that were audited by Deloitte Touche Tohmatsu. The audit opinions issued by Deloitte Touche Tohmatsu to the members of AGL relating to those financial statements were unqualified.

Alinta Group Pro forma Consolidated Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the publicly available consolidated financial statements of Alinta and its controlled entities for the half years ended 30 June 2005 and 30 June 2004 and the financial years ended 31 December 2005 and 31 December 2004 ("the publicly available Alinta financial statements"). The financial information disclosed in the publicly available Alinta financial statements has been recalculated by AGL on a year ended 30 June 2005 and a half year ended 31 December 2005 basis, as described in Section 5.2 (b) of the Bidder's Statement, so as to align Alinta's financial year with that of AGL (30 June).

The Alinta Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of Alinta and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005; and
- The Pro forma Consolidated Historical Balance Sheet of Alinta and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Alinta Group Pro forma Consolidated Historical Financial Information".

The publicly available Alinta financial statements were audited or reviewed by Alinta's external auditor, an accounting firm other than Deloitte Touche Tohmatsu. These audits and reviews were carried out in accordance with Australian Auditing Standards and the corresponding audit opinions and review statements issued to the members of Alinta relating to those consolidated financial statements, were unqualified.

Pro forma Merged Group Historical Financial Information

The Pro forma Merged Group Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Merged Group Historical Income Statements and Pro forma Merged Group Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Merged Group Historical Balance Sheet as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Pro forma Merged Group Historical Financial Information".

The Pro forma Merged Group Historical Financial Information, has been compiled from the AGL Group Pro forma Consolidated Historical Financial Information and the Alinta Group Pro forma Consolidated Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.3; figures 4; 5 and 6 of the Bidder's Statement.

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, as set out in Section 5.4: figures 7 and 8 of the Bidder's Statement, comprises:

- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Income Statements and Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Balance Sheets as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.4: figures 7 and 8 of the Bidder's Statement,

together, the "Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information".

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, has been derived from the Pro forma Merged Group Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.4: figures 7 and 8 of the Bidder's Statement.

The AGL Directors are responsible for the preparation and presentation of the:

- AGL Group Pro forma Consolidated Historical Financial Information;
- Alinta Group Pro forma Consolidated Historical Financial Information;
- Pro forma Merged Group Historical Financial Information; and
- Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information;

including the determination of the Pro forma adjustments,

collectively, the "Pro forma Historical Financial Information".

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian equivalents to International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Scope

We have conducted our review of the Pro forma Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro forma Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the half year ended 31 December 2005, and the accounting policies adopted by Alinta as disclosed in the publicly available consolidated financial statements of Alinta for the year ended 31 December 2005; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro forma Historical Financial Information.

Limitations of scope in respect of Pro forma Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information has been extracted from publicly available financial information. The Directors have made various assumptions in order to present the Alinta Group Pro forma Consolidated Historical Financial Information, which have not been discussed with Alinta management or verified to supporting accounting records. Accordingly, our review of the Alinta Group Pro forma Consolidated Historical Financial Information is substantially less in scope than an audit or review examination of the underlying financial information from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived. We do not express any audit opinion, or review statement, in relation to the publicly available Alinta financial statements from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived.

As set out in Section 5.3 (f) of the Bidder's Statement the calculation of goodwill and the fair value of assets acquired by AGL on acquisition accounting of Alinta under AIFRS have been determined provisionally based on the limited publicly available financial information in respect of Alinta.

Review Statement

Based on our review, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information is not presented fairly in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the half year ended 31 December 2005.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2005 would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the proposed acquisition other than the preparation of this Report, the preparation of the Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants



Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 - Financial Services Guide

24 April 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to give general financial product advice in the form of a report to be provided to you in connection with AGL's Bidder's Statement in respect of the Company's offer to acquire all of the shares in Alinta Limited ("Alinta") ("the Proposed Acquisition of Alinta"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide general financial product advice in respect of:
  - debentures, stocks or bonds to be issued or proposed to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

How are we and our employees remunerated?

Our fees are usually determined on an hourly basis; however there may be a fixed amount or an amount derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $75,000.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility

The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

The Complaints Officer
Practice Protection Group
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
Fax: +61 3 9621 2291
Internet: http://www.fics.asn.au

If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
Fax: +61 2 9262 1512

Specific contact details for lodging a compliant with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf

Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

24 April 2006

Dear Directors

REVIEW OF DIRECTORS' FINANCIAL FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australian Gas Light Company ("AGL" or "the Company") for inclusion in a Bidder's Statement to be issued by the Company in respect of its proposed acquisition of Alinta Limited ("Alinta"). Deloitte Corporate Finance Pty Limited ("Deloitte") is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Scope of Report

The Directors are solely responsible for the preparation and presentation of the financial forecasts and the information contained therein, including the assumptions on which they are based.

Pro forma financial forecasts have been prepared for:

i) the Company and its controlled entities, including separate disclosure of AGL's energy and infrastructure businesses, for the years ending 30 June 2006 and 30 June 2007, as presented in section 5.5 (b) (i) of the Bidder's Statement;

ii) Alinta and its controlled entities, including separate disclosure of Alinta's energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (c) (i) of the Bidder's Statement; and

iii) the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i) of the Bidder's Statement;

collectively, the Financial Forecasts.



We have reviewed the Financial Forecasts together with the assumptions on which the Financial Forecasts are based as set out in sections 5.5 (b) (iv), 5.5 (c) (iii), and 5.5 (d) (ii) of the Bidder's Statement in order to give a statement thereon to the Directors of the Company.

Our review of the Financial Forecasts has been conducted in accordance with AUS 902 "Review of Financial Reports". Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Financial Forecasts and the evaluation of accounting policies used in the Financial Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Financial Forecasts, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Financial Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Bidder's Statement and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Financial Forecasts.

Directors' Financial Forecasts

The Financial Forecasts have been prepared by management and adopted by the Directors in order to provide a guide to the potential financial performance of the Company for the years ending 30 June 2006 and 30 June 2007, Alinta for the year ending 30 June 2007 and the Merged Group, including separate disclosure of the merged energy and infrastructure businesses for the year ending 30 June 2007. There is a considerable degree of subjective judgement involved in preparing Financial Forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Financial Forecasts have been prepared using assumptions summarised in the Bidder's Statement which are based on best-estimate assumptions relating to future events that Directors' expect to occur and actions that management expect to take.

As disclosed in section 5.5 (b) (iv), the forecast income statements assume that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Financial Forecasts as the Directors do not believe that they can be reliably estimated.

The sensitivity analysis set out in sections 5.5 (b) (v) and 5.5 (c) (iv) of the Bidder's Statement demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.



Limitations of Scope

The forecast financial information in respect of Alinta and Alinta's energy and infrastructure businesses is presented by the Directors of AGL for the year ending 30 June 2007 in section 5.5 (c) (i) of the Bidder's Statement. Alinta has a December financial year end and the financial information presented by Alinta in its Bidder's Statement is for the years ending 31 December 2006 and 31 December 2007. The Directors of AGL have therefore made a number of assumptions based on an analysis of historical seasonality of Alinta's results derived from publicly available information in converting this financial information into a pro forma financial forecast for the year ending 30 June 2007.

The pro forma forecast for the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (d) (i). of the Bidder's Statement includes certain cost synergies that the Directors reasonably expect to be able to achieve given their knowledge of the AGL business and their analysis of publicly available information concerning Alinta, as contained in the assumptions set out in section 5.5 (c) (iii).

The pro forma forecast for the Merged Group including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i). of the Bidder's Statement, also includes interest and taxation expense forecasts on the basis of publicly available information in respect of Alinta and the Directors' forecast of the likely debt structure of the businesses.

Neither the Directors of AGL nor Deloitte have had access to information concerning Alinta that is not publicly available. The forecast financial information of the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, as presented in section 5.5 (d) (i). of the Bidder's Statement should be considered in light of this limitation.

Review Statement

Subject to the limitations of scope described above, based on our review of the Financial Forecasts, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions which give rise to the Financial Forecasts, nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumptions, as set out in the Bidder's Statement, do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Actual financial performance is likely to be different from the Financial Forecasts since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Financial Forecasts will be achieved.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the proposed acquisition other than the preparation of this report, the preparation of the Investigating Accountant's Report, provision of financial due diligence and other related services in relation to



the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this Review of Directors' Forecasts report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Corporate Finance Pty Limited makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

Johan Duivenvoorde
Director

Annexure C - ASX announcements in relation to AGL since 30 June 2005

Date	Announcement
21-Apr-2006	AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
21-Apr-2006	Change of Director's Interest Notice
20-Apr-2006	ALN Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	ALN Bidder's Statement
13-Apr-2006	OSH: Adjustment of AGL Asset Sale Price
12-Apr-2006	ALN: Alinta Offer to Open
12-Apr-2006	SGL: Production/Sales & Exploration Report – March 2006
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	Letter to Shareholders
7-Apr-2006	Paul Anthony Commences as CEO
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	CUE: SE Gobe-13 Well begins drilling
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Becoming a substantial holder from AIH
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statements (1 of 3)
30-Mar-2006	AGL short listed for water recycling project
29-Mar-2006	ACCC undertakings for Alinta Offer
29-Mar-2006	ACCC undertakings for Alinta Offer
28-Mar-2006	OSH: First Production from SE Mananda
27-Mar-2006	*Change in substantial holding from ALN*
24-Mar-2006	AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	ALN: Alinta lodges Bidder's Statement
24-Mar-2006	ALN: Lodgement of Bidder's Statement
23-Mar-2006	Chairman's Letter to Shareholders
20-Mar-2006	Letter to Shareholders
20-Mar-2006	Update on Alinta's Bid for AGL
20-Mar-2006	AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
16-Mar-2006	Change of Directors Interest Notice x 6
14-Mar-2006	ALN: Letter to Shareholders re AGL Offer
14-Mar-2006	Federal Court approves request to cancel Demerger Meeting
13-Mar-2006	ALN: Board Rejects AGL Takeover Proposal
13-Mar-2006	ALN: AGL Merger Proposal
13-Mar-2006	AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	ALN: Alinta/AGL Merger Update
10-Mar-2006	Finalises Confidentiality Agreement with Alinta
9-Mar-2006	ALN Letter to Shareholders re AGL
8-Mar-2006	Letter to Shareholders
6-Mar-2006	SGL: 30% Increase in proven & probable reserves
3-Mar-2006	Final Directors Interest Notice
3-Mar-2006	AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
2-Mar-2006	SGL: Amendment to Announcement CGP on track to meet 14.5 PJ
2-Mar-2006	SGL:CGP on track to meet 14.5 PJ per yr AGL Supply Agreement
1-Mar-2006	ALN: Update - AGL
28-Feb-2006	2006 Half Year Financial Results
28-Feb-2006	Half Year Results Media Release
28-Feb-2006	Half Yearly Report/Half Year Accounts
24-Feb-2006	ALN: Progress of Preliminary Arrangements
24-Feb-2006	ASX Update - No formal proposal received

Date	Announcement
24-Feb-2006	Change in substantial holding from ALN
23-Feb-2006	ASX Update
23-Feb-2006	Ceasing to be a substantial holder
22-Feb-2006	ALN: Re Discussions with AGL
22-Feb-2006	Becoming a substantial holder from ALN
22-Feb-2006	Media Release: ASX Statement
22-Feb-2006	ALN: Reaches 19.9% Stake in AGL
21-Feb-2006	Statement re: Alinta Ltd
21-Feb-2006	ALN: Increases Stake in AGL to 12.9%
21-Feb-2006	ALN: Acq 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	ASX Statement
20-Feb-2006	Change in substantial holding
17-Feb-2006	AGL achieves financial close on PNG equity
17-Feb-2006	OSH: Completion of asset sale to AGL
16-Feb-2006	MFI: Moomba-Sydney Ethane Pipeline
13-Feb-2006	Scheme Booklet Analyst Presentation
13-Feb-2006	Scheme Booklet Attachments
13-Feb-2006	Scheme Booklet Detailed Information
13-Feb-2006	Scheme Booklet Overview
13-Feb-2006	AGL release demerger Scheme Booklet
9-Feb-2006	First PNG Gas Sales to NRG Flinders
3-Feb-2006	Demerger Proposal Update
2-Feb-2006	ALN: Market Speculation on Alinta's Interest in AGL
31-Jan-2006	To build Australia's largest wind farm
23-Jan-2006	Becoming a substantial holder
20-Jan-2006	CEO & Board Appointments for demerged companies
16-Jan-2006	Open Briefing AGL MD on Upstream PNG Deal
16-Jan-2006	Concludes $5 billion PNG Gas deals
16-Jan-2006	OSH: Early completion of AGL Transaction
29-Dec-2005	SG & AGL JV Convertible Notes Financing Arrangements
21-Dec-2005	Amends Gas Portfolio Arrangements
13-Dec-2005	Southern Hydro Investor Tour - Presentation
5-Dec-2005	MD Conference Presentation 5 December 2005
30-Nov-2005	Completes Southern Hydro acquisition
22-Nov-2005	Change of Directors Interest Notice x 6
15-Nov-2005	Completes Sydney Gas Joint Venture
15-Nov-2005	Media Release: AGL Plans NSW gas power site
15-Nov-2005	SGL: Completion of JV Arrangement with AGL
15-Nov-2005	UBS presentation AGL MD
14-Nov-2005	Loy Yang Power secures refinancing
7-Nov-2005	Change of Directors Interest Notice
2-Nov-2005	SGL: AGL Loan Facility
2-Nov-2005	SGL: Early Repayment of Chimaera Capital CUB Facility
31-Oct-2005	Final Share Buy-Back Notice
31-Oct-2005	Investor Presentation AGL demerger
31-Oct-2005	Chairman's Letter to Shareholders
31-Oct-2005	Open Briefing AGL MD on Southern Hydro Acquisition
31-Oct-2005	Open Briefing AGL Chairman on Demerger
31-Oct-2005	AGL acquires Southern Hydro
31-Oct-2005	AGL Demerger
27-Oct-2005	New gas power station for Townsville
21-Oct-2005	Final Directors Interest Notice
19-Oct-2005	Improved ESC decision on Victorian network
18-Oct-2005	AGL Second Sustainability Report 2005
18-Oct-2005	AGM Resolutions 2005
18-Oct-2005	AGL AGM Managing Director Presentation 2005
18-Oct-2005	2005 AGM Chairman's Address

Date	Announcement
14-Oct-2005	Daily Share Buy-Back Notice
13-Oct-2005	Daily Share Buy-Back Notice
12-Oct-2005	Daily Share Buy-Back Notice
11-Oct-2005	Daily Share Buy-Back Notice
7-Oct-2005	Ceasing to be a substantial holder
7-Oct-2005	Daily Share Buy-Back Notice
6-Oct-2005	OSH: Olympic Dam contract lapses - 6 October 2005
6-Oct-2005	Daily Share Buy-Back Notice
29-Sep-2005	Daily Share Buy-Back Notice
28-Sep-2005	Daily Share Buy-Back Notice
27-Sep-2005	Daily Share Buy-Back Notice
26-Sep-2005	Daily Share Buy-Back Notice
23-Sep-2005	Change of Directors Interest Notice x 8
23-Sep-2005	Daily Share Buy-Back Notice
22-Sep-2005	Daily Share Buy-Back Notice
21-Sep-2005	Daily Share Buy-Back Notice
20-Sep-2005	Daily Share Buy-Back Notice
19-Sep-2005	Daily Share Buy-Back Notice
16-Sep-2005	Daily Share Buy-Back Notice
15-Sep-2005	Daily Share Buy-Back Notice
14-Sep-2005	Share Registry Change of Address
14-Sep-2005	Change of Registered Address
14-Sep-2005	Proxy Form
14-Sep-2005	Notice of Annual General Meeting
14-Sep-2005	Full Financial Report 2005
14-Sep-2005	Concise Annual Report 2005
14-Sep-2005	Open Briefing AGL MD on SGL Transaction
14-Sep-2005	Form Joint Venture with Sydney Gas
14-Sep-2005	SGL: SGL & AGL form JV to develop Coal Seam Gas in NSW
25-Aug-2005	Full Year Financial Results Presentation
25-Aug-2005	12 months to 30 June 2005 Highlights
25-Aug-2005	Open Briefing AGL MD on FY05 Results
25-Aug-2005	Preliminary Final Report
22-Aug-2005	Notification of Annual General Meeting
17-Aug-2005	Appendix 3B
11-Aug-2005	AGL and Symex Agreement
11-Aug-2005	SYM: Energy agreement with AGL
3-Aug-2005	Ceasing to be a substantial holder
3-Aug-2005	Change in substantial holding
5-Jul-2005	Becoming a substantial holder for GAS
5-Jul-2005	Presentation - PNG Gas Agreements
5-Jul-2005	Open Briefing AGL MD on Northern Gas
5-Jul-2005	PNG Gas Equity Agreement
5-Jul-2005	OSH: New Gas Customer & Proposed Equity Sale to AGL
5-Jul-2005	Commits to PNG Gas
4-Jul-2005	Appendix 3B: New Issue Announcement

Annexure D - ASX announcements in relation to Alinta since 30 June 2005

Date	Announcement
21-Apr-2006	AGL: AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
20-Apr-2006	Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	Bidder's Statement for AGL
18-Apr-2006	Adjustment to minimum conversion number for RePS
12-Apr-2006	Alinta Offer to Open
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	AGL: Letter to Shareholders
7-Apr-2006	Appendix 3B
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	Change of Directors Interest Notice x 4
4-Apr-2006	Change of Directors Interest Notice x 6
4-Apr-2006	Appendix 3B
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Appendix 3B
31-Mar-2006	Appendix 3B
31-Mar-2006	Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (1 of 3)
30-Mar-2006	Appendix 3B
30-Mar-2006	Appendix 3B
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	Concise Annual Report/F/Y Financial Report/Notice of AGM
27-Mar-2006	Replacement Page 8 – Bidder's Statement
27-Mar-2006	Change in substantial holding for AGL
24-Mar-2006	AGL: AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	Alinta lodges Bidder's Statement
24-Mar-2006	Lodgement of Bidder's Statement
23-Mar-2006	Appendix 3B
20-Mar-2006	AGL: Update on Alinta's Bid for AGL
20-Mar-2006	AGL: AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
17-Mar-2006	Alinta DRP Price
14-Mar-2006	Letter to Shareholders re AGL Offer
13-Mar-2006	Board Rejects AGL Takeover Proposal
13-Mar-2006	AGL Merger Proposal
13-Mar-2006	AGL: AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	Alinta/AGL Merger Update
10-Mar-2006	AGL: Finalises Confidentiality Agreement with Alinta
9-Mar-2006	Letter to Shareholders re AGL
8-Mar-2006	Appendix 3B - Conversion of Options
7-Mar-2006	Appendix 3B
7-Mar-2006	Change of Directors Interest Notice x 6
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	AGL: AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
1-Mar-2006	News Release: Update - AGL
28-Feb-2006	Appendix 3B
28-Feb-2006	Appendix 3B
24-Feb-2006	Progress of Preliminary Arrangements
24-Feb-2006	AGL: ASX Update - No formal proposal received

Date	Announcement
24-Feb-2006	Change in substantial holding for AGL
23-Feb-2006	AGL: ASX Update
23-Feb-2006	Presentations to Analysts
23-Feb-2006	Preliminary Final Report/Full Year Accounts
22-Feb-2006	Discussions with AGL
22-Feb-2006	Becoming a substantial holder for AGL
22-Feb-2006	AGL Media Release: ASX Statement
22-Feb-2006	Reaches 19.9% Stake in AGL
21-Feb-2006	AGL - Statement re: Alinta Ltd
21-Feb-2006	Increases Stake in AGL to 12.9%
21-Feb-2006	Acquires 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	AGL: ASX Statement
20-Feb-2006	Trading Halt
20-Feb-2006	DBP Expansion
6-Feb-2006	Change of Directors Interest Notice
3-Feb-2006	Change of Directors Interest Notice x 5
3-Feb-2006	AGL: Demerger Proposal Update
2-Feb-2006	Market Speculation on Alinta's Interest in AGL
31-Jan-2006	Appendix 3B
23-Jan-2006	Ceasing to be a substantial holder
6-Jan-2006	Change of Directors Interest Notice x 5
4-Jan-2006	Becoming a substantial holder
3-Jan-2006	Appendix 3B
22-Dec-2005	Appendix 3B
20-Dec-2005	SLD: Licence Agreement & Contracting Investment
19-Dec-2005	Open Briefing Alinta Earnings & General Update
9-Dec-2005	Change of Chairman of the Board
6-Dec-2005	Change of Directors Interest Notice x 5
5-Dec-2005	Ceasing to be a substantial holder
2-Dec-2005	Appendix 3B
1-Dec-2005	Appendix 3B: Issue of Options
29-Nov-2005	Becoming a substantial holder
25-Nov-2005	Ceasing to be a substantial holder
24-Nov-2005	DUE: Dampier to Bunbury Natural Gas Pipeline
24-Nov-2005	DBP Announcement to Stage 5 Expansion
17-Nov-2005	Awarding of $110m contract for gas turbines
14-Nov-2005	Presentation to UBS Utilities Conference
8-Nov-2005	Change of Directors Interest Notice x 5
2-Nov-2005	Appendix 3B - Conversion of Reset Preference Shares
31-Oct-2005	Retirement and Appointment of Company Secretary
10-Oct-2005	Change in substantial holding
7-Oct-2005	Appendix 3B
5-Oct-2005	Becoming a substantial holder for AIH
4-Oct-2005	Change of Directors Interest Notice x 5
4-Oct-2005	Change of Directors Interest Notice x 5
3-Oct-2005	Appendix 3B
30-Sep-2005	Appendix 3B
30-Sep-2005	Open Briefing: Alinta CEO on Earnings & AIH Update
30-Sep-2005	Half Year Report to Shareholders
28-Sep-2005	Appendix 3B - Issue of Shares on Conversion of Options
27-Sep-2005	Appendix 3B
27-Sep-2005	Change of Directors Interest Notice
20-Sep-2005	Appendix 3B
19-Sep-2005	AIH Offer to Close Early
16-Sep-2005	Appendix 3B
14-Sep-2005	News Release: DRP Price
14-Sep-2005	Appendix 3B - Conversion of Options

Date	Announcement
14-Sep-2005	AOE: Media Release re Daandine Power Generation Project
14-Sep-2005	AOE: Daandine Power Generation Agreement
12-Sep-2005	Alinta go-ahead for Wagerup Stage 1 Cogeneration Project
12-Sep-2005	Appendices 3B & 3Y - Issue of Shares on Conversion of Options
9-Sep-2005	Appendix 3B
8-Sep-2005	Appendix 3B - Conversion of Options
2-Sep-2005	Appendix 3B
2-Sep-2005	Change of Directors Interest Notice
1-Sep-2005	Change of Directors Interest Notice x 5
1-Sep-2005	Appendix 3B
1-Sep-2005	Letter to Shareholders - Alinta Infrastructure Holdings
30-Aug-2005	Appendix 3B
29-Aug-2005	AIH Offer Document Lodged with ASIC
26-Aug-2005	AIH Priced at Top of Range
25-Aug-2005	Appendix 3B
17-Aug-2005	Half Year Result Presentation
17-Aug-2005	Half Yearly Report & Accounts
17-Aug-2005	IPO of Alinta Infrastructure Holdings
10-Aug-2005	Final Approval of AlintaGas Networks Access Arrangement
5-Aug-2005	Evaluation of ownership structure of former Duke assets
4-Aug-2005	Change of Directors Interest Notice x 5
29-Jul-2005	Appendix 3B - Conversion of RePS
29-Jul-2005	Appendix 3B
25-Jul-2005	Appendix 3B
18-Jul-2005	Appointment of Non-Executive Director/Initial Directors Interest Notice
12-Jul-2005	Final Decision on AGN Distribution System
6-Jul-2005	Change of Directors Interest Notice x 5
1-Jul-2005	Wesfarmers LPG & Cogeneration Unit 1 Update

Annexure E – Rights attaching to AGL Shares

Set out below is a summary of the rights attaching to AGL Shares. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Shareholders, which can involve complex questions of law arising from the interaction of the AGL Constitution and statutory, common law and Listing Rule requirements.

The AGL Constitution is available on the AGL website at www.agl.com.au. A copy of the AGL Constitution may also be obtained by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or + 61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

Issue of AGL Shares

Subject to the AGL Constitution, the Corporations Act and the Listing Rules, the AGL Directors may issue and allot, or otherwise dispose of AGL Shares or grant options over unissued AGL Shares, on terms and at a price determined by the AGL Directors. The AGL Directors may issue or allot AGL Shares to AGL Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the AGL Directors may determine.

The AGL Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the AGL Directors determine, including shares which are liable to be redeemed, are convertible to ordinary shares or carry preferential rights as to dividends (which may be cumulative).

Small parcels

Consistent with the Listing Rules, AGL may give notice to AGL Shareholders who hold 'small parcels' of AGL Shares setting out AGL's intention to sell those shares on behalf of the AGL Shareholder and distribute the net proceeds to the AGL Shareholder. The AGL Directors have the discretion to specify the amount of AGL Shares which will be considered to be a small parcel subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the AGL Shareholder can notify AGL that they wish to retain the AGL Shares. AGL will not sell the AGL Shares of those AGL Shareholders who notify AGL that they wish to retain their AGL Shares.

Transfer of AGL Shares

AGL Shares may be transferred by AGL Shareholders without restriction, subject to the absolute discretion of the AGL Directors to refuse to register any transfer of AGL Shares or other securities where permitted by the Listing Rules. Where the AGL Directors have refused to register a transfer of AGL Shares, AGL must, within five Business Days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

Proportional takeover approval provisions

If a proportional takeover bid is made, the AGL Directors must hold a meeting of members of the class of shares the subject of the bid, to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the AGL Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the AGL Constitution becomes the constitution of AGL, but may be renewed by a resolution of the AGL Shareholders.

General meeting

One AGL Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The AGL Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by AGL Shareholders under the Corporations Act.

Notice of general meetings must be given to every AGL Shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of AGL Shareholders is 15 AGL Shareholders present in person or by proxy, entitled to vote and together holding not fewer than 50,000 AGL Shares.

Chairman

The Chairman or, in his or her absence, another AGL Director, appointed by the AGL Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

Voting

Generally, on a show of hands, each AGL Shareholder has one vote. On a poll, each AGL Shareholder has:

- one vote for each fully paid AGL Share; and
- for each partly paid AGL Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the AGL Share. Amounts paid in advance of calls are not taken into account.

If two or more joint AGL Shareholders purport to vote, only the vote of the joint AGL Shareholder whose name appears first in AGL's members register will be accepted.

AGL Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five AGL Shareholders entitled to vote, or by an AGL Shareholder or AGL Shareholders with at least 5% of the vote.

AGL Directors

The business of AGL is to be managed under the direction of the AGL Board.

Until AGL Shareholders determine otherwise, the number of AGL Directors must not be less than three or more than 10.

Nominations to the position of AGL Director (other than AGL Directors standing for re-election) must be received at least 35 Business Days before the relevant general meeting.

AGL Directors' share qualification

To be eligible to hold the office of AGL Director, a person must hold at least 2,000 AGL Shares in their own name from the time they are nominated to the office of AGL Director until they are elected or appointed as an AGL Director, and must continue to hold that AGL Share qualification so long as they continue to hold that office.

Retirement of AGL Directors

At each annual general meeting, one third of the AGL Directors other than the Managing Director must retire from office. The AGL Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each AGL Director other than the Managing Director must retire from office at the close of the third annual general meeting following the AGL Director's last election, and that AGL Director is eligible for re-election at that meeting.

Remuneration of AGL Directors

Subject to the Listing Rules, the non-executive AGL Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by the AGL Shareholders in general meeting. Presently, that amount is $1.5 million per annum. Non-executive AGL Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors are set out in Section 8.10(c).

The AGL Board may fix the remuneration of an executive AGL Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

Dividends

The AGL Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all fully paid AGL Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid AGL Shares are entitled to participate fractionally.

The AGL Directors may deduct from any dividend payable to an AGL Shareholder any amount that the AGL Shareholder owes to AGL on account of calls or otherwise in relation to the AGL Shares held by the AGL Shareholder.

Winding up

If AGL is wound up, all AGL Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of AGL, distribute AGL's assets (in kind) among the Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of AGL Shareholders (but the liquidator may not require an AGL Shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL indemnifies every past and present director, secretary and executive officer of AGL against:

- *any liabilities (other than for legal costs); and*
- reasonable legal costs incurred in defending an action for liability incurred by them as such an officer of AGL.

Amendments to the AGL Constitution

Amendments to the AGL Constitution will require a special resolution of AGL Shareholders under the Corporations Act (at least 75% of votes cast on the resolution being in favour of the resolution).

Annexure F – Summary of AGL share and incentive plans

(a) AGL Share Reward Plan

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 435,678 AGL Reward Plan Shares on issue to 2,221 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition and the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(b) AGL Share Purchase Plan

Under the AGL Share Purchase Plan, eligible employees, including AGL Directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

AGL Shares acquired under the AGL Share Purchase Plan (**AGL Purchase Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 570,796 AGL Purchase Plan Shares on issue to 95 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements Plan Participants would otherwise have received for the purposes of funding the acquisition on market or the subscription at market value of AGL Purchase Plan Shares.

Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(c) AGL LTIP

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and transparent performance by AGL in the long term.

Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

AGL LTIP Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration (**AGL LTIP Rights**). The cost of acquiring the shares is paid by AGL. Prior to vesting, AGL LTIP Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 19 April 2006, there were 816,678 unvested AGL LTIP Rights on issue to 108 Plan Participants.

Terms of issue

No allocation of AGL LTIP Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.

Vesting

AGL LTIP Rights will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When AGL LTIP Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those AGL LTIP Rights.

Lapse of AGL LTIP Rights

All AGL LTIP Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before AGL LTIP Rights have vested in any other circumstance, all AGL LTIP Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

Administration

The AGL Board supervises the administration of the AGL LTIP.

Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(d) AGL Share Loan Plan

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees included full-time or permanent part-time employees (other than directors) of AGL companies who have attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan (**AGL Loan Plan Shares**) are registered in the name of the trustee of the Plan but beneficially owned by the Plan Participants. As at 19 April 2006, the trustee held 1,082,900 AGL Loan Plan Shares for the benefit of 45 Plan Participants.

Payment of issue price

AGL made loans (**Plan Loans**) to Plan Participants who authorised and directed AGL to pay the amount of the Plan Loan to the trustee of the Plan for the purposes of the trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares were subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 19 April 2006, outstanding Plan Loans totalled $6,886,343.

Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earliest of 3 years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares were issued at a discount to market value, the Plan Participant may direct the trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the trustee to sell the shares.

Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of his or her death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

(e) AGL Management Share Plan

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan (**AGL Management Plan Shares**) are registered in the names of and beneficially owned by Plan Participants. As at 19 April 2006, there were 54,550 AGL Management Plan Shares on issue to 10 Plan Participants.

Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan (**Management Plan Loan**) to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable:

- within one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of his or her AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or

- within one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

As at 19 April 2006, outstanding Management Plan Loans totalled $133,646.

Restrictions on disposal

AGL Management Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell his or her AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;

- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and

- AGL Management Plan Shares may be transmitted in accordance with the AGL Constitution upon the death of the Plan Participant.

Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

Voting, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (AGL) announced an offer to merge with Alinta Limited (Alinta), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (Bid). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (Commission). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

Combined Infrastructure Business Transmission Interests means the interests referred to in clause 6.

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

Divestment Businesses has the meaning given to it in clause 20.

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1. These Undertakings commence upon completion of the Transaction.

Demerger

2. The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3. The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4. The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

    (a) PNG Australia Pipeline Project (AGL's 50% interest);

    (b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

(i) Moomba to Sydney Pipeline;

(ii) Goldfields Gas Pipeline;

(iii) Parmelia Pipeline;

(iv) Carpentaria Gas Pipeline;

(v) Roma to Brisbane Pipeline;

(vi) Midwest Pipeline; and

(vii) Amadeus to Darwin Pipeline

(**Agility-APT Service Contracts**)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

(i) the Mondarra gas storage facility in WA; and

(ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)

NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

   (a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

   (b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

   (c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

   (d) Alinta's 20% interest in AIH which in turn owns:

      (i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

      (ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7. The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

   (a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail, and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9. The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to ActewAGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to ActewAGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11. The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12. The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13. The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14. The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15. Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16. The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

    (a) take all steps necessary to preserve the Divestment Businesses as a viable going concern including not proposing or consenting to any sale or transfer of the assets of APT identified in clause 5(d) above to any Related Body Corporate of AGL or Alinta or the Merged Entity;

    (b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of the Combined Infrastructure Business Transmission Interests;

    (c) ensure that the management of the Divestment Businesses operate those businesses independently of the Combined Infrastructure Business Transmission Interests and in particular, empower them independently to:

        (i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

        (ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

        (iii) maintain all current contracts and agreements of the Divestment Businesses;

    (d) subject to clause 17 below, take all steps necessary to:

        (i) keep the books and records of the Divestment Businesses separate from those of the operations of the Combined Infrastructure Business Transmission Interests;

        (ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of the Combined Infrastructure Business Transmission Interests from the Divestment Businesses; and

        (iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

    (e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17. The Merged Entity is entitled to receive and use:

    (a) all publicly available information;

    (b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

    (c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

    (d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18. The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19. The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

Divestiture

20. The Merged Entity undertakes that if by the Trigger Date the Demerger has not been implemented , it will, in accordance with the sale process outlined in clauses 21 to 42 below, use its best endeavours to divest the following businesses:

    (a) the 30% interest in APT; and

    (b) the Agility-APT Service Contracts and sufficient assets and capability from Agility to operate and service these contracts,

    (**Divestment Businesses**, with each of (a) and (b) above constituting a **Divestment Business**)

    either by:

    (c) a sale to an Approved Purchaser (**Trade Sale**); or

    (d) an initial public offering of shares in an entity that owns assets which include the Divestment Businesses (**IPO**).

Trade Sale – Invitation to Tender

21. If the Merged Entity wishes to pursue a Trade Sale, the Merged Entity will, within 45 days after the Trigger Date, invite offers to purchase each of the Divestment Businesses by:

(a) sending notices to prospective purchasers identified by the Merged Entity; and

(b) publishing details of the invitation to tender in appropriate publications, notifying prospective purchasers that the relevant Divestment Businesses will be offered for sale and requesting registration of expressions of interest in one or more of the Divestment Businesses within 30 days of the date of despatch of the notices. The Merged Entity will provide to the Commission, within 5 Business Days of despatch, copies of the notices and invitation together with the list of addressees.

22. The Merged Entity will use its best efforts to sell the Divestment Businesses pursuant to clause 21 above to Approved Purchasers within 9 months from the Trigger Date (**Initial Sale Period**).

IPO

23. If the Merged Entity wishes to pursue the IPO, it must use its best efforts to ensure that if the IPO is implemented it is completed within the Initial Sale Period.

Sale consents

24. Without affecting the Merged Entity's obligations to divest the Divestment Businesses, the sale and/or assignment of any assets, licences, permits or approvals used by, or in, the Divestment Businesses at the date of these Undertakings that are leased or subject to third party consent upon a change of control or transfer of the business will be subject in each case to the Merged Entity obtaining the relevant written consent of the lessor or third party to the continuation of the use, after the sale of such business in accordance with this Undertaking, of such asset, licence, permit or approval (including the transfer, assignment or novation of such instrument if appropriate) by the Divestment Business, on no less favourable terms than enjoyed by the Divestment Business at the date of this Undertaking (**Third Party Consents**).

25. The Merged Entity must:

(a) use its best endeavours excluding, for the avoidance of doubt, the payment of money, to procure all Third Party Consents as soon as practicable after the execution of a binding agreement in relation to the Trade Sale;

(b) comply with all reasonable requirements necessary to obtain all Third Party Consents including providing necessary information promptly to the lessor or third party; and

(c) act in good faith in its negotiations to obtain all Third Party Consents.

26. If the Merged Entity is unable to procure any necessary Third Party Consent to a sale within 90 days after the execution of the binding agreement referred to in clause 25(a) above (or such further time as the Commission may agree) and the proposed purchaser does not waive any requirement for Third Party Consents, the Merged Entity must nominate an alternative Proposed Approved Purchaser who may be acceptable to the lessor or third party concerned and comply again with clause 22.

Appointment of Proposed Agent

27. If at the expiration of the Initial Sale Period, any of the Divestment Businesses have not been sold either by way of the Trade Sale or as part of the businesses of the

entity the subject of the IPO (**Unsold Divestment Businesses**) the Merged Entity must within 10 Business Days of the end of such period, identify a person as a prospective sales agent for each Unsold Divestment Business (**Proposed Agent**).

28. The Proposed Agent must in each case be a person that is independent of the Merged Entity and has the qualifications and experience necessary to effect the sale of the relevant Unsold Divestment Business.

29. The Merged Entity will advise the Commission in writing within 5 Business Days of the Merged Entity selecting each Proposed Agent, of the identity of the Proposed Agent together with such information that the Commission reasonably requires to assess whether the Proposed Agent satisfies the criteria set out in clause 28.

30. If, within 5 Business Days of receipt of the information from the Merged Entity referred to in clause 29 (or such further period as the Commission and the Merged Entity may agree):

    (a) the Commission does not object to the Proposed Agent, the Merged Entity will appoint the Proposed Agent as soon as practicable thereafter and forward to the Commission a copy of the executed terms of appointment of the Proposed Agent; or

    (b) the Commission does object to the Proposed Agent, the Merged Entity must either (at the Commission's election):

        (i) identify an alternative prospective sales agent for the Unsold Divestment Businesses for consideration by the Commission pursuant to this clause; or

        (ii) appoint the nominee of the President of the Institute of Chartered Accountants of Australia as the Proposed Agent and the Merged Entity must require him or her to carry out the functions contemplated pursuant to clauses 31 to 34 below.

Sale by Approved Agent

31. Within 5 Business Days of the appointment of the Proposed Agent referred to in clause 30 (**Approved Agent**), the Merged Entity must procure and/or grant the Approved Agent all necessary power and authority to divest, sell and transfer the relevant Unsold Divestment Businesses in the manner and on the terms considered appropriate by the Approved Agent, in its sole discretion, to ensure compliance with these Undertakings.

32. Within 5 Business Days after the appointment of the Approved Agent, the Merged Entity will procure, execute and provide an unconditional and irrevocable power of attorney in favour of the Approved Agent that:

    (a) grants the Approved Agent all rights and powers necessary to permit the Approved Agent to effect the divestiture of the relevant Unsold Divestment Business; and

    (b) unconditionally (save for fraud, negligence or breach of duty) indemnifies the Approved Agent against loss and damage incurred by the Approved Agent, arising directly or indirectly from the Approved Agent exercising or attempting to exercise the powers and rights conferred upon it under the power of attorney.

33. The Merged Entity will provide the Approved Agent with:

(a) all relevant information available to the Merged Entity; and

(b) all reasonable assistance,

to enable the Approved Agent to divest, sell and transfer the relevant Unsold Divestment Businesses as quickly as possible.

34. The Merged Entity will indemnify the Approved Agent against any loss and damage incurred by the Approved Agent in the course of carrying out his or her functions in accordance with the terms of his or her appointment. The Merged Entity will promptly pay the costs of the Approved Agent in the performance of his or her functions under clause 31.

Approved Purchasers

35. Unless the Commission requires otherwise, the Merged Entity must not sell, and must not authorise the Approved Agent to sell, the Divestment Businesses to purchasers other than Approved Purchasers.

36. An Approved Purchaser is a prospective purchaser of one or more Divestment Businesses that:

(a) is independent of and has no direct or indirect controlling interest in the Merged Entity;

(b) the Merged Entity believes in good faith, having made reasonable inquiries, is of good financial standing and has an intention to operate the relevant Divestment Businesses as a going concern;

(c) has not been objected to by the Commission within the objection period specified in clause 39 below.

37. Within 5 Business Days of the Merged Entity or the Approved Agent reaching a "conditional sale" agreement with a prospective purchaser for one or more Divestment Businesses (**Proposed Approved Purchaser**), the Merged Entity will provide the Commission with the following information and such other information that the Commission reasonably requires to assess whether the purchase of the Divestment Businesses by the Proposed Approved Purchaser satisfies the criteria set out in clause 36:

(a) the name, address and all other available contact details of the Proposed Approved Purchaser;

(b) a copy of a signed conditional sale and purchase agreement with the Proposed Approved Purchaser;

(c) a description of the business carried on in Australia by the Proposed Approved Purchaser; and

(d) the names of the ultimate holding company and directors of the Proposed Approved Purchaser.

38. The Merged Entity will use best endeavours to notify the Commission of an intended Proposed Approved Purchaser as early as possible and request the Commission to advise whether it is likely to raise any objection to that purchaser.

39. If, within 20 Business Days of receipt of the information from the Merged Entity referred to in clause 37 (or such further period as the Merged Entity and the Commission may agree) the Commission does not object to the Proposed

Approved Purchaser, the Merged Entity will use its best endeavours to complete the sale of the relevant Divestment Businesses to the Proposed Approved Purchaser in accordance with the conditional sale and purchase agreement referred to in clause 37(b), as soon as practicable after the Trigger Date.

40. The Commission may only object to the Proposed Approved Purchaser on the basis that it has formed the opinion that sale to the Proposed Approved Purchaser is likely to result in a substantial lessening of competition in a market in Australia when compared to the likely competition in that market in the absence of the Transaction and in that event, the Commission will provide the Merged Entity with a written statement of its reasons including the material facts it relies on for its view, on a confidential basis.

41. In the event of an objection as provided under clause 36(c) (which the Merged Entity undertakes not to challenge), the Merged Entity must identify an alternative Proposed Approved Purchaser for consideration by the Commission as soon as practicable.

Uncompleted Transactions

42. If for any reason the Merged Entity is prevented from or is otherwise unable to complete the divestment and sale of any Unsold Divestment Business in accordance with these Undertakings (**Uncompleted Transaction**), the Merged Entity will:

    (a) promptly advise the Commission of the fact of the Uncompleted Transaction;

    (b) provide the Commission with any information reasonably requested by the Commission about the Uncompleted Transaction and the Merged Entity's proposal to address and remedy the circumstances arising as a result of the Uncompleted Transaction;

    (c) negotiate in good faith with the Commission a means to satisfy the Merged Entity's obligations in this Undertaking, having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Force majeure

43. AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44. If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

    (a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

    (b) take all reasonable steps to remedy or abate the Force Majeure; and

    (c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45. Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from

taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46. The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name: The Australian Competition and Consumer Commission
Address: PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number: (02) 6243 1211
Attention: The Chairman

AGL

Name: The Australian Gas Light Company
Address: AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number: 02 9921 2096
Attention: General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED

Annexure 1

Bid Conditions

1. 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2. ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3. Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4. No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5. No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6. No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

(i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7. Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8. Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9. Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10. Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11. No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

ActewAGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration

CORPORATE DIRECTORY

The Australian Gas Light Company

ABN 95 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 2000

Independent Reviewer of Directors' Forecasts

Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 2000

Taxation Adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

AGL OFFER INFORMATION LINE:
1800 824 522 (toll-free for calls made within Australia) or
+61 2 8280 7012 (for calls made from outside Australia)
Monday to Friday between 8.30am and 5.30pm (Sydney time)


AGL
The Australian Gas Light Company
ABN 95 052 167 405

ACCEPTANCE FORM

SRN/HIN

Use this form to accept AGL's Offer to acquire all of Your Alinta Shares.
This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or legal, financial or other professional adviser as soon as possible.

Number of Your Alinta Shares.

Subregister:

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.

Step 2 For Issuer Sponsored Holdings

If your Alinta Shares are in an Issuer Sponsored Holding (check your details above – if your SRN/HIN begins with an "I", this indicates that Your Alinta Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of Your Alinta Shares, to accept the Offer you must **sign in the box below** and **return this Acceptance Form to one of the addresses shown overleaf.**

Step 2 For CHESS Holdings

If Your Alinta Shares are held on the CHESS Subregister (check your details above – if your SRN/HIN begins with an "X", this indicates that Your Alinta Shares are held on the CHESS Subregister), to accept the Offer you can either:

- **contact your Controlling Participant – normally your broker (If you do that, you do not need to return this Acceptance Form)**

OR

- **If you want us to contact your broker on your behalf, write their details here (Broker details for CHESS Subregister only):**

Broker's name ______________________________

Broker's address ______________________________

____

Broker's telephone number ______________________________

AND

sign in the box below and **return this Acceptance Form to one of the addresses shown overleaf** You must ensure that this form is received by us in sufficient time to enable us to instruct your broker to effect acceptance of the Offer on CHESS, and your broker to effect such acceptance, before the end of the Offer Period.

Step 3 Sign in the box below

By signing in the box below and returning this Acceptance Form to one of the addresses shown overleaf, you accept the Offer for all of Your Alinta Shares on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in Section 9.6 of the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with Section 9.4(c)(ii)(B) of the Bidder's Statement.

If you sign this Acceptance Form under a power of attorney, you must send a certified copy of the power of attorney with this Acceptance Form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this Acceptance Form.

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director/Secretary	Director

Date ___/___/_____

Please provide a business hours telephone number so that we can contact you if necessary

Your telephone number

Individual or joint shareholders – each shareholder must sign this Acceptance Form.
Companies – companies may execute this Acceptance Form in any way allowed by law.

You must complete, sign and return this Acceptance Form to one of the addresses shown overleaf so that it is received BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope if you post your Acceptance Form within Australia. The Offer will close at 5:00pm Perth time/7:00pm Sydney time on **[XX XX 2006]** (unless the Offer is withdrawn or extended).

The AGL Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.



ALN TKO001

HOW TO ACCEPT AGL'S OFFER

Issuer Sponsored Holdings

If Your Alinta Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Alinta Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

CHESS Holdings

If Your Alinta Shares are in a CHESS Holding, your Controlling Participant (normally your broker) must be contacted with instructions to accept the Offer. ***If you contact your Controlling Participant with instructions to accept, you do not need to return this Acceptance Form.***

If you want us to contact your Controlling Participant on your behalf, you must fill out and sign this Acceptance Form overleaf and return it to one of the addresses shown below. However, you must ensure that this Acceptance Form is received by us **in sufficient time to enable us to instruct your Controlling Participant to effect acceptance on CHESS, and your Controlling Participant to effect such acceptance, before the end of the Offer Period.**

The transmission of the Acceptance Form and other documents is at your own risk. Neither AGL nor Link Market Services Limited will be responsible for any delays incurred by this process. You should allow sufficient time for the Acceptance Form to be delivered and (if applicable) for your preferred party to initiate acceptance of the Offer on your behalf.

Additional Notes

1. **Power of Attorney** – if you sign this Acceptance Form under power of attorney, you must send a certified copy of the power with the form. You *will be deemed to have declared that you have no notice of revocation of the power and are able to further delegate power under it for the purpose* of the Offer.

2. **Sold all Your Alinta Shares?** – if you have sold all Your Alinta Shares, please send this Acceptance Form and your Bidder's Statement to the stockbroker who acted on your behalf.

3. **Bought or sold Alinta Shares?** – if you have recently bought or sold any Alinta Shares, your holding may differ from that shown on the front of this Acceptance Form. If so, please alter the number of Alinta Shares shown as your registered holding on the front of this Acceptance Form to the number of Alinta Shares you now hold (including any Alinta Shares of which you are entitled to become registered as holder), initial the alteration and indicate on this form the name of the stockbroker who acted for you.

If you must fill out and return this Acceptance Form, it must be sent to one of the addresses shown below so that it is received before the end of the Offer Period (which is scheduled to be 5:00pm Perth time/7:00pm Sydney time on **[XX XX 2006]** (unless withdrawn or extended))

POSTAL ADDRESS	DELIVERY ADDRESS	FAX
AGL Offer C/- Link Market Services Limited Locked Bag A14 SYDNEY SOUTH NSW 1235	AGL Offer C/- Link Market Services Limited Level 12, 680 George Street SYDNEY NSW 2000	+61 2 9287 0303

You should read the entire Bidder's Statement carefully before completing this Acceptance Form. If you have any questions about how to complete this Acceptance Form, please contact the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) or consult with your broker or legal, financial or other professional adviser as ***soon as possible. Please note that, as required by the Corporations Act, calls to the AGL Offer Information Line will be recorded.***

INFORMATION ABOUT YOU

Information you supply on this Acceptance Form will be used by AGL and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to AGL's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Unless otherwise defined in this Acceptance Form, all capitalised terms used in this Acceptance Form have the meaning given to them in the Bidder's Statement with which this Acceptance Form was enclosed, and "us" means AGL.